    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 1997

                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                           NXTREND TECHNOLOGY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         DELAWARE                    7372                    84-1161649
      (STATE OR OTHER    (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
      JURISDICTION OF     CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
     INCORPORATION OR
       ORGANIZATION)

                         5225 NORTH ACADEMY BOULEVARD
                       COLORADO SPRINGS, COLORADO 80918
                                (719) 590-8940
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                                 GUY M. LAMMLE
                            CHIEF EXECUTIVE OFFICER
                           NXTREND TECHNOLOGY, INC.
                         5225 NORTH ACADEMY BOULEVARD
                       COLORADO SPRINGS, COLORADO 80918
                                (719) 590-8940
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                  COPIES TO:
     JAMES C. T. LINFIELD, ESQ.                  JEFFREY D. SAPER, ESQ.
       JAMES H. CARROLL, ESQ.                     KURT J. BERNEY, ESQ.
         COOLEY GODWARD LLP                 WILSON SONSINI GOODRICH & ROSATI
  2595 CANYON BOULEVARD, SUITE 250              PROFESSIONAL CORPORATION
    BOULDER, COLORADO 80302-6737                   650 PAGE MILL ROAD
           (303) 546-4000                      PALO ALTO, CALIFORNIA 94304
                                                     (415) 493-9300
                               ----------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                 PROPOSED          PROPOSED
                                                 MAXIMUM           MAXIMUM
  TITLE OF EACH CLASS OF       AMOUNT TO BE   OFFERING PRICE      AGGREGATE          AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED(1)    PER SHARE(2)  OFFERING PRICE(1)(2) REGISTRATION FEE
--------------------------------------------------------------------------------------------------
 Common Stock, $0.01 par
  value per share.......     4,945,000 shares     $14.00         $69,230,000          $20,979

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(1) Includes 645,000 shares of Common Stock issuable upon exercise of the
    Underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
------------------------------------------------------------------------------
------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED MARCH 14, 1997

                                4,300,000 SHARES

                        [NXTREND TECHNOLOGY, INC. LOGO]

                                  COMMON STOCK

  All of the 4,300,000 shares of Common Stock offered hereby are being sold by NxTrend Technology, Inc. ("NxTrend" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have its Common Stock approved for quotation on the Nasdaq National Market under the symbol "NXTT."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               Price to Underwriting Proceeds to
                                                Public  Discount(1)  Company(2)
--------------------------------------------------------------------------------
Per Share.....................................   $          $           $
Total(3)...................................... $          $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company, estimated at $550,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 645,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $ , the Underwriting Discount will total $ and Proceeds to Company will total $ . See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about      , 1997.

                                  -----------

MONTGOMERY SECURITIES
                              J.P. MORGAN & CO.
                                                                   DAIN BOSWORTH
                                                                   INCORPORATED

                                       , 1997

              [DESCRIPTION OF ARTWORK TO BE FILED BY AMENDMENT.]




  Trend(R) and SHIMS(R) are trademarks owned by the Company.

  The Company intends to furnish its stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants and with quarterly reports for the first three quarters of each fiscal year containing interim financial information.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

               [DESCRIPTION OF ARTWORK TO BE FILED BY AMENDMENT.]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated in such forward-looking statements. Except as otherwise indicated in this Prospectus or the financial statements, all references to "NxTrend" and the "Company" refer to NxTrend Technology, Inc. and its predecessors.

                                  THE COMPANY

  NxTrend is a leading provider of enterprise-wide software solutions that address the critical business information requirements of durable goods wholesale distributors. NxTrend offers wholesale distributors a single source solution for information systems that are designed to enable the distributor to increase profitability, enhance customer service and implement "best business practices" in such critical areas as inventory management, order processing, sales, customer service, warehouse logistics and strategic business analysis. The Company seeks to serve as its customers' technology partner, helping them respond to and anticipate the changing demands of the wholesale distribution industry by designing, implementing and continuously improving their business information systems. The Company's primary software products are open systems based on the UNIX platform, and the Company's newest generation of products utilize a Windows NT-based client/server architecture with Internet and intranet capabilities. Over the course of its 17 year history of profitable operations, the Company has established itself as the leading provider of business information systems within its target market segments of the distribution industry and as of February 28, 1997 had an installed base of over 1,000 customers.

  Durable goods wholesale distributors are operating in a rapidly changing and intensely competitive environment. Industry consolidation has resulted in fewer and more powerful distributors competing for market share while new entrants are targeting increasingly specialized market segments. The proliferation of "big box" retailers and wholesale clubs has also significantly altered the competitive landscape, as such new competitors typically bypass traditional distributors and instead purchase directly from manufacturers. While the competitive environment has intensified, demand for increased value and improved service from both manufacturers and customers has placed additional pressures on wholesale distributors. Manufacturers are seeking increased levels of marketing support from wholesale distributors, more efficient ordering procedures and better information on distributors' inventory levels to monitor "sell through." Concurrently, customers are attempting to better manage their inventory levels and costs by demanding that their distributors provide prompt information on product availability and rapid and reliable product delivery. Both manufacturers and customers are endeavoring to rationalize their selling and purchasing efforts by concentrating their business with a smaller number of distributors. As a result of these factors, many distributors have been forced to lower their margins in order to remain competitive. The various pressures facing wholesale distributors have created a growing need for enterprise-wide software solutions that provide a broad range of accurate and current information to wholesale distributors and enable them to respond more quickly to the needs of their manufacturers and customers and to manage their businesses more efficiently and profitably.

  The Company's primary software packages, Trend, WDS-II and SHIMS, are designed to automate key business processes and to integrate information among customers and manufacturers. These products offer numerous modules in the areas of (i) inventory management, (ii) warehouse logistics, (iii) electronic commerce, (iv) business analysis, (v) sales, distribution and customer service, and (vi) finance and administration, which can be configured to meet customers' specific needs. The Company's Strategic Exchange client/server family of products, based on Windows NT, complements the Company's primary products by allowing customers to access, organize and analyze the information collected by such products and to integrate that information into Windows-based productivity tools. The Company's recently introduced Distribution@Work family of products adds Internet and intranet capabilities to NxTrend's other software products.

  The Company's objective is to maintain and enhance its position as a leading supplier of enterprise-wide software solutions for the durable goods wholesale distribution market. The Company seeks to achieve this objective by (i) leveraging its industry specific focus and industry reputation to further penetrate its primary target market segments within the durable goods wholesale distribution industry; (ii) providing a total solution to customers' information technology needs; (iii) extending its solutions into additional market segments within the durable goods distribution industry; (iv) enhancing its technology leadership position through ongoing product development; (v) continuing to offer products and services which generate significant recurring and ongoing revenue; and (vi) increasing its product offerings, customer base, skilled personnel and market segments by pursuing strategic acquisitions.

  The Company was incorporated in Iowa in 1979, was reincorporated in Colorado in 1991 and was reincorporated in Delaware in 1996. The Company's principal executive offices are located at 5225 North Academy Boulevard, Colorado Springs, Colorado 80918, and its telephone number is (719) 590-8940.

                                  THE OFFERING

 Common Stock offered by the Company................ 4,300,000 shares
 Common Stock to be outstanding after the offering.. 13,370,331 shares(1)
 Use of proceeds.................................... For payments in connection with the redemption of
                                                     preferred stock, repayment
                                                     of indebtedness, working
                                                     capital and other general
                                                     corporate purposes. See
                                                     "Use of Proceeds."
 Proposed Nasdaq National Market symbol............. NXTT

--------
(1) Based on shares outstanding as of February 28, 1997. Excludes (i) 1,335,932 shares of Common Stock reserved for issuance upon exercise of options outstanding under the Company's 1996 Stock Option and Grant Plan as of February 28, 1997 at a weighted average exercise price of $2.43 per share,
    (ii) 1,393,294 additional shares reserved for issuance pursuant to the
    Company's 1996 Stock Option and Grant Plan, and (iii)     shares reserved
    for issuance pursuant to the Company's Employee Stock Purchase Plan. See "Capitalization," "Management--1996 Stock Option and Grant Plan," "-- Employee Stock Purchase Plan," "Description of Capital Stock" and Note 9 of Notes to Financial Statements.

                                ----------------

  Except as otherwise specified, all information in this Prospectus assumes (i) a 2.3-for-1 stock split of the Common Stock to be effected prior to the closing of this offering, (ii) the conversion of each outstanding share of convertible preferred stock into Common Stock upon the closing of this offering, and (iii) no exercise of the Underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                               YEAR ENDED DECEMBER 31,
                                      -----------------------------------------
                                      1992(1)  1993    1994    1995     1996
                                      ------- ------- ------- ------- ---------
STATEMENT OF INCOME DATA:
Revenue:
 Software license fees............... $ 5,585 $ 4,575 $ 6,446 $10,625   $12,429
 Annual license and support fees.....   2,306   3,127   3,210   8,702    10,759
 Services............................   2,584   3,325   3,909   6,229     7,011
 Hardware............................   5,268   5,482   5,207   9,568     9,421
                                      ------- ------- ------- ------- ---------
    Total revenue....................  15,743  16,509  18,772  35,124    39,620
Gross profit.........................   9,298   6,830   8,886  17,998    21,417
Operating income.....................   2,396      88   2,785   3,834     5,819
Interest expense.....................     --      170      45     --      1,757
Net income...........................   1,507     241   2,134   2,981     3,129
Unaudited pro forma net income per
 common and common equivalent
 share(2)............................                                   $  0.32
Shares used to compute unaudited pro
 forma net income per common and
 common equivalent share(2)..........                                 9,919,287
UNAUDITED SUPPLEMENTAL DATA(3):
Adjusted operating income............                         $ 7,030   $ 9,623
Adjusted net income..................                           5,013     5,595

                                                          DECEMBER 31, 1996
                                                       ------------------------
                                                                   PRO FORMA
                                                        ACTUAL   AS ADJUSTED(4)
                                                       --------  --------------
BALANCE SHEET DATA:
Current assets.......................................  $ 11,854     $21,791
Current liabilities (including current portion of
 long-term bank and other debt)......................    15,583      11,083
Total assets.........................................    16,596      26,146
Bank and other long-term debt........................    15,500         500
Mandatorily redeemable, convertible preferred stock..    32,500         --
Stockholders' equity (deficit).......................   (47,047)     14,503

--------
(1) Results of operations for 1992 reflect the Company's status as an S corporation until December 31, 1992. Net income includes an unaudited, pro forma tax provision, calculated as if the Company were a C corporation for 1992.
(2) Calculated on the basis described in Note 2 of Notes to Financial
    Statements.
(3) Excludes nonrecurring compensation expense of $3.2 million and $3.8 million incurred by the Company in 1995 and 1996, respectively, under the Company's Unit Incentive Plan. In connection with the Company's recapitalization in March 1996, this plan was settled and terminated. See "Recapitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recapitalization."
(4) Adjusted to reflect (i) the conversion of all outstanding convertible preferred stock into Common Stock and redeemable preferred stock, (ii) the sale of the 4,300,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $13.00, and (iii) the application of the estimated net proceeds therefrom, including $22.0 million for the immediate redemption of all redeemable preferred stock. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the Common Stock being offered hereby involves a high degree of risk. In addition to other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

UNCERTAINTY OF FUTURE OPERATING RESULTS; FLUCTUATIONS IN QUARTERLY RESULTS

  The Company's quarterly operating results have fluctuated in the past and are expected to continue to fluctuate in the future. These fluctuations may be caused by many factors, including, among others: the size and timing of individual orders; competitive pricing pressures; lengthy sales cycles; budgeting cycles of customers; delays of customer installations due to delays in delivery of hardware components by the Company's vendors; customer order deferrals in anticipation of new products; the mix of products and services sold; the variation of consulting, maintenance and other services as a percentage of total revenue; the timing of introduction or enhancement of products by the Company or its competitors; market acceptance of new products; technological changes in platforms supporting the Company's products; changes in networking or communication technology; changes in the Company's operating expenses; personnel changes; the ability of the Company to increase its sales and support personnel; software "bugs" and other product quality problems; and general industry and economic conditions.

  A significant portion of the Company's historical revenue has been derived from initial license fees (and related hardware and service sales) to a limited number of customers, and the Company currently anticipates that this trend will continue. Accordingly, any significant cancellation or deferral of customer orders could have a material adverse effect on the Company's operating results in any particular quarter. Further, due in part to the time required to implement the Company's products and the Company's revenue recognition policy which generally requires that a product has been delivered and installed, the Company has satisfied all significant performance obligations and collection is probable before revenue from the sale can be recognized, the Company may experience potentially significant delays in recognizing revenue. The Company in the past has realized a substantial portion of its revenue in the last month of a quarter. In addition, it is not uncommon for software companies to experience strong fourth quarters followed by weak first quarters, in some cases with quarter-to-quarter declines in revenue or operating profit. Further, many of the Company's customers have their most active business cycles in the third calendar quarter and, therefore, often elect to defer installation of a new system during that period of time. In addition, the timing of initial license fee revenue is difficult to predict because of the length and variability of the Company's sales cycle.

  The Company's operating expense levels are relatively fixed and are based in part on expectations as to future revenues. Compensation constitutes a substantial portion of the Company's operating expenses and to a large degree is fixed. Additionally, in their first year of employment by the Company, new consulting personnel typically spend between eight and twelve weeks in training, during which period they do not typically generate revenue. To the extent anticipated revenue fails to materialize following the hiring and training of new personnel, the Company's operating results would be adversely affected. Consequently, any decline in revenues in any period, including a decline due to delays in revenue recognition, could cause significant variations in operating results from quarter to quarter and could result in operating losses. To the extent that the Company's expectations regarding future revenue are not realized, the Company's business, results of operations and financial condition would be materially and adversely affected.

  As a result of these and other factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. It is possible that the Company's future quarterly operating results from time to time will not meet the expectations of market analysts or investors, which would likely have an adverse effect on the market price of the Company's Common Stock. In addition, there can be no assurance that the Company will achieve or sustain profitability on a quarterly or annual basis. See "--Lengthy Sales Cycle" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LENGTHY SALES CYCLE

  The sales cycle associated with the purchase of the Company's products typically ranges from five to seven months and is subject to a number of risks over which the Company has little or no control. For example, licensing of the Company's products by its customers may involve a significant technical evaluation and commitment of capital and other resources, with the attendant delays associated with the approval of large capital expenditures and the testing, implementation and acceptance of new technologies that affect key operations. This evaluation process subjects the sales cycle associated with the licensing of the Company's products to a number of significant risks, including customers' budgetary and capital spending constraints and the internal purchase approval processes of the customer, each of which may cause a lengthy sales process lasting over several months. The length of the Company's sales cycle may also vary substantially from customer to customer, particularly for customers within different market segments. Because of such possible lengthy sales cycles and the size of typical initial license fees (and associated hardware and service sales), if revenue forecasted by the Company from a specific customer for a particular quarter is not realized in that quarter, the Company's operating results for that quarter could be materially and adversely affected. See "--Uncertainty of Future Operating Results; Fluctuations in Quarterly Results" and "Business--Sales and Marketing."

ABILITY TO ATTRACT AND RETAIN SALES, SERVICE AND IMPLEMENTATION PERSONNEL

  The Company's future success is heavily dependent upon its ability to attract, retain and motivate skilled technical and managerial personnel, consulting personnel who assist in the implementation of the Company's solutions, and sales personnel who are knowledgeable about enterprise-wide software solutions and the wholesale distribution industry. The Company will not be able to continue to increase its business at historical rates without adding significant numbers of trained consulting personnel. Competition for these types of personnel, in particular for technical, sales and implementation personnel, is intense, and the Company competes in the market for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than the Company. The software industry is characterized by a high level of employee mobility and aggressive recruitment of skilled personnel. There can be no assurance that the Company will be able to retain its current personnel, or that it will be able to attract, assimilate or retain other highly qualified technical, managerial, consulting or sales personnel in the future. The inability to attract, hire or retain the necessary personnel could have a material adverse effect upon the Company's business, operating results and financial condition. See "--Dependence on Key Personnel" and "--Rapid Technological Change and New Products."

DEPENDENCE ON KEY PERSONNEL

  The Company's continued success depends to a significant extent upon its ability to retain certain key employees, including Guy M. Lammle, Chief Executive Officer and President, Kathleen J. Cunningham, Chief Operating Officer and Chief Financial Officer, and Ross J. Elliott, Executive Vice President, Development. None of NxTrend's executive officers is bound by an employment agreement, and Mr. Lammle is the only executive officer upon whom the Company maintains "key-man" insurance. The loss of Mr. Lammle, Ms. Cunningham, Mr. Elliott or certain other key employees or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company's business and operations. See "-- Ability to Attract and Retain Sales, Service and Implementation Personnel," "--Rapid Technological Change and New Products," "Business--Employees" and "Management--Executive Officers and Directors."

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS

  The market for the Company's software products is characterized by rapid technological advances, evolving industry standards, changes in end-user requirements and frequent new product introductions and enhancements.

The introduction of products embodying new technologies and the emergence of new industry standards could render the Company's existing products and products currently under development obsolete and unmarketable. Accordingly, the Company's future success will depend upon its ability to enhance its current products and develop and introduce new products that keep pace with technological developments, satisfy varying end-user requirements and achieve market acceptance. For example, the Company has modified certain modules of its existing UNIX-based products and developed new products which can be operated in an open client/server environment and on the Internet or an intranet. Any failure by the Company to anticipate or respond adequately to technological developments or end-user requirements, or any significant delays in product development or introduction, could damage the Company's competitive position and have a material adverse effect on revenues. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements on a timely basis or that the Company will not experience significant delays in the future, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, there can be no assurance that new products or product enhancements developed by the Company will achieve market acceptance. The Company may need to increase the size of its product development staff in the near term to meet these challenges. There can be no assurance that the Company will be successful in hiring and training adequate product development personnel to meet its needs. See "--Ability to Attract and Retain Sales, Service and Implementation Personnel," "--Dependence on Key Personnel" and "Business--Product Development."

DEPENDENCE ON TREND

  The Company derives a majority of its revenue from the licensing of its primary product, Trend, and associated service and hardware sales. The Company anticipates that Trend will continue to account for a substantial portion of revenue for the foreseeable future and that revenue from its SHIMS product will continue to decrease as a percentage of total revenue. Accordingly, any significant overall decline in revenue from Trend would have a material adverse effect on the Company's business, operating results and financial condition. The Company's future operating results are dependent upon continued market acceptance of Trend and enhancements thereto. There can be no assurance that Trend will continue to achieve market acceptance or that the Company will be successful in marketing enhancements thereto. There can be no assurance that current revenue or margin levels from this product will be sustained. The Company anticipates that its existing and new competitors will introduce additional products that compete with Trend, particularly if the demand for wholesale distribution software products increases. In the event that the Company's current or future competitors release new products that have more advanced features, offer better performance or are more price competitive than Trend, the Company's business, operating results and financial condition would be materially and adversely affected. See "Business--Products" and "--Product Development."

COMPETITION

  Competition in the enterprise-wide software solutions market is, and is expected to remain, intense. The Company competes on the basis of product quality, reliability, performance, ease of use, quality of support and price. The Company believes that its primary competitors are Daly & Walcott, Inc., J.D. Edwards, Inc., Mincron SBC Corporation, Prelude, Inc., Prophet 21, Inc. and Trade Service System, Inc. Certain of the Company's existing competitors, as well as a number of potential competitors, have more established and larger marketing and sales organizations, significantly greater financial and technical resources and a larger installed base of customers than the Company. In addition, certain of these companies have greater name recognition, more established positions in the market, and long standing relationships with customers. There can be no assurance that such competitors will not offer or develop products that are superior to the Company's products or that achieve greater market acceptance. The Company also competes against internally developed legacy solutions in which potential customers may have invested significant sums and committed valuable management resources to develop. Such potential customers may resist committing the time and resources necessary to convert to a third party software product and may instead choose to develop and enhance their own systems internally. As demand for distribution industry technology solutions expands, additional companies, some with significantly greater resources than the Company, may enter the market or increase their market share by acquiring or entering into alliances with competitors of the Company. There can be no assurance that the Company will be able to compete successfully against its competitors or that the competitive pressures faced by the Company will not adversely affect its business, results of operations or financial condition. See "Business--Competition."

MANAGEMENT OF GROWTH

  The growth in the size and complexity of the Company's business and expansion of its product lines and its customer base have placed and are expected to continue to place a strain on the Company's management and operations. The Company anticipates that continued growth will require it to recruit and hire many new employees, including sales, consulting and technical personnel. The Company's ability to compete effectively and to manage future growth, if any, also will depend on its ability to implement and improve operational, financial and management information systems on a timely basis, to expand, train, motivate and manage its work force, in particular its direct sales force and consulting services organization, and to deal effectively with third-party systems integrators and consultants. There can be no assurance that the Company will be able to manage or continue to manage its recent or any future growth, and any failure to do so would have a material adverse effect on the Company's business, operating results and financial condition.

INTEGRATION OF POTENTIAL ACQUISITIONS AND JOINT VENTURES

  As part of the Company's strategy, the Company seeks to acquire or enter into business combinations with companies whose products or technologies will complement or extend the Company's current products, services or target market segments. In this regard, the Company completed the acquisition of certain of the assets of Ultimate Data Systems, Inc. in 1995, and the acquisitions in early 1997 of substantially all of the assets of each of Systemetrix Corporation and an affiliated entity, Saber Systems, Inc. and Goretek Data Systems, Inc. The most recent acquisitions, as well as any future acquisitions, may expose the Company to increased risks, including those associated with the assimilation of new operations and personnel, the diversion of financial and management resources from existing operations, and the inability of management to integrate successfully acquired businesses, personnel and technologies. Furthermore, there can be no assurance that the Company will be able to generate sufficient revenue from such acquisitions to offset associated acquisition costs, or that the Company will maintain uniform standards, controls, procedures and policies, which may result in the impairment of relationships with customers, employees, and new management personnel. Certain acquisitions may also result in additional expense associated with the amortization of acquired intangible assets or potential dilution from additional stock issuances. The Company may also evaluate, on a case-by-case basis, joint venture relationships with certain complementary businesses. Any such joint venture investment would involve many of the same risks posed by acquisitions, particularly those risks associated with the diversion of resources, the inability to generate sufficient revenues, the management of relationships with third parties, and potential additional expenses, any of which could have a material adverse affect on the Company's business, financial condition or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Acquisitions."

DEPENDENCE ON THIRD PARTY SOFTWARE AND HARDWARE; RELIANCE UPON HARDWARE SALES

  Most of the Company's products incorporate and use software products and computer hardware and equipment developed by other entities. The relational database management systems ("RDBMS") currently used in the Company's products are those which the Company believes are best suited for the particular applications required by the wholesale distributors in the Company's targeted markets. These RDBMS have been developed by Progress Software Corporation ("Progress") and VMark Software, Inc. ("VMark"), and the Company has entered into agreements with each of Progress and VMark that permit NxTrend to resell such companies' products in connection with the sale of NxTrend products. The operating systems on which the Company's products can function (UNIX, SCO-UNIX, UnixWare and Windows NT) have been developed or are owned by Santa Cruz Operations ("SCO") and Microsoft Corporation ("Microsoft"). The computer hardware and related equipment sold as part of the Company's total solutions are manufactured by Hewlett-Packard Company

("Hewlett-Packard"), International Business Machines Corporation ("IBM"), Unisys Corporation, Data General Corporation ("Data General") and others. There can be no assurance that all of these software or hardware providers will remain in business, that such entities will continue to support these product lines, that their product lines will remain viable or that these products will otherwise continue to be available to the Company on a timely basis in sufficient quantities or at all. For example, in the fourth quarter of 1996 unavailability of certain hardware products resulted in delays in the installation of Trend and the deferral of the revenue from outstanding customer orders. If any of these entities ceases to do business or abandons or fails to enhance or continue to support a particular product line, the Company may need to seek other suppliers. In particular, if the Company was unable, for any reason, to continue to incorporate Progress software into its Trend and WDS-II products and to resell Progress software in connection with the Trend and WDS-II products, the Company's business, results of operations and financial condition would be materially and adversely affected.

  Further, for the year ended December 31, 1996, the Company derived approximately 23.8% of its revenue and 7.9% of its gross profit from hardware sales. Due to intense competition in the computer hardware market, and the resulting declines in hardware prices, the Company's hardware revenue, as a percentage of total revenue, as well as gross profit attributable to hardware sales as a percentage of total gross profit, have also declined. The Company expects these trends to continue. In addition, there can be no assurance that the Company's current suppliers will not significantly alter their pricing in a manner which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Third Party Products."

UNCERTAINTY OF MARKET ACCEPTANCE OF NEW PRODUCTS

  The Company has made a substantial investment in developing products which utilize open systems technologies, such as client/server architectures, to enable its customers to operate the Company's products on a variety of operating systems, multiple hardware platforms and to integrate the Company's products with third-party specialty software applications and legacy systems. For example, the Company has developed the Distribution@Work family of products to enable distributors, customers and manufacturers to access and transmit information in a distributor's Trend or SHIMS database via the Internet or an intranet. However, since the wholesale distribution industry has been slow to adopt sophisticated business information technology, there can be no assurance that the Company's new products will achieve or maintain market acceptance. Further, there can be no assurance that the Company's products will achieve and sustain advantages over other competitive technologies. If the Company's enterprise network solutions do not achieve and maintain significant and sustained market acceptance, the Company's business, results of operations and financial condition could be materially and adversely affected.

ABILITY TO EXPAND INTO NEW MARKETS

  The Company's future operating results are dependent upon its ability to penetrate new vertical wholesale distribution market segments, such as electronics, medical equipment and automotive parts. In order to penetrate new markets such as these, the Company must develop or acquire the industry-specific knowledge which is necessary to enable it to customize its primary software products to meet the needs of wholesale distributors in these markets. In addition, since wholesale distributors prefer to purchase systems from well-established suppliers, the Company will need to establish a reputation in each new market as a reliable provider of enterprise-wide software solutions. If the Company's products do not achieve and maintain significant and sustained market acceptance, or if the customer's applications which incorporate the Company's products do not achieve lasting market acceptance, the Company's business, results of operations and financial condition could be materially and adversely affected.

DEPENDENCE ON DURABLE GOODS WHOLESALE DISTRIBUTION INDUSTRY

  The Company's business depends substantially upon the capital expenditures of durable goods wholesale distributors in its targeted market segments, which in part depend upon the demand for such distributors' products. A recession or other adverse events broadly impacting the wholesale distribution industry in the United States or other markets served by the Company could affect such demand, forcing distributors in the Company's target markets to curtail or postpone capital expenditures on information technology systems and business consulting services. Any such change in the amount or timing of capital expenditures in its target markets could have a material adverse effect on the Company's business, results of operations and financial condition.

PRODUCT LIABILITY; RISK OF SOFTWARE ERRORS OR FAILURES

  The Company may be subject to significant risks of professional and other liability with respect to both its standard software products and its consulting and support services. No assurance can be given that the limitations of liability set forth in the Company's license agreements or other contracts would be enforceable or would otherwise protect the Company from liability for damages to a customer resulting from a defect in one of the Company's products or arising as a result of professional services rendered by the Company. Such a claim, if successful and of sufficient magnitude, could have a material adverse effect on the Company's business, results of operation and financial condition. In addition, software programs as complex as those offered by the Company may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. There can be no assurance that errors will not be found in future releases of the Company's software, or that any such errors will not impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing new releases or with the performance of the Company's products could have a material adverse effect on the Company's business, results of operations and financial condition.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company relies on a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other methods for protecting ownership of its proprietary software. There can be no assurance, however, that, in spite of these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of the Company's products or obtain and use information that the Company regards as proprietary. The Company provides source code to all SHIMS end-users and, in certain circumstances may provide the source code for its Trend and WDS-II software products, under licenses to its customers to enable them to customize the software to meet particular requirements. Although the Company's source code license contains confidentiality and nondisclosure provisions, there can be no assurance that such customers will take adequate precautions to protect the Company's source code or other confidential information. While the Company's license agreements prohibit customers from exporting the product, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the mechanisms used by the Company to protect its software will be adequate or that the Company's competitors will not independently develop software products that are substantially equivalent to or superior to the Company's software products.

  NxTrend licenses products to end-users under license agreements which are generally in standard form, although each license is individually negotiated and may contain variations. The standard form agreement allows the licensee to use the products solely on its computer equipment for its internal purposes, and the licensee is generally not permitted to sublicense or transfer the products. The Company's standard form license agreement includes a confidentiality clause protecting the products. However, there can be no assurance that such customers will take adequate precautions to protect the Company's confidential information.

  None of NxTrend's software is patented. The Company believes that it has all necessary rights to market its products, although there can be no assurance that third parties will not assert infringement claims in the future. The Company expects that, as the number of software products in the wholesale distribution industry increases and the functionality of these products further overlaps, software products will increasingly be subject to such claims. There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted against the Company or that any such assertions will not materially adversely affect the Company's business, operating results and financial condition. Any such claim, with or without merit, could be time-consuming, result in costly litigation and diversion of resources, cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to the Company or at all. In the event of a successful claim of product infringement against the Company and the Company's failure or inability to license the infringed or similar technology, the Company's business, operating results and financial condition could be materially adversely affected.

ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE; NO
DIVIDENDS

  Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or, if one develops, that it will be maintained. The initial public offering price of the Common Stock will be established by negotiation between the Company and the representatives of the Underwriters. See "Underwriting" for factors to be considered in determining the initial public offering price. The market price of the shares of Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, including announcements by its competitors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock. The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  The sale of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have outstanding an aggregate of 13,370,331 shares of Common Stock assuming (i) no exercise of the Underwriters' over-allotment option, (ii) no exercise of outstanding options and (iii) the automatic conversion of all outstanding shares of the Company's convertible preferred stock. Of these shares, the 4,300,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined under the Securities Act and the Regulations promulgated thereunder.

  The remaining 9,070,331 shares of Common Stock are "Restricted Shares" and are subject to restrictions under the Securities Act. All of the Restricted Shares are subject to lock-up agreements under which the holders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus except with the prior written consent of Montgomery Securities. Beginning 180 days after the date of the Prospectus, 8,422,535 Restricted Shares will become available for sale in the public market pursuant to Rule 144 or Rule 701 under the Securities Act. By January 1998, up to an additional 318,791 shares will become eligible for sale in the public market pursuant to Rule 144 or Rule 701 under the Securities Act. During the period from March 1998 through March 2004, certain holders of the Restricted Shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon effectiveness of such registration. See "Management--1996 Stock Option and Grant Plan," "--Employee Stock Purchase Plan," "Shares Eligible for Future Sale," and "Description of Capital Stock--Registration Rights."

ANTI-TAKEOVER CONSIDERATIONS

  Upon completion of this offering, the Board of Directors will have authority to issue up to 5,000,000 shares of Preferred Stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of and the voting and other rights of the holders of the Common Stock. The Company has no present plans to issue shares of Preferred Stock. In addition, certain provisions of the Company's bylaws and Delaware law applicable to the Company could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's stockholders of the opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. See "Description of Capital Stock."

CONTROL BY OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS

  Following completion of this offering, directors, executive officers and principal stockholders of the Company, and certain of their affiliates, will beneficially own approximately 66% of the outstanding shares of Common Stock. Accordingly, these persons, individually and as a group, will be able to effectively control the Company and direct its affairs and business, including any determination with respect to the acquisition or disposition of assets by the Company, future issuances of Common Stock or other securities by the Company, declaration of dividends in the Common Stock and the election of directors. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal Stockholders."

                               RECAPITALIZATION

  On March 14, 1996, the Company effected a recapitalization (the "Recapitalization"), whereby, among other things, the Company: (i) sold 26,000 shares of Series A Convertible Participating Preferred Stock ("Series A Preferred Stock") for an aggregate purchase price of $26.0 million; (ii) obtained a $25.0 million five-year term loan and a $5.0 million revolving line of credit, of which $1.0 million was drawn at that time; (iii) redeemed all of the Common Stock owned by Guy M. Lammle, a co-founder of the Company, members of his immediate family and trusts established for their benefit (the "Lammles") for a cash payment of $17.5 million and the issuance of 6,500 shares of Series B Convertible Participating Preferred Stock ("Series B Preferred Stock") valued at $1,000 per share; (iv) redeemed all of the Common Stock held by Roger H. Linn, a co-founder of the Company, members of his immediate family and trusts established for their benefit (the "Linns") for a cash payment of $31.5 million; (v) paid $7.0 million (before withholding taxes) to certain employees of the Company in connection with the termination of the Company's Unit Incentive Plan (the "Unit Incentive Plan"); and (vi) sold 1,473,943 shares of restricted Common Stock to Guy M. Lammle at a purchase price of $0.217 per share, subject to a repurchase right in favor of the Company. See "Certain Transactions."

  Upon the closing of this offering, the outstanding Series A Preferred Stock will automatically convert into 5,980,000 shares of Common Stock and 15,500 shares of Senior Redeemable Preferred Stock and the outstanding Series B Preferred Stock will automatically convert into 1,495,000 shares of Common Stock, 3,875 shares of Senior Redeemable Preferred Stock and 2,625 shares of Junior Redeemable Preferred Stock. All shares of Senior Redeemable Preferred Stock and Junior Redeemable Preferred Stock will be immediately redeemed upon the consummation of this offering for total payments of approximately $19.4 million and $2.6 million, respectively. For the year ended December 31, 1996, the Company incurred aggregate interest expense and amortization of debt issuance costs of approximately $1.8 million relating to the term and revolving debt incurred in connection with the Recapitalization. The Company intends to use a portion of the net proceeds of this offering to repay the term loan borrowing and any outstanding line of credit borrowing. See "Use of Proceeds."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,300,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $51.4 million ($59.2 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company. The Company intends to use approximately $19.0 million to repay the outstanding term loan whose interest rate is based upon the prime rate of interest or LIBOR, at the Company's option, plus 25 to 275 basis points depending upon certain borrowing ratios. The weighted average interest rate for the term loan as of December 31, 1996 was 7.78% and such loan matures on December 31, 2000. The Company intends to use approximately $500,000 to repay all outstanding balances under its line of credit which has an interest rate of 8.50% as of February 28, 1997 and approximately $22.0 million to redeem 19,375 shares of Senior Redeemable Preferred Stock and 2,625 shares of Junior Redeemable Stock which will be issued upon the conversion of the outstanding Series A Preferred Stock and Series B Preferred Stock. A portion of the proceeds may also be used to acquire or invest in businesses, products or technologies that complement or extend the Company's current products, services or target market segments. While the Company from time to time evaluates potential acquisitions of such businesses, products or technologies, there are no present undertakings, commitments or agreements with respect to any such acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisitions." The balance of the proceeds will be used for working capital and general corporate purposes.

  Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing securities.

                                DIVIDEND POLICY

  The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's current loan agreement with its lenders contains a covenant requiring the Company to obtain the lenders' consent before declaring dividends. The payment of any future dividends will be at the discretion of the Company's Board of Directors, will require consent of the Company's lenders and will depend upon, among other things, the future earnings, operations, capital requirements and financial condition of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                CAPITALIZATION

  The following table sets forth as of December 31, 1996, the current debt and lease obligations as well as the capitalization of the Company: (i) on an actual basis and (ii) on a pro forma as adjusted basis to give effect to the conversion of all outstanding convertible preferred stock into Common Stock and redeemable preferred stock, the sale of the 4,300,000 shares of Common Stock being offered by the Company hereby, at an assumed initial public offering price of $13.00 per share, and the application of the net proceeds therefrom, including $22.0 million for the immediate redemption of all redeemable preferred stock.

                                                            DECEMBER 31, 1996
                                                           --------------------
                                                                     PRO FORMA
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS,
                                                           EXCEPT SHARE DATA)
Current portion of bank and other debt...................  $ 5,000    $   500
                                                           =======    =======
Long-term bank and other debt............................  $15,500    $   500
Series A Mandatorily Redeemable, Convertible Preferred
 Stock, $0.01 par value, 26,000 shares authorized, issued
 and outstanding, actual; no shares authorized, issued or
 outstanding, pro forma as adjusted......................   26,000        --
                                                           -------    -------
Series B Mandatorily Redeemable, Convertible Preferred
 Stock, $0.01 par value, 6,500 shares authorized, issued
 and outstanding, actual; no shares authorized, issued or
 outstanding, pro forma as adjusted......................    6,500        --
                                                           -------    -------
Senior Mandatorily Redeemable Preferred Stock, $0.01 par
 value, 19,375 shares authorized and no shares issued and
 outstanding, actual; no shares authorized, issued or
 outstanding, pro forma as adjusted......................      --         --
                                                           -------    -------
Junior Mandatorily Redeemable Preferred Stock, $0.01 par
 value, 2,625 shares authorized and no shares issued and
 outstanding, actual; no shares authorized, issued or
 outstanding, pro forma as adjusted......................      --         --
                                                           -------    -------
Stockholders' equity(1):
  Preferred stock, $0.01 par value, 50,000 shares
   authorized and no shares issued and outstanding,
   actual; 5,000,000 shares authorized and no shares
   issued and outstanding, pro forma as adjusted.........      --         --
  Common stock, $0.01 par value, 31,895,500 shares
   authorized, 1,473,943 shares issued and outstanding,
   actual; 27,000,000 shares authorized, 13,248,943
   shares issued and outstanding, pro forma as adjusted..       15        132
Additional paid-in capital...............................      305     62,125
Retained earnings (deficit) (including at December 31,
 1996 actual and pro forma as adjusted $48,999 paid to
 purchase and retire founders' stock) (Note 1 of
 Notes to Financial Statements)..........................  (47,367)   (47,754)
                                                           -------    -------
    Total stockholders' equity (deficit).................  (47,047)    14,503
                                                           -------    -------
      Total capitalization...............................  $   953    $15,003
                                                           =======    =======

--------
(1) Excludes (i) 1,001,650 shares of Common Stock reserved for issuance upon exercise of options outstanding under the Company's 1996 Stock Option and Grant Plan as of December 31, 1996, at a weighted average exercise price of $0.60 per share, (ii) 577,576 additional shares reserved for issuance pursuant to the Company's 1996 Stock Option and Grant Plan, and (iii) shares reserved for issuance pursuant to the Company's Employee Stock Purchase Plan. See "Capitalization," "Management--1996 Stock Option and Grant Plan," "--Employee Stock Purchase Plan," Description of Capital Stock" and Note 9 of Notes to Financial Statements.

                                   DILUTION

  The pro forma net tangible book value (deficit) of the Company at December 31, 1996, was approximately $(39,522,000) or $(4.42) per share. "Net tangible book value" per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding (which includes, as outstanding, 7,475,000 shares issuable upon conversion of all outstanding shares of preferred stock upon the completion of this offering). After giving effect to the sale by the Company of 4,300,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $13.00 per share), and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at December 31, 1996 would have been approximately $11,528,000, or $0.87 per share. This represents an immediate increase in such net tangible book value of $5.29 per share to existing stockholders and an immediate dilution of $12.13 per share to new investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share.............         $13.00
   Pro forma net tangible book value (deficit) per share as of
    December 31, 1996.......................................... $(4.42)
   Increase per share attributable to new investors............   5.29
                                                                ------
   Pro forma net tangible book value per share after this
    offering...................................................            .87
                                                                        ------
   Dilution per share to new investors.........................         $12.13
                                                                        ======

  The following table summarizes on a pro forma basis as of December 31, 1996, the differences between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average consideration paid per share by the existing investors and by the investors purchasing shares of Common Stock in this offering (based upon an assumed initial public offering price of $13.00 per share):

                                SHARES PURCHASED  TOTAL CONSIDERATION
                               ------------------ -------------------
                                                                       AVERAGE
                                                                       PRICE PER
                                 NUMBER   PERCENT   AMOUNT    PERCENT   SHARE
                               ---------- ------- ----------- ------- ----------
   Existing stockholders......  8,948,943   67.5% $10,820,000   16.2%   $ 1.21
   New investors..............  4,300,000   32.5   55,900,000   83.8     13.00
                               ----------  -----  -----------  -----
     Total.................... 13,248,943  100.0% $66,720,000  100.0%
                               ==========  =====  ===========  =====

  The above tables and calculations assume no exercise of outstanding options and no purchases of stock pursuant to the Company's Employee Stock Purchase Plan. As of December 31, 1996, there were 1,001,650 shares of Common Stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of approximately $0.60 per share. Assuming that all of these options were deemed to be exercised and proceeds were received therefrom, dilution per share to new investors would be $12.15. See "Management--1996 Stock Option and Grant Plan," "--Employee Stock Purchase Plan" and "Description of Capital Stock."

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial data of the Company. The statement of income data for each of the years ended December 31, 1994, 1995 and 1996 and the balance sheet data at December 31, 1995 and 1996 are derived from, and are qualified by reference to, the Company's financial statements and notes thereto included elsewhere in this Prospectus which have been audited by Arthur Andersen LLP, independent public accountants. The statement of income data for the years ended December 31, 1992 and 1993 and the balance sheet data at December 31, 1992, 1993 and 1994 are derived from the Company's audited financial statements not included herein. The data set forth below should be read in conjunction with the financial statements, including notes thereto, included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                             YEAR ENDING DECEMBER 31,
                                     ------------------------------------------
                                     1992(1)   1993    1994    1995     1996
                                     -------  ------- ------- ------- ---------
                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                       DATA)
STATEMENT OF INCOME DATA:
Revenue:
 Software license fees.............  $ 5,585  $ 4,575 $ 6,446 $10,625   $12,429
 Annual license and support fees...    2,306    3,127   3,210   8,702    10,759
 Services..........................    2,584    3,325   3,909   6,229     7,011
 Hardware..........................    5,268    5,482   5,207   9,568     9,421
                                     -------  ------- ------- ------- ---------
 Total revenue.....................   15,743   16,509  18,772  35,124    39,620
                                     -------  ------- ------- ------- ---------
Cost of Revenue:
 Software license fees.............      447      846   1,392   1,945     1,742
 Annual license and support fees...      607    1,755   1,328   3,367     4,443
 Services..........................    1,453    2,645   2,819   3,852     4,287
 Hardware..........................    3,938    4,433   4,347   7,962     7,731
                                     -------  ------- ------- ------- ---------
 Total cost of revenue.............    6,445    9,679   9,886  17,126    18,203
                                     -------  ------- ------- ------- ---------
 Gross profit......................    9,298    6,830   8,886  17,998    21,417
                                     -------  ------- ------- ------- ---------
Operating Expenses:
 Research and development..........    1,484    1,877   1,320   2,607     2,975
 Sales and marketing...............    1,540    2,561   1,850   2,342     2,844
 General and administrative........    3,878    2,304   2,931   6,019     5,975
 Unit Incentive Plan(2)............      --       --      --    3,196     3,804
                                     -------  ------- ------- ------- ---------
 Total operating expenses..........    6,902    6,742   6,101  14,164    15,598
                                     -------  ------- ------- ------- ---------
 Operating income..................    2,396       88   2,785   3,834     5,819
Other income (expense), net........      (69)     256     724     855      (992)
                                     -------  ------- ------- ------- ---------
 Income before income taxes........    2,327      344   3,509   4,689     4,827
Provision for income taxes.........      820      103   1,375   1,708     1,698
                                     -------  ------- ------- ------- ---------
 Net income........................  $ 1,507  $   241 $ 2,134 $ 2,981   $ 3,129
                                     =======  ======= ======= ======= =========
Unaudited pro forma net income per
 common and common equivalent
 share(3)..........................                                     $  0.32
                                                                      =========
Shares used to compute unaudited
 pro forma net income per common
 and common equivalent share(3)....                                   9,919,287
                                                                      =========
SUPPLEMENTAL DATA(4):
Adjusted operating income..........                           $ 7,030   $ 9,623
                                                              ======= =========
Adjusted net income................                           $ 5,013   $ 5,595
                                                              ======= =========
BALANCE SHEET DATA:
Current assets                       $ 7,289  $ 7,088 $ 8,534 $14,227   $11,854
Current liabilities (including
 current portion of long-term bank
 and other debt)...................    5,810    6,354   6,883  11,903    15,583
Total assets.......................    8,168    7,725   9,048  16,907    16,596
Bank and other long-term debt......    2,584    1,336     --      --     15,500
Mandatorily redeemable, convertible
 preferred stock...................      --       --      --      --     32,500
Stockholders' equity (deficit).....     (226)       5   2,139   5,004   (47,047)

--------
(1) Results of operations for 1992 reflect the Company's status as an S corporation until December 31, 1992. Net income includes an unaudited, pro forma tax provision, calculated as if the Company were a C corporation for 1992.
(2) Reflects nonrecurring compensation expense incurred by the Company in 1995 and 1996 under the Company's Unit Incentive Plan. In connection with the Company's Recapitalization in March 1996, such plan was settled and terminated. See "Recapitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Recapitalization."
(3) Calculated on the basis described in Note 2 of Notes to Financial
    Statements.
(4) Excludes nonrecurring compensation expense incurred in connection with the Unit Incentive Plan.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  NxTrend is a leading provider of enterprise-wide software solutions that address the critical business information requirements of durable goods wholesale distributors. NxTrend offers wholesale distributors a single source solution for information systems that are designed to enable the distributor to increase profitability, enhance customer service and implement "best business practices" in such critical areas as inventory management, order processing, sales, customer service, warehouse logistics and strategic business analysis.

  In 1990, the Company introduced Trend, its principal enterprise-wide software solution, and since that time has continued to make enhancements, revisions and upgrades to Trend, which is currently in release 7.0. In 1995, the Company acquired its second enterprise-wide software solution, SHIMS, which is currently in release 17.7, as a result of the purchase of certain assets of Ultimate Data Systems, Inc. ("UDS") through an affiliated entity. In early 1997, the Company acquired its third enterprise-wide solution, WDS-II, as a result of the acquisition of certain assets of Goretek Data Systems, Inc. ("Goretek").

  The Company's total revenue grew from $18.8 million in 1994 to $35.1 million in 1995 and $39.6 million in 1996. The 87.1% increase from 1994 to 1995 was primarily attributable to the acquisition of the SHIMS product line from UDS in February 1995 and to the continued growth of Trend sales. The Company experienced strong growth in Trend orders from 1995 to 1996, which was partially reflected in the increase in revenue from 1995 to 1996. However, delays in the availability of third party hardware in the fourth quarter of 1996 resulted in delays in installation of Trend software and deferral of the revenue from such orders. The Company anticipates improved availability of hardware in 1997 and has expanded its implementation staff to permit more timely completion of outstanding orders.

  The Company generates revenue from initial software license fees, annual license and support fees, services (including software and hardware implementation, enhancements, modifications and education), and from hardware sold in conjunction with the Company's software products. The Company ordinarily recognizes initial software license revenue when the Company is in receipt of an executed license agreement, the product has been delivered and installed, all significant performance obligations have been satisfied and collection is probable. However, if the terms of the software license arrangement provide for customer acceptance that is based on non-standard criteria, revenue is recognized when the customer accepts the product pursuant to those criteria or when the Company has performed all of its significant performance obligations. Annual license fees and support agreements are recognized ratably over the term of the license or support period. Implementation and education services relating to the Company's software products are performed and billed under separate agreements, and related revenue are recorded when the services are performed.

  The Company derives a majority of its revenue from the license of its primary product, Trend, and associated service and hardware sales. The Company's marketing efforts are focused primarily on increasing its Trend user base. The Company anticipates that Trend will continue to account for a substantial and growing portion of the Company's total revenue for the foreseeable future and that revenue from SHIMS will continue to decrease as a percentage of total revenue. The Company does not expect to make a significant number of new sales of SHIMS, and over time some of the existing SHIMS customers are expected to upgrade to Trend. Accordingly, any significant overall decline in revenue from Trend would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Dependence on Trend."

  For the year ended December 31, 1996, the Company derived 23.8% of its revenues and 7.9% of its gross profit from hardware sales. In recent years, hardware prices have been declining and consequently the Company's hardware revenue, as a percentage of total revenue, as well as gross profit attributable to hardware sales as a percentage of total gross profit, have also declined. The Company expects these trends to continue. The Company acts as a value added reseller or distributor for several third party software companies, including Progress,

VMark and Microsoft. In return, the Company earns a margin or a royalty on the resale of such software to its customers. See "Business--Products."

  The Company's gross profit has fluctuated significantly in the past and may in the future, based on the mix of services and products licensed or sold by the Company. The Company's software licenses have a substantially higher gross profit than its services and hardware revenue. Therefore, to the extent the Company's total revenue for any particular period includes a higher proportion of lower margin services or hardware, the Company's overall gross profit will be lower.

  The Company's business has experienced and is expected to continue to experience some degree of seasonality due in large part to its customers' buying cycles. Revenues are generally lower during the summer months when the Company's distribution customers have their busiest operating cycles and typically elect to defer the installation of a new software system or the modification of an existing system.

RECAPITALIZATION

  On March 14, 1996, the Company effected the Recapitalization, whereby, among other things, the Company (i) sold 26,000 shares of Series A Preferred Stock for an aggregate purchase price of $26.0 million; (ii) obtained a $25.0 million five-year term loan and a $5.0 million revolving line of credit, of which $1.0 million was drawn at that time; (iii) redeemed all of the Common Stock held by the Lammles for a cash payment of $17.5 million and the issuance of 6,500 shares of Series B Preferred Stock valued at $1,000 per share; (iv) redeemed all of the Common Stock held by the Linns for a cash payment of $31.5 million; (v) paid $7.0 million (before withholding taxes) to certain employees of the Company in connection with the termination of the Company's Unit Incentive Plan; and (vi) sold 1,473,943 shares of Common Stock to Guy M. Lammle at a purchase price of $0.217 per share, subject to a repurchase right in favor of the Company. See "Recapitalization," "Certain Transactions" and
Note 1 of Notes to Financial Statements.

  Upon the closing of this offering, the outstanding Series A Preferred Stock will automatically convert into 5,980,000 shares of Common Stock and 15,500 shares of Senior Redeemable Preferred Stock and the outstanding Series B Preferred Stock will automatically convert into 1,495,000 shares of Common Stock, 3,875 shares of Senior Redeemable Preferred Stock and 2,625 shares of Junior Redeemable Preferred Stock. All shares of Senior Redeemable Preferred Stock and Junior Redeemable Preferred Stock will be immediately redeemed upon the consummation of this offering for total payments of approximately $19.4 million and $2.6 million, respectively. For the year ended December 31, 1996, the Company incurred aggregate interest expense and amortization of debt issuance costs of approximately $1.8 million relating to the term and revolving debt incurred in connection with the Recapitalization. The Company intends to use a portion of the net proceeds of this offering to repay the term loan borrowing and any outstanding line of credit borrowing. See "Use of Proceeds."

ACQUISITIONS

  As part of its business strategy, the Company intends to broaden its product and service offerings and target market segments, as well as increase its customer base and skilled personnel, in part through strategic acquisitions. Such acquisitions may include software products and technologies intended to complement or extend current product offerings in the Company's target market segments. The Company believes that there will be opportunities to acquire smaller enterprise software companies because wholesale distribution companies are increasingly requiring that their long-term, enterprise-wide information technology solutions be supplied by established companies, such as NxTrend. The Company completed one acquisition in 1995 and three acquisitions in early 1997.

  In 1995, the Company, through an affiliated entity, acquired the SHIMS product line when it purchased certain of the assets of UDS for cash of approximately $1.9 million and the assumption of certain liabilities (the "UDS Acquisition"). In addition to the SHIMS product line, the Company acquired from UDS a complementary customer base, an additional source of recurring revenue and a number of skilled employees. The Company currently has an installed base of approximately 400 SHIMS customers.

  Effective January 2, 1997, the Company purchased substantially all of the assets of Systemetrix Corporation and an affiliated entity ("Systemetrix"), the Company's primary independent reseller in Canada, for $250,000 in cash, 63,888 shares of Common Stock and the assumption of certain liabilities (the "Systemetrix Acquisition"). The Systemetrix Acquisition provides the Company with 36 skilled employees, direct access to the Canadian wholesale distribution markets, 40 existing Trend customers and approximately 200 other customers using general purpose and wholesale distribution software running on the IBM AS/400 and other proprietary IBM platforms.

  Effective January 2, 1997, the Company also purchased substantially all of the assets of Saber Systems, Inc. ("Saber"), a Minneapolis based reseller of Trend, for $1.3 million in cash, 57,500 shares of Common Stock and the assumption of certain liabilities (the "Saber Acquisition"). The Saber Acquisition provides NxTrend direct access to 20 existing Trend customers, approximately 80 other customers running general purpose and wholesale distribution software, and 35 additional skilled personnel. Additionally, effective February 1, 1997, the Company purchased substantially all of the assets of Goretek for $1.0 million in cash and the assumption of certain liabilities (the "Goretek Acquisition"). Goretek is the Minneapolis-based developer of WDS-II, a Progress-based wholesale distribution software product. The Goretek Acquisition provides the Company with an additional wholesale distribution software product, approximately 300 WDS-II customers and 26 skilled personnel (particularly in the area of Java-based development) and the Company's initial point of entry into the electronics and medical equipment market segments. Together, the Saber and Goretek Acquisitions also provide NxTrend with a substantial direct presence in the Great Lakes/upper Midwest region which was previously served only through Trend resellers.

  The UDS Acquisition was recorded as a purchase transaction for accounting purposes which resulted in, and will result in, annual amortization expense (which is included in general and administrative expense) of approximately $520,000, $567,000, $567,000 and $45,000 in the years ending December 31,
1995, 1996, 1997 and 1998, respectively. See Note 3 of Notes to Financial Statements. The Systemetrix, Saber and Goretek Acquisitions were recorded as purchase transactions for accounting purposes and will result in aggregate annual amortization expense of approximately $1,020,000, $1,052,000, $1,052,000, and $33,000 in each of the years ending December 31, 1997, 1998, 1999 and 2000, respectively. If the Company completes future acquisitions which are recorded as purchase transactions for accounting purposes, additional amortization expenses may result.

  The Company may engage from time to time in discussions with respect to potential acquisitions. The Company is not currently engaged in any negotiations with respect to any potential acquisition and has no current or pending contracts or commitments with respect to any acquisition. The Company's recent acquisitions, as well as any future acquisitions, may expose the Company to increased risks, including those associated with the assimilation of new operations and personnel, the diversion of financial and management resources from existing operations, and the inability of management to integrate successfully acquired businesses, personnel and technologies. See "Risk Factors--Integration of Potential Acquisitions and Joint Ventures."

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated, certain selected income statement data expressed as a percentage of net revenue.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                            -------------------
                                                            1994   1995   1996
                                                            -----  -----  -----
Revenue:
  Software license fees....................................  34.4%  30.3%  31.4%
  Annual license and support fees..........................  17.1   24.8   27.1
  Services.................................................  20.8   17.7   17.7
  Hardware.................................................  27.7   27.2   23.8
                                                            -----  -----  -----
    Total revenue.......................................... 100.0  100.0  100.0
                                                            -----  -----  -----
Cost of Revenue:
  Software license fees....................................   7.4    5.5    4.4
  Annual license and support fees..........................   7.1    9.6   11.2
  Services.................................................  15.0   11.0   10.8
  Hardware.................................................  23.2   22.7   19.5
                                                            -----  -----  -----
    Total cost of revenue..................................  52.7   48.8   45.9
                                                            -----  -----  -----
    Gross margin...........................................  47.3   51.2   54.1
                                                            -----  -----  -----
Operating Expenses:
  Research and development.................................   7.0    7.4    7.5
  Sales and marketing......................................   9.9    6.7    7.2
  General and administrative...............................  15.6   17.1   15.1
  Unit Incentive Plan(1)...................................   --     9.1    9.6
                                                            -----  -----  -----
    Total operating expenses...............................  32.5   40.3   39.4
                                                            -----  -----  -----
    Operating income.......................................  14.8   10.9   14.7
Other income (expense), net................................   3.9    2.4   (2.5)
                                                            -----  -----  -----
  Income before income taxes...............................  18.7   13.3   12.2
Provision for income taxes.................................   7.3    4.8    4.3
                                                            -----  -----  -----
    Net income.............................................  11.4%   8.5%   7.9%
                                                            =====  =====  =====

--------
(1) Reflects nonrecurring compensation expense incurred by the Company in 1995 and 1996 under the Company's Unit Incentive Plan. In connection with the Company's Recapitalization in March 1996, such plan was terminated. See "--Recapitalization" and "Recapitalization."

COMPARISON OF YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996


  Total Revenue

  Total revenue was $18.8 million, $35.1 million and $39.6 million in 1994, 1995 and 1996, respectively, representing increases of 87.1% from 1994 to 1995 and 12.8% from 1995 to 1996. The increase from 1994 to 1995 was due to the UDS Acquisition in February 1995, which accounted for $8.3 million in revenue, and a significant growth in Trend-related revenue. The increase from 1995 to 1996 was primarily due to growth in software license fees and annual license and support fees due to the increase in the number of Trend customers. This increase was offset in part by decreases in revenue attributable to hardware sales caused by declining hardware prices and delays in availability of third party hardware in the fourth quarter of 1996, which resulted in delays in the installation of the Trend software and the deferral of revenue from such orders.

    Software License Fees. Software license fee revenue was $6.4 million, $10.6 million and $12.4 million in 1994, 1995 and 1996, respectively, representing increases of 64.8% from 1994 to 1995 and 17.0% from 1995 to 1996. The increase in 1995 was due to the recognition of several large Trend contracts, an overall increase in the average software license sale, and sales of additional modules and license seats to existing Trend customers. The increase in 1996 was primarily due to increases in the number of Trend customers, sales of additional modules and the number of seats for existing Trend customers.

    Annual License and Support Fees. Annual license and support fee revenue was $3.2 million, $8.7 million and $10.8 million in 1994, 1995 and 1996, respectively, representing increases of 171.1% from 1994 to 1995 and 23.6% from 1995 to 1996. The increase in 1995 was primarily due to the UDS Acquisition in February 1995 and its associated support revenue, which accounted for $3.9 million, and to a lesser extent, an increase in the installed base of Trend customers. The increase in 1996 was primarily due to the increase in the Trend customer base resulting in an increase in both annual license fee and support revenue.

    Services. Service revenue was $3.9 million, $6.2 million and $7.0 million in 1994, 1995 and 1996, respectively, representing increases of 59.4% from 1994 to 1995 and 12.6% from 1995 to 1996. The increase in 1995 was due to an increase in the number of Trend customers resulting in an increase in service revenue, an increase in billing rates and the UDS Acquisition. The increase in 1996 was due to the increase in the Trend customer base resulting in an increase in demand for services.

    Hardware. Hardware revenue was $5.2 million, $9.6 million and $9.4 million in 1994, 1995 and 1996, respectively, representing an increase of 83.8% from 1994 to 1995 and a decrease of 1.5% from 1995 to 1996. The increase in 1995 was primarily due to the UDS Acquisition and an increase in the installed base of Trend customers resulting in an increase in add-on orders and upgrades from all customers. The decrease in 1996 was primarily due to a decrease in the average revenue from hardware sales for new contracts as a result of decreasing hardware prices. The Company believes that hardware prices will continue to decline.

  Total Cost of Revenue

  Total cost of revenue includes third party software product costs, costs of maintenance and support, hardware product costs and the expenses (including overhead) for personnel engaged in customer support and services. Total cost of revenue was $9.9 million, $17.1 million and $18.2 million in 1994, 1995 and 1996, respectively, representing 52.7%, 48.8% and 45.9% of total revenue in these periods. The dollar increase in 1995 cost of revenue was primarily due to the UDS Acquisition. The dollar increase in 1996 was primarily due to costs associated with the growth in annual license and support fees and services. Decreases in cost of revenue as a percentage of total revenue in 1995 and 1996 were due to an increase in software license fees and annual license and support fees as a percentage of total revenue, both of which have a substantially lower cost of revenue than other products sold by the Company.


    Cost of Software License Fees. Cost of software license fees includes fees paid to third party software vendors. Cost of software license fees were $1.4 million, $1.9 million and $1.7 million in 1994, 1995 and 1996, respectively, representing 21.6%, 18.3% and 14.0% of software license revenue in these periods. The dollar increase in 1995 was primarily due to the increase in costs associated with the recognition of several large Trend contracts and an overall increase in the average software license sale. The dollar decrease in 1996 was primarily due to a decrease in the costs associated with the resale of certain third party software as well as an increase in add-on sales to existing customers. The cost of software license fees as a percentage of software license fees revenue decreased in 1995 and 1996, primarily due to a decrease in third party software license fee revenue as a percentage of total software license fee revenue.

    Cost of Annual License and Support Fees. Cost of annual license and support fees consist of fees paid to third party software and hardware vendors and the expenses (including overhead) for personnel engaged in customer support. Cost of annual license and support fees were $1.3 million, $3.4 million and $4.4 million in 1994, 1995 and 1996, respectively, representing 41.4%, 38.7% and 41.3% of annual licensing fees and support revenues in these periods. The dollar increase in 1995 was primarily attributable to the UDS Acquisition and the corresponding increase in support personnel.

    Cost of Services. Cost of services consists primarily of expenses (including overhead) for personnel engaged in implementation, modifications, enhancements and education services. Cost of services were $2.8 million, $3.9 million and $4.3 million in 1994, 1995 and 1996, respectively, representing 72.1%, 61.8% and 61.1% of service revenue in these periods. The dollar increase in 1995 was primarily attributable to the UDS Acquisition and the corresponding increase in service personnel. The decrease as a percentage of software services revenue in 1995 was due to an increase in billing rates and a change in the billing structure. The cost of services as a percentage of software services revenues decreased slightly in 1996, primarily because the Company increased the billing rate for its consultants.

    Cost of Hardware. Cost of hardware consists of fees paid to third party hardware vendors. Cost of hardware was $4.3 million, $8.0 million and $7.7 million in 1994, 1995 and 1996, respectively, representing 83.5%, 83.2% and 82.1% of hardware revenues in these periods. The dollar increase in 1995 was primarily due to the UDS Acquisition, due to a large number of hardware upgrades purchased by the SHIMS customer base. Hardware revenue declined slightly in 1996 due to a decrease in hardware prices.

  Gross Profit

Gross profit was $8.9 million, $18.0 million and $21.4 million in 1994, 1995 and 1996, respectively. Gross margin increased from 47.3% in the year ended 1994 to 51.2% in the year ended 1995 and to 54.1% in 1996. These increases were attributable primarily to the increases, as a percentage of total revenue, in software license fees and annual license and support fees, both of which have a substantially lower cost of revenue than other products sold by the Company.

  Operating Expenses

    Research and Development. Research and development expenses are comprised primarily of the expenses (including overhead) for personnel engaged in the evaluation of new technologies and the design, development and testing of enhancements to existing software modules and products as well as new software modules and products. Research and development expenses were $1.3 million, $2.6 million and $3.0 million in 1994, 1995 and 1996, respectively, representing 7.0%, 7.4% and 7.5%, respectively, of total revenue in these periods. The dollar and percentage increases in 1995 and 1996 were primarily due to the addition of research and development personnel. The Company believes that it will continue to devote substantial resources to product development and that research and development expenses will continue to increase both in absolute dollars and as a percentage of total revenue.

    Sales and Marketing. Sales and marketing expenses are comprised primarily of salaries, commissions and promotional and advertising activities. Sales and marketing expenses were $1.9 million, $2.3 million and $2.8 million in 1994, 1995 and 1996, respectively, representing 9.9%, 6.7% and 7.2%, respectively, of total revenue in these periods. The dollar increase in 1995 was due to continued additions to sales and marketing personnel and related expenses, while the decrease as a percentage of revenue was due to the UDS Acquisition, whose sales and marketing expenditures, as a percentage of revenue, were considerably lower than those historically experienced by the Company. The increase in 1996 as a percentage of revenue was primarily due to an increase in sales and marketing personnel. The Company believes that sales and marketing expenses will continue to increase in absolute dollars and as a percentage of total revenue.

    General and Administrative Expenses. General and administrative expenses are comprised primarily of expenses (including overhead) for administrative personnel and goodwill expenses. General and administrative expenses were $2.9 million, $6.0 million and $6.0 million in 1994, 1995 and 1996, respectively, representing 15.6%, 17.1% and 15.1%, respectively, of total revenue in these periods. The increase in 1995 reflects the continued addition of personnel, as well as additional expenses stemming from the UDS Acquisition. The Company anticipates that general and administrative expenses will increase in absolute dollars as the Company expands its operations, adds additional personnel, amortizes goodwill from recent acquisitions and incurs additional expenses related to being a public company.

    Unit Incentive Plan. Effective January 1, 1995, the Company's stockholders approved the Unit Incentive Plan for the purpose of motivating and retaining key employees of the Company. Under the terms of the Unit Incentive Plan, the Company granted stock incentive units equal, in the aggregate, to 10% of the Company's outstanding Common Stock. Upon vesting, these units entitled the holders to cash payments equal to 100% of the fair market value of shares representing 10% of the Company's outstanding Common

  Stock. As a result of the Recapitalization in March 1996, the Company paid an aggregate of $7.0 million in cash to certain employees of the Company in exchange for their units and terminated the Unit Incentive Plan. Accordingly, the Company will not record any additional expenses in connection therewith. In accordance with the generally accepted accounting principles, the Company recorded compensation expense of $3.2 million in 1995, the year in which the Unit Incentive Plan was originally adopted, and $3.8 million in 1996.

  Other Income (Expense), Net

  Other income (expense), net increased by 18.1% from $724,000 in 1994 to $855,000 in 1995, and decreased to $(992,000) in 1996. The increase in 1995 was primarily due to the UDS Acquisition and associated commission income from third party modification companies. The decrease in 1996 is primarily due to the assumption by the Company of a term loan in connection with the Recapitalization and the associated interest and fees due under the loan agreement. See "--Liquidity and Capital Resources."

  Provision for Income Taxes

  The provisions for federal and state income taxes were $1.4 million, $1.7 million and $1.7 million for the years 1994, 1995 and 1996, respectively. The effective tax rate was 39.2%, 36.4% and 35.2% for 1994, 1995 and 1996, respectively.

SELECTED QUARTERLY RESULTS

  The following tables set forth statement of operations data for the Company's last eight quarters as well as the percentage of total revenue represented by the line items presented for such quarters. The quarterly statement of operations data were derived from unaudited financial statements of NxTrend, which in the opinion of management contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. Such statement of operations data should be read in conjunction with the Company's audited financial statement and notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of the results for any future period.

                                                      QUARTER ENDED
                         -------------------------------------------------------------------------
                                                       DEC.                                 DEC.
                         MARCH 31, JUNE 30, SEPT. 30,  31,   MARCH 31, JUNE 30,  SEPT. 30,   31,
                           1995      1995     1995     1995    1996      1996      1996     1996
                         --------- -------- --------- ------ --------- --------  --------- -------
                                                (UNAUDITED, IN THOUSANDS)
Revenue:
  Software license
   fees.................  $2,460    $2,263   $2,868   $3,034  $ 2,970  $ 3,386    $3,197   $ 2,876
  Annual license and
   support fees.........   1,674     2,176    2,351    2,501    2,427    2,685     2,717     2,930
  Services..............   1,348     1,467    1,591    1,823    1,901    1,746     1,551     1,813
  Hardware..............   1,920     2,797    2,521    2,330    2,452    2,255     2,136     2,578
                          ------    ------   ------   ------  -------  -------    ------   -------
    Total revenue.......   7,402     8,703    9,331    9,688    9,750   10,072     9,601    10,197
Cost of Revenue:
  Software license
   fees.................     455       368      495      627      421      549       378       394
  Annual license and
   support fees.........     638       835      848    1,046    1,083    1,102     1,001     1,257
  Services..............     812       950    1,063    1,027    1,055    1,018       988     1,226
  Hardware..............   1,622     2,164    2,105    2,071    2,059    1,797     1,729     2,146
                          ------    ------   ------   ------  -------  -------    ------   -------
    Total cost of
     revenue............   3,527     4,317    4,511    4,771    4,618    4,466     4,096     5,023
    Gross profit........   3,875     4,386    4,820    4,917    5,132    5,606     5,505     5,174
Operating Expenses:
  Research and
   development..........     438       639      808      722      655      757       712       851
  Sales and marketing...     512       625      612      593      616      683       680       865
  General and
   administrative.......   1,239     1,682    1,627    1,471    1,649    1,580     1,459     1,287
  Unit incentive plan...     799       799      799      799    3,804      --        --        --
                          ------    ------   ------   ------  -------  -------    ------   -------
    Total operating
     expenses...........   2,988     3,745    3,846    3,585    6,724    3,020     2,851     3,003
    Operating income....     887       641      974    1,332   (1,592)   2,586     2,654     2,171
Other income (expense),
 net:...................     209       191      216      239       79     (422)     (374)     (275)
                          ------    ------   ------   ------  -------  -------    ------   -------
  Income before income
   taxes................   1,096       832    1,190    1,571   (1,513)   2,164     2,280     1,896
Provision for income
 taxes..................     399       303      434      572     (532)     761       802       667
                          ------    ------   ------   ------  -------  -------    ------   -------
    Net income..........  $  697    $  529   $  756   $  999  $  (981) $ 1,403    $1,478   $ 1,229
                          ======    ======   ======   ======  =======  =======    ======   =======

                                            AS A PERCENTAGE OF TOTAL REVENUES
                         --------------------------------------------------------------------------
                                                       DEC.                                  DEC.
                         MARCH 31, JUNE 30, SEPT. 30,  31,    MARCH 31,  JUNE 30, SEPT. 30,   31,
                           1995      1995     1995     1995     1996       1996     1996     1996
                         --------- -------- --------- ------  ---------  -------- --------- -------

Revenue:
  Software license
   fees.................    33.2%     26.0%    30.7%    31.3%     30.5%     33.6%     33.3%    28.2%
  Annual license and
   support fees.........    22.6      25.0     25.2     25.8      24.9      26.7      28.3     28.7
  Services..............    18.2      16.9     17.1     18.8      19.5      17.3      16.2     17.8
  Hardware..............    26.0      32.1     27.0     24.1      25.1      22.4      22.2     25.3
                          ------    ------   ------   ------   -------    ------   -------  -------
    Total revenue.......   100.0     100.0    100.0    100.0     100.0     100.0     100.0    100.0
Cost of Revenue:
  Software license
   fees.................     6.1       4.2      5.3      6.5       4.4       5.5       4.0      3.9
  Annual license and
   support fees.........     8.6       9.6      9.1     10.8      11.1      10.9      10.4     12.3
  Services..............    11.0      10.9     11.4     10.6      10.8      10.1      10.3     12.0
  Hardware..............    21.9      24.9     22.5     21.4      21.1      17.8      18.0     21.1
                          ------    ------   ------   ------   -------    ------   -------  -------
    Total cost of
     revenue............    47.6      49.6     48.3     49.3      47.4      44.3      42.7     49.3
    Gross margin........    52.4      50.4     51.7     50.7      52.6      55.7      57.3     50.7
Operating Expenses:
  Research and
   development..........     5.9       7.3      8.6      7.5       6.7       7.5       7.4      8.3
  Sales and marketing...     6.9       7.2      6.6      6.1       6.3       6.8       7.0      8.5
  General and
   administrative.......    16.8      19.3     17.4     15.2      16.9      15.7      15.2     12.6
  Unit incentive plan...    10.8       9.2      8.6      8.2      39.0       0.0       0.0      0.0
                          ------    ------   ------   ------   -------    ------   -------  -------
    Total operating
     expenses...........    40.4      43.0     41.2     37.0      68.9      30.0      29.6     29.4
    Operating income....    12.0       7.4     10.5     13.7     (16.3)     25.7      27.7     21.3
Other income (expense),
 net:                        2.8       2.2      2.3      2.5       0.8      (4.2)     (3.9)    (2.7)
                          ------    ------   ------   ------   -------    ------   -------  -------
  Income before income
   taxes................    14.8       9.6     12.8     16.2     (15.5)     21.5      23.8     18.6
Provision for income
 taxes:                      5.4       3.5      4.7      5.9      (5.4)      7.6       8.4      6.5
                          ------    ------   ------   ------   -------    ------   -------  -------
    Net income..........     9.4%      6.1%     8.1%    10.3%    (10.1)%    13.9%     15.4%    12.1%
                          ======    ======   ======   ======   =======    ======   =======  =======

  The Company's revenue has increased in each quarter in 1995 and 1996, with the exception of the third quarter of 1996, which was affected by seasonal factors. Notwithstanding the unusually strong third quarter in 1995 when the Company recognized a large initial license of Trend, revenue is generally lower during the summer months when wholesale distributors have their busiest operating cycles. Software license fees were higher in the third and fourth quarters of 1995 and for all of 1996 primarily due to an increase in upgrades by existing Trend customers as well as additional sales of licenses. Services revenue decreased in the second and third quarters of 1996 due to delays by SHIMS customers in upgrading their systems until the new version of SHIMS code had been released. Software license fees decreased in the fourth quarter of 1996 due to delays in installing new Trend systems attributable to delays in hardware shipments from vendors.

  Gross margin ranged from 50.4% in the second quarter of 1995 to 57.3% in the third quarter of 1996. Fluctuations in gross margin resulted from a varying mix in a particular quarter by type of revenue, with higher margins from software license revenue and lower margins from hardware revenue. Gross margin in the fourth quarter of 1996 decreased to 50.7% due to an increase in hardware upgrades to existing customers and a delay in the installation of Trend software due to a delay in the availability of third party hardware.

  General and administrative expenses ranged from 12.6% of total revenue in the fourth quarter of 1996 to 19.3% of total revenue in the second quarter of 1995. While general and administrative expenses have generally increased in terms of absolute dollars, fluctuations in these expenses as a percentage of total revenue are primarily due to varying levels of revenue, management bonuses, and acquisitions and divestitures.

  The Company's quarterly operating results have fluctuated and are expected to continue to fluctuate in the future. These fluctuations may be caused by many factors, including, among others: the size and timing of individual orders; competitive pricing pressures; lengthy sales cycles; budgeting cycles of cutomers; delays of customer installations due to delays in delivery of hardware components by the Company's vendors; customer order deferrals in anticipation of new products; the mix of products and services sold; variation of consulting, maintenance and other services as a percentage of total revenue; timing of introduction or enhancement of products by the Company or its competitors; market acceptance of new products; technological changes in platforms supporting the Company's products; changes in networking or communication technology; changes in the Company's operating expenses; personnel changes; the ability of the Company to increase its sales and support personnel software "bugs" and other product quality problems and general industry and economic conditions.

  A significant portion of the Company's historical revenue has been derived from relatively large initial license fees (and related hardware and service sales) to a limited number of customers. Any significant cancellation or deferral of customer orders, therefore, could have material adverse effect on the Company's operating results in any particular quarter. The Company in the past has realized a substantial portion of its revenue in the last month of a quarter. It is not uncommon for software companies to experience strong fourth quarters followed by weak first quarters, in some cases with quarter-to-quarter declines in revenue or operating profit. Further, many of the Company's customers have their most active business cycles in the third calendar quarter and, therefore, often elect to defer installation of a new system during that period of time.

  License revenue is also difficult to forecast because the market for the Company's next generation products is uncertain and evolving. The Company's expense levels are based, in part, on its expectations as to future revenues and to a large extent are fixed. In particular, the Company is required to increase consulting services capacity, including hiring additional consulting personnel, in advance of anticipated license revenue. Therefore, the Company may be unable to adjust spending in a timely manner, to compensate for any unexpected revenue shortfall and, accordingly, any significant shortfall of demand in relation to the Company's expectations or any material delay of customer orders would have an almost immediate adverse effect on the Company's operating results.

  As a result of the foregoing and other factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Fluctuations in operating results may also result in volatility in the price of the shares of the Company's Common Stock. See "Risk Factors--Uncertainty of Future Operating Results; Fluctuations in Quarterly Results."

LIQUIDITY AND CAPITAL RESOURCES

  From inception through the beginning of March 1996, the Company financed its operations primarily through cash generated from operations. On March 14, 1996 the Company effected the Recapitalization, which included a private placement of preferred stock to certain investors and the establishment of new term and revolving credit facilities. See "Recapitalization."

  In connection with the Recapitalization, the Company obtained a $25.0 million five year term loan and a $5.0 million revolving line of credit, of which $1.0 million was drawn at that time. As of December 31, 1996 the balance of the term loan was $19.0 million and $500,000 was outstanding under the line of credit. The term loan and line of credit have interest rates, at the Company's option, based on the prime rate or LIBOR plus between 25 and 275 basis points depending upon certain financial ratios. The weighted average interest rate as of December 31, 1996 was 7.78% under the term loan. The interest rate on amounts outstanding under the line of credit as of February 28, 1997 was 8.50%. The term loan and line of credit are collateralized by substantially all of the assets of the Company, and require the Company to maintain certain financial ratios. See Note 7 of Notes to Financial Statements. The Company intends to use a portion of the proceeds of this offering to repay the term loan and all outstanding balances under the line of credit. See "Use of Proceeds."

  Net cash provided by operating activities for the years ending December 31, 1994, 1995 and 1996 were $2.8 million, $4.3 million and $1.8 million, respectively. Net cash provided by operating activities in 1996, excluding the $7.0 million nonrecurring expense paid under the Unit Incentive Plan, was $8.8 million.

  Cash provided by (used in) investing activities in 1994, 1995 and 1996 was $92,000, $(2.6) million and $(2.0) million, respectively. Such investing activities principally consisted in 1995 of the UDS Acquisition and in 1996 of a $1.5 million noncompetition covenant payment made to Mr. Lammle in connection with the Recapitalization and purchases of property and equipment. See Note 3 of Notes to Financial Statements.

  Cash used in financing activities in 1994, 1995 and 1996 was $2.3 million, $17,000 and $3.7 million, respectively. Such financing activities in 1994 consisted of repayment of borrowings to stockholders. In 1996, such financing activities related to the Company's Recapitalization.

  Capital expenditures were approximately $108,000, $769,000 and $476,000 in 1994, 1995 and 1996, respectively. These expenditures were for property and equipment, primarily computer hardware and furniture and fixtures. The Company expects that capital expenditures in 1997 will not exceed the level of capital expenditures in 1995. As of December 31, 1996 the Company had $730,000 in cash and cash equivalents.

  The Company believes that the net proceeds from this offering, together with its current cash balances, available lines of credit and funds generated from operations, will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. Thereafter, if the Company's operating plans change, the Company may find it necessary to seek to obtain additional sources of financing to support its capital needs, but there can be no assurance that such financing will be available on commercially reasonable terms, if at all.

                                   BUSINESS

GENERAL

  NxTrend is a leading provider of enterprise-wide software solutions that address the critical business information requirements of durable goods wholesale distributors. NxTrend offers wholesale distributors a single source solution for information systems that are designed to enable the distributor to increase profitability, enhance customer service and implement "best business practices" in such critical areas as inventory management, order processing, sales, customer service, warehouse logistics and strategic business analysis. The Company seeks to serve as its customers' technology partner, helping them respond to and anticipate the changing demands of the wholesale distribution industry by designing, implementing and continuously improving their business information systems. The Company's primary software products are open systems based on the UNIX platform, and the Company's newest generation of products utilize a Windows NT-based client/server architecture with Internet and intranet capabilities. Over the course of its 17 year history of profitable operations, the Company has established itself as the leading provider of business information systems within its target market segments of the distribution industry and as of February 28, 1997 had an installed base of over 1,000 customers.

INDUSTRY BACKGROUND

  The durable goods wholesale distribution industry in the United States is comprised of approximately 575,000 firms, which operate in a variety of market segments and range from small, single location distributors having annual revenues of less than $1.0 million dollars to large multi-location, multi-national firms with annual revenue in excess of $1.0 billion dollars. The Company's primary target market segments are wholesale distributors of electrical supplies, plumbing, heating and air conditioning supplies, building materials, and industrial supplies. There are approximately 60,000 firms in these target market segments, with annual revenues ranging from under $5.0 million to more than $1.0 billion.

  Durable goods wholesale distributors are operating in a rapidly changing and intensely competitive environment. Industry consolidation has resulted in fewer and more powerful distributors competing for market share while new entrants are targeting increasingly specialized market segments. The proliferation of "big box" retailers and wholesale clubs has also significantly altered the competitive landscape, as such new competitors typically bypass traditional distributors and instead purchase directly from manufacturers. While the competitive environment has intensified, demand for increased value and improved service from both manufacturers and customers has placed additional pressures on wholesale distributors. Manufacturers are seeking increased levels of marketing support from wholesale distributors, more efficient ordering procedures and better information on distributors' inventory levels to monitor "sell through." Concurrently, customers are attempting to better manage their inventory levels and costs by demanding that their distributors provide prompt information on product availability and rapid and reliable product delivery. Both manufacturers and customers are endeavoring to rationalize their selling and purchasing efforts by concentrating their business with a smaller number of distributors. As a result of these factors, many distributors have been forced to lower their margins in order to remain competitive. The various pressures facing wholesale distributors have created a growing need for enterprise-wide software solutions that provide a broad range of accurate and current information to wholesale distributors and enable them to respond more quickly to the needs of their manufacturers and customers and to manage their businesses more efficiently and profitably.

  To compete effectively in this changing environment, wholesale distributors must gather and process information on all phases of the product distribution process, both to better understand their own businesses and to meet the information and service requirements of the manufacturers and customers that they serve. Historically, wholesale distributors have been slow to adopt new business information technology, due primarily to cost concerns and limited internal management information systems ("MIS") resources. Instead, they have generally relied upon generic business software packages which are not fully integrated throughout the business enterprise, do not provide the depth of functionality and flexibility necessary to address the unique requirements of wholesale distributors and are not capable of electronically interfacing with and capturing data from manufacturers and customers. The various pressures facing wholesale distributors have created a growing need for enterprise-wide software solutions that make available to wholesale distributors a broad range of accurate and current information to enable them to respond more quickly to the needs of their manufacturers and customers and to manage their businesses more efficiently and profitably.

NXTREND SOLUTION

  NxTrend offers durable goods wholesale distributors single source, enterprise-wide software solutions that are designed to enable the distributor to increase profitability, enhance customer service and implement "best business practices" in all of the critical areas of the distributor's business. The Company provides a total solution to the business information systems needs of wholesale distributors by integrating the Company's application software with system hardware and third party specialty software, and providing an array of services including implementation, customer support, and specialized training. The Company believes that its total solution concept, combined with its 17 years of industry experience, provides it with a significant competitive advantage in addressing the unique and rapidly changing business information system requirements of durable goods wholesalers.

  The Company's primary software packages, Trend, WDS-II and SHIMS, are UNIX-based and are designed to automate key business processes and to integrate information among customers and manufacturers. These products offer numerous modules in the areas of (i) inventory management, (ii) warehouse logistics,
(iii) electronic commerce, (iv) business analysis, (v) sales, distribution and customer service, and (vi) finance and administration, which can be configured to meet customers' specific needs. The Company's Strategic Exchange client/server family of products, based on Microsoft Windows NT, complements the Company's primary products by allowing customers to access, organize and analyze the information collected by such products, and to integrate that information into Windows-based productivity tools. The Company's recently introduced Distribution@Work family of products add Internet and intranet capabilities to NxTrend's other software products.

STRATEGY

  The Company's objective is to maintain and enhance its position as a leading supplier of enterprise-wide software solutions for the durable goods wholesale distribution market. To achieve this objective, the Company is pursuing the following strategies:

  Further Penetrate Existing Vertical Market Segments. The Company intends to continue to focus on providing enterprise-wide software solutions to its primary target market segments: the electrical supply, plumbing, heating and air conditioning, building materials, and industrial supply wholesale distribution market segments. Although the Company believes that it has established itself as the leading provider of business information systems to these market segments, to date only a small portion of the firms operating in these segments have adopted enterprise-wide systems. The Company believes that it can increase its market share and generate additional sales from its existing customer base by leveraging its total solution concept, industry specific focus and long-standing industry reputation, enhancing current products and introducing new modules and products designed to address the specific needs of companies within its targeted market segments.

  Provide a Total Solution to Customers. The Company seeks to build long-term customer relationships by providing a total solution for the information technology needs of durable goods wholesale distributors based upon its fully-developed modular suite of software products. Given the limited MIS resources and unique requirements of durable goods wholesale distributors, the Company serves as the customers' technology partner, assisting them in designing, selecting and implementing all elements of their business information systems, providing ongoing training and support and addressing evolving information technology needs through sales of hardware and software upgrades.

  Pursue Additional Vertical Market Segments. NxTrend intends to expand into additional vertical market segments within the durable goods wholesale distribution industry by leveraging its proprietary technology, industry knowledge and reputation. The Company believes that its products can be readily adapted to address the information technology requirements of other vertical market segments. The Company has identified the electronics, medical equipment and automotive parts market segments as its primary candidates for near-term expansion, based upon, among other things, the size and competitive landscape of these market segments, as well as the adaptability of the Company's products to such market segments. NxTrend's recent Goretek Acquisition provides the Company's initial point of entry into the electronics and medical equipment market segments.

  Enhance Technology Leadership Position. The Company seeks to enhance its technology leadership position by increasing the functionality of existing products, applying new technologies to extend the breadth of existing products and developing new applications through innovative technologies. The Company works closely with its customers to provide ongoing enhancements to their existing applications. The Company's product development efforts also focus on meeting evolving customer needs by incorporating into its products significant advances in client/server architecture (including Internet and intranet capabilities), advanced database systems and improved graphical user interfaces. The Company's advanced research and development team evaluates new technologies and applies them to develop innovative solutions that address emerging needs and trends.

  Continue Emphasis on Recurring and Ongoing Revenue. The Company continues to pursue a business model that emphasizes generating significant recurring and ongoing revenue from its installed customer base. Recurring revenue from annual license and support fees were $3.2 million, $8.7 million and $10.8 million in 1994, 1995 and 1996, respectively, representing approximately 17%, 25% and 27%, respectively, of the Company's total revenue in such years. In addition, the Company receives a steady stream of revenue from the sale of upgrades, add-on modules and customized modifications to its installed customer base.

  Expand through Strategic Acquisitions. The Company intends to continue to broaden its product and service offerings and target market segments, as well as to increase its customer base and skilled personnel, in part through strategic acquisitions. The Company completed the UDS Acquisition in 1995 and the Systemetrix, Saber and Goretek Acquisitions in early 1997. Future acquisitions may include software products and technologies intended to complement or extend the Company's current products in its target market segments. The Company believes that there will be opportunities to acquire smaller enterprise software companies that serve the durable goods wholesale distribution industry because distributors increasingly require that their long-term, enterprise-wide information technology solutions be supplied by established companies such as NxTrend.

PRODUCTS

  NxTrend offers durable goods wholesale distributors enterprise-wide software solutions specifically designed to improve a distributor's financial performance, enhance customer service and enable the implementation of "best business practices" in such critical areas as inventory management, order processing, sales, customer service, warehouse logistics and strategic business analysis. The Company provides a total solution to the business information systems needs of wholesale distributors by integrating the Company's fully-developed modular suite of software products with third party system hardware and specialty software, and providing an array of services including implementation, customer support, and specialized training. The Company offers five product families: three primary software products, Trend, WDS-II and SHIMS, and two recently introduced complementary client/server software products, Strategic Exchange and Distribution@Work. In addition, the Company has developed a comprehensive suite of multimedia edutainment tools, the Learning Centers, that enable users to learn how to effectively and efficiently use the Company's products while also providing valuable wholesale distribution industry knowledge through an engaging and easy-to-use format.

  Trend. The Company's principal product family, Trend, is a UNIX-based suite of business software applications built around Progress' fourth generation language ("4GL") and relational database. The Company's marketing efforts are primarily focused on increasing its Trend user base among durable goods wholesale distributors with annual revenues of $25 million and greater. Trend is currently licensed to approximately 300 customers and, in 1996, the average new Trend customer had annual revenues in excess of $50 million. Trend has a modular design that allows a distributor to scale its investment by purchasing the modules which satisfy its initial business information requirements and adding new modules as its needs change.

  The following table describes the Trend family of products and the initial release dates of each module.


                                     YEAR OF
                                     ORIGINAL
         TREND MODULE GROUPS         RELEASE             DESCRIPTION
--------------------------------------------------------------------------------
  DISTRIBUTION MANAGEMENT                     The Trend Distribution
     Warehouse Logistics               1996   Management modules provide a
     Kit Production                    1991   comprehensive suite of software
     Warehouse Manager                 1991   solutions focused on managing
     Inventory Control                 1990   the sales, inventory management,
     Order Entry                       1990   purchasing and warehouse logistics
     Purchase Order                    1990   needs of the durable goods
     Price/Discounting                 1990   wholesale distributor.
     Warehouse Transfer                1990
------------------------------------------------------------------------------
  FINANCIAL MANAGEMENT                       The Trend Financial Management
     Payroll                           1993   modules assist the durable goods
     Check Reconciliation              1991   wholesale distributor in the
     General Ledger                    1990   management of the assets
     Accounts Payable                  1990   and liabilities of the business,
     Accounts Receivable               1990   in areas such as
                                              accounts receivable, accounts
                                              payable and general ledger.
------------------------------------------------------------------------------
  SPECIALTY                                   The Trend Specialty modules
     The Learning Center               1997   offer solutions to a variety
     Service Warranty                  1996   of industry specific needs in
     Expert Advice                     1996   areas such as small parcel
     Report Scheduler                  1996   management, electronic commerce,
     Supplier Link                     1995   quote and bid management,
     Trend Blueprint SDK               1995   automated product maintenance,
     On-Line Operations Guide          1995   warranty management and billing,
     Bid Preparation                   1993   customer interactive/contact
     Document Manager                  1993   management, multimedia learning
     MARC                              1993   tools, system utilities and
     Parcel Management                 1991   software development kits.
     EDI                               1991
     Warehouse Manager                 1991
     Office Interface                  1990
     Customer Mktg./Sales Manager      1990
------------------------------------------------------------------------------

  Initial Trend software license fees vary depending upon the performance class of the hardware system, the initial selection of modules and the number of users. The average initial software license fee for Trend in 1996 was approximately $175,000, and generally ranges from $75,000 to $500,000, with occasional license fees of up to $1.0 million. The initial Trend sale (including software, hardware and services) in 1996 averaged approximately $375,000. Customers also pay annual license fees equal to 10% of the initial license fee in order to use the software after the warranty period and receive Trend maintenance upgrades and new Trend releases. These annual license fees are typically prepaid and may be increased each year. Virtually all Trend customers also purchase the Company's annual support option which is mandatory in the first year and is priced at 5% of the initial license fee and also may be increased annually. In addition, many customers purchase the Company's extended support services and operating environment support options.

  SHIMS. The Company's SHIMS product family is a UNIX-based suite of business software applications which runs on an IBM platform and is built around VMark's uniVerse relational database. The Company's marketing efforts with respect to SHIMS are primarily focused on maintaining its SHIMS user base among durable goods wholesale distributors with annual revenues between $5 million and $25 million in the plumbing, heating and air conditioning supplies and electrical supplies market segments, and upgrading certain of those users to Trend or WDS-II. SHIMS is currently licensed to approximately 400 customers. SHIMS was acquired by NxTrend in early 1995 in connection with the UDS Acquisition.

  SHIMS is designed to automate the day-to-day tasks of a distribution business and offers numerous standard reports to support the areas of purchasing, sales, inventory management and accounting. SHIMS is an integrated suite of products which can be supplemented by several Value Added modules developed by the Company which allows the distributor to scale its investment by purchasing the modules that satisfy its initial needs and adding new modules as its needs change.

  The following table describes the module groups incorporated into the SHIMS product, as well as the Value Added modules which may be purchased separately.


                              YEAR OF
                              ORIGINAL
      SHIMS MODULE GROUPS     RELEASE                 DESCRIPTION
-------------------------------------------------------------------------------

  SHIMS                                The SHIMS application offers an entry
                                       level solution to the needs of the
     Total Quality Management   1994   durable goods distributor. It includes
     Returned Goods             1994   modules that address financial,
     Retail Sales               1994   distribution and specialty areas within
     Accounts Payable           1987   the distributor's business.
     Bar Coding                 1987
     Accounts Receivable        1979
     General Ledger             1979
     Inventory Control          1979
     Purchase Order             1979
     Order Entry                1979
     Pricing                    1979


-------------------------------------------------------------------------------

  VALUE ADDED                          The SHIMS Value Added modules offer
                                       solutions to a variety of industry
     Learning Center            1997   specific needs in areas such as
     Radio Frequency            1996   electronic commerce, radio frequency bar
     EDI                        1993   coding, office automation and total
     Desqtop                    1993   quality management.



  Initial software license fees for SHIMS vary depending upon the initial selection of Value Added modules and the number of users. The initial software license fees average approximately $35,000, and generally range from $20,000 to $50,000. The average initial SHIMS sale (including software, hardware and services) in 1996 was approximately $125,000. SHIMS users receive perpetual licenses and, accordingly, do not pay annual license fees. However, the Company only provides software maintenance, support and software upgrades for SHIMS customers who pay quarterly support fees.

  WDS-II. In February 1997, NxTrend acquired the WDS-II product as part of the Goretek Acquisition. Like Trend, the WDS-II product is a UNIX-based suite of business software applications built around Progress' 4GL and relational database. The Company's marketing efforts with respect to WDS-II will be focused upon durable goods distributors with annual revenues between $2 million and $50 million. WDS-II is currently licensed to over 300 customers. The current WDS-II customer base is concentrated in the electronics, medical equipment and industrial supply segments of the durable goods distribution industry. Because the WDS-II product is built around the same Progress database as the Company's Trend product, NxTrend believes that the WDS-II product will be compatible with the Company's Strategic Exchange and Distribution@Work client/server products. The current suite of WDS-II modules include Order Entry, Invoicing, Inventory Control, Purchasing, Inventory Management, Accounts Receivable, Accounts Payable, General Ledger, Sales Analysis, Contact Management,

Demand Forecasting, EDI and Warehouse Management. Like Trend, WDS-II has a modular design which allows a distributor to purchase the modules that it requires to meet its initial business needs and increase their functionality by adding new modules as those needs change.

  Initial WDS-II license fees have historically ranged from $34,000 to $500,000, depending upon the modules selected and the number of users. New licenses of the WDS-II product will have an annual license and support fee structure consistent with that used for the Trend, Strategic Exchange and Distribution@Work products.

  Strategic Exchange. Strategic Exchange software modules allow distribution executives to quickly analyze their company's business data from their Trend or SHIMS database via user-friendly graphical user interfaces. The Company's Strategic Exchange product family uses a client/server architecture based on Microsoft Windows NT and integrates into a customer's existing host-based computing environment. Strategic Exchange was initially released in May 1995 and approximately 95% of the Company's new licensees in 1996 purchased Strategic Exchange products as part of the initial license.

  The Company's principal Strategic Exchange software module, Profit Workbench, allows a distribution manager to rapidly monitor and analyze over 420 measures of business performance. Profit Workbench builds a strategic data warehouse using Trend or SHIMS information and also provides sophisticated query and analysis tools that allow the manager to identify business trends in a graphical user environment. Profit Workbench includes components such as First Glance and Financial Flowchart. First Glance graphically displays a distributor's business performance as measured by eight key financial measures selected by the user, such as sales, gross margin, accounts receivable and inventory. Financial Flowchart permits the distribution executive to perform financial analysis of his business using widely accepted financial formulas and benchmarks. Other Strategic Exchange modules include (i) InVue, which provides a graphical environment for Trend, WDS-II or SHIMS and allows database information from these host-based systems to be downloaded into PC-based applications such as spreadsheets and word processing programs, and (ii) Parts Desk, which allows the user to navigate between Trend or SHIMS product-related functions and CD-ROM product catalogs. InVue serves as a focal point for all PC activity by allowing the user to access other programs such as Trend, SHIMS, Strategic Exchange, Microsoft Office or an Internet browser. The Company is currently in the process of integrating its recently acquired WDS-II product with Strategic Exchange.

  Initial software license fees for Strategic Exchange modules are based upon the module sold and number of users. The initial license fees range from $49 for a single user InVue license to $180,000 for a 100 user Profit Workbench license. Customers are also charged annual license fees equal to 10% of the initial license fee in order to use the software after the warranty period and receive upgrades and new releases. These annual license fees, which are typically prepaid and may be increased each year. Strategic Exchange customers generally also purchase annual support, which is mandatory in the first year, is priced at 5% of the initial license fee and also may be increased annually.

  Distribution@Work. NxTrend's Distribution@Work product family allows wholesale distributors to incorporate the Internet into their daily business activities. The Company has developed and intends to continue to focus upon building Internet tools centered around information maintained in a distributor's relational database. For example, the Company's Highway Hotel product is a database driven management tool that enables a distributor to easily establish, manage and automatically update its World Wide Web site. Using the Company's proprietary interConnect middleware solution, the Company has developed Trend@Work and SHIMS@Work, which permit wholesale distributors to facilitate the flow of critical business information from their Trend or SHIMS databases, such as pricing, product availability and order status, among customers and manufacturers over the Internet and to engage in electronic commerce. Highway Hotel was introduced in September 1996, and all other Distribution@Work products are currently in beta release. License fees for Distribution@Work will be server based and will vary depending upon the number of database connections involved. The Company is currently in the process of integrating its recently acquired WDS-II product with Distribution@Work.

  The initial software license fees are expected to range from $8,000 for a single Highway Hotel license to approximately $100,000 for a 20 connection interConnect license. These products will also have an annual license fee and support fee structure similar to that used for Trend and Strategic Exchange.

PROFESSIONAL SERVICES

  As part of its total solution, the Company offers a variety of professional services to its customers. The Company believes that its professional services facilitate a distributor's successful adoption of NxTrend products, strengthen the Company's relationships with its customers, enhance the Company's industry-specific knowledge and elicit valuable customer feedback.

  Consulting. The Company's business consultants provide consulting, systems analysis and technical services in order to assist distributors in planning, designing, configuring and implementing new systems or in converting from existing systems. These consultants typically have distribution industry experience and training in both distribution operations and the Company's products. The Company assists in the conversion of the customer's historical databases to Trend, WDS-II or SHIMS and also assists distributors with the initial installation of the new systems. The Company's business consultants also conduct post-installation assessments in order to assure that the customer's system is functioning properly, provide additional training and education to increase the customer's use of the product and design and help implement systems upgrades. As of February 28, 1997, there were 55 employees within the Company's consulting group. The Company charges customers on an hourly basis for the services provided by its consultants. Generally the customer will prepay for a package of consulting hours for the planning, design and the implementation of its system. In addition, the Company recently started offering post-implementation consulting services to its customers on an hourly basis.

  Software Integration. The Company's software integration group designs custom modifications and enhancements to the Company's fully-developed modular suite of software products to extend the capabilities of the Company's products for the customer's specific environment. Most modifications and enhancements are identified by the customer after the software and hardware have been delivered to the customer and implementation services have been completed, and typically do not result in significant changes to the Company's primary products. Other custom modifications and enhancements are made on an as-requested basis. Most Trend customers will request one to three such custom modifications and enhancements per year, at a cost of approximately $2,000 per custom modification or enhancement. SHIMS users generally use outside consultants to make custom software modifications. The Company maintains a library of frequently requested modifications which can be reused and quickly adapted to address particular customer needs. As of February 28, 1997, the Company's integration group consisted of 51 software integrators.

  Maintenance and Support. The Company offers its customers comprehensive maintenance and support services. Under the Company's license agreements, maintenance and support is mandatory for one year following the initial license. Thereafter, virtually all Trend and SHIMS customers purchase maintenance and support on a voluntary basis. The Company offers remote accessibility to the customer's system in order to perform quick diagnostics and provide on-line assistance, as well as telephone assistance. Support services may be purchased either on an annual or on an hourly basis. A customer can also purchase environmental support and seven days per week, 24 hours per day support on an hourly or pre-paid package basis. As of February 28, 1997, the Company's maintenance and support group consisted of 64 employees.

THIRD PARTY PRODUCTS

  As a part of its total solution concept, the Company has entered into agreements with certain third party suppliers to resell hardware and software in connection with the license of Trend, WDS-II and SHIMS.

  Third Party Hardware. The Company is a value added reseller of UNIX- and Windows NT-based computer systems manufactured by IBM, Hewlett Packard, Unisys and Data General that operate the NxTrend product families. Virtually every customer that installs Trend, WDS-II or SHIMS purchases a computer system and peripherals from the Company. As a value added reseller, the Company is able to purchase the hardware at a discount for resale to its customers. See "Risk Factors--Dependence on Third Party Software and Hardware; Reliance Upon Hardware Sales."

  Third Party Specialty Software. The Company acts as a value added reseller for several third party software companies, including Progress and VMark. The Company integrates the Progress products into its Trend and WDS-II implementations and the VMark products into its SHIMS implementation. In return, the Company earns a margin on the resale of such software to its customers. In order to receive ongoing maintenance and support, Trend and WDS-II customers typically pay an annual license fee, which is shared by the Company and Progress. The Company has entered into a value added reseller agreement through January 1, 1999 with Progress for the resale of Progress software to the Company's Trend and WDS-II customers. The Company has a value added reseller agreement with VMark for the resale of VMark software to the Company's SHIMS customers, which agreement has no specified termination date but may be terminated by either party upon 90 days' prior written notice. See "Risk Factors--Dependence on Third Party Software and Hardware; Reliance Upon Hardware Sales."

CUSTOMERS

  As of February 28, 1997, the Company's products had been licensed to over 1,000 durable goods wholesale distributors within its targeted market segments, of which approximately 300 are Trend users, approximately 300 are WDS-II users and approximately 400 are SHIMS users. The Company's customers range from small single-location distributors with annual sales of $2 million to large, geographically dispersed within the United States multi-location distributors with annual sales of over $1 billion. The Company markets Trend to wholesale distributors with annual revenues of $25 million or more, WDS-II to durable goods wholesale distributors with annual revenues of $2 million to $50 million and SHIMS to wholesale distributors with annual revenues of $5 million to $25 million.

  The following table is a listing of the Company's ten largest customers in each of its target market segments:

ELECTRICAL SUPPLY                         PLUMBING, HEATING AND AIR
  All-Phase Electric Supply Co.           CONDITIONING
  Electric Engineering & Equipment (3E)      EMCO Distribution Group
  Richards Electric Supply Co., Inc.         Automatic Equipment Sales of VA,
  Missouri Valley Electric Company           Inc.
  Ryall Electric Supply Company              Century Air Services
  McNaugton-McKay Electric Company           Goodin Company
  Vanyo, Inc.                                Automatic Rain Company
  Hisco, Inc.                                Liberty Equipment & Supply
  Hunzicker Brothers, Inc.                   Southern Pipe & Supply Company
  Central Consolidated                       APEX Supply Company
                                             United Refrigeration, Inc.
                                             Johnstone Supply

BUILDING MATERIALS                        INDUSTRIAL SUPPLY
  Rugby USA, Inc.                            Briggs Weaver
  Gypsum Management & Supply                 Industrial Distribution Group
  Lumbermen's Incorporated                   Stanley Works/Jensen Tools
  Allied Plywood Corporation                 Biolab
  Marjam Supply                              Sepco Industries, Inc.
  JGA Corporation                            S.D.I. Operating Partners, L.P.
  Laufen International, Inc.                 Midwest Sign & Screen Printing
  Florence Building Materials Corp.          Ohio Transmission Corporation
  Mid South Building Supply                  Tube Light Company, Inc.
  All Interior Supply, Inc.                  Inland Diesel, Inc.

SALES AND MARKETING

  NxTrend markets and sells its products and services primarily through regional sales representatives operating out of offices located in Atlanta; Colorado Springs; Dallas; Green Bay; Houston; Minneapolis; St. Johns, Newfoundland; Halifax, Nova Scotia; and Toronto, Ontario. This direct sales force is segmented into regions and is responsible for developing new customers and servicing existing accounts. The Company also has a network of independent resellers located in Detroit, New York and Montreal, that sell, implement, support and maintain NxTrend's products in their respective territories. These resellers complement the Company's direct sales efforts, broaden the customer base and strengthen the Company's market share by selling to Trend and WDS-II customers with revenues under $25 million and/or in ancillary markets or territories in which the Company does not have a direct marketing effort.

  The sales cycle associated with new Trend, WDS-II and SHIMS sales is generally five to seven months from the generation of the sales lead to the execution of a license agreement. The sales process is typically focused on the technical aspects of the Company's products and usually requires participation from the Company's sales, product development, product implementation and product support groups. The Company believes that the participation of personnel from each of these areas is critical to the success of the Company's sales efforts because it highlights the depth of the Company's enterprise network systems expertise and demonstrates the breadth of the total solution which the Company offers. See "Risk Factors--Lengthy Sales Cycle."

  The Company's marketing activities are also focused on increasing industry awareness of the Company's products, services and reputation for technological leadership. Traditionally, the Company's marketing activities have included issuing press releases, advertising in trade periodicals, attending trade shows, and participating on technology committees within industry trade associations. The Company also has active relationships with a number of industry experts and leading universities which focus on the wholesale distribution industry. In addition, the Company hosts an annual users conference which, in 1996, attracted over 1,000 individuals from its customer base. The users conference is both an opportunity to educate the Company's user base and to introduce new products and services. As part of its strategy of maximizing its customers' utilization of the Company's products, the Company encourages certain of its SHIMS customers to consider Trend or WDS-II solutions when appropriate to meet the specific business information needs of such customers.

  As of February 28, 1997, the Company's sales and marketing organizations consisted of 37 sales and 10 marketing personnel. The Company currently has six resellers located in the United States and one reseller located in Canada.

PRODUCT DEVELOPMENT

  The Company seeks to strengthen its technology leadership position by enhancing the functionality of existing products, applying new technologies to extend the breadth of existing products and developing new applications through innovative technologies. The Company seeks to design products with enterprise-wide functionality applicable to most of its customers' needs. The Company also develops multimedia, edutainment product interfaces to help customers better use the Company's software products. The Company is currently in the process of integrating its recently acquired WDS-II product with Strategic Exchange and Distribution@Work.

  The Company continues to devote substantial development resources to improving and enhancing the functionality of its Trend, WDS-II and SHIMS solutions and to taking advantage of recent enhancements to the UNIX computing platform and to the Progress and VMark databases. For example, the Company recently added and will continue to add functionality which enables its customers to better communicate, using electronic commerce and other methods, with manufacturers and customers. The Company's product enhancement strategy is developed based on feedback from its customers, various wholesale distribution advisory councils and analysis of competitive products. Product enhancements are delivered to customers through a combination of annual releases and new modules. The Company's next product enhancement, Trend 8.0, is scheduled to be released in the second half of 1997.

  The Company also focuses on meeting evolving customer needs by incorporating into its products significant advances in client/server architecture (including Internet and intranet capabilities), advanced database systems and improved graphical user interfaces. The Company continues to enhance its Strategic Exchange product family to make relevant business information accessible to a broader range of its customers' employees. The Company also continues to leverage the underlying Distribution@Work technology to enable broader use of Internet and intranet capabilities by Trend and SHIMS customers. These product extensions enable customers to take advantage of their investment in and knowledge of Trend and SHIMS as well as the customer's existing databases, while protecting this investment and information from changes in underlying technology and front-end interfaces.

  In order to address emerging needs and trends within the wholesale distribution industry, the Company maintains an advanced research and development team that evaluates new technologies to be used in the development of innovative solutions. Consisting of 12 individuals, this team has developed products such as Profit Workbench, InVue, Parts Desk, Highway Hotel, Learning Center, Manager's Handbook, Expert Advice, interConnect and interChannel. The team is currently designing a new multi-layer architecture blending Java-based user interfaces with reusable business objects and industry standard databases, such as Microsoft SQL Server, Oracle, Progress and uniVerse. In addition, the team is building products that enable more effective product education and training through the use of Inter/intranet-based multimedia and streaming video products.

  The computer software industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. As a result, the Company's position in its existing markets or other markets that it may enter could be eroded rapidly by technology advancements not embraced by the Company. The life cycles of the Company's products are difficult to estimate. The products must keep pace with technological developments, conform to evolving industry standards and address increasingly sophisticated customer needs. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or that new products or product enhancements will meet the requirements of the marketplace and achieve market acceptance. If the Company is unable to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially adversely affected. See "Risk Factors--Rapid Technological Change and New Products."

  As of February 28, 1997, there were 65 employees in the Company's product development organization. For the years ended December 31, 1994, 1995 and 1996, the Company's research and development expenses were $1.3 million, $2.6 million and $3.0 million, respectively.

COMPETITION

  Competition in the enterprise network software solutions market is, and is expected to remain, intense. The Company competes on the basis of product quality, reliability, performance, ease of use, quality of support and price. The Company believes that its primary competitors are Daly & Wolcott, Inc., J.D. Edwards, Inc., Mincron SBC Corporation, Prelude, Inc., Prophet 21, Inc. and Trade Service System, Inc. Certain of the Company's existing competitors, as well as a number of potential competitors, have more established and larger marketing and sales organizations, significantly greater financial and technical resources and a larger installed base of customers than the Company. In addition, certain of these companies have greater name recognition, more established positions in the market, and long standing relationships with customers. There can be no assurance that such competitors will not offer or develop products that are superior to the Company's products or that achieve greater market acceptance. The Company also competes against internally developed legacy solutions in which potential customers may have invested significant sums and committed valuable management resources to develop. Such potential customers may resist committing the time and resources necessary to convert to a third party software product and may instead choose to develop and enhance their own systems internally. As demand for distribution industry technology solutions expands, additional companies, some with significantly greater resources than the Company, may enter the market or increase their market share by acquiring or entering into alliances with competitors of the Company. There can be no assurance that the Company will be able to compete successfully against its competitors or that the competitive pressures faced by the Company will not adversely affect its business, results of operations and financial condition.

INTELLECTUAL PROPERTY

  The Company relies on a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other industry standard methods for protecting ownership of its proprietary software. There can be no assurance, however, that, in spite of these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of the Company's products or obtain and use information that the Company regards as proprietary. The Company provides source code to all SHIMS end-users and, in certain circumstances, may provide the source code for its Trend and WDS-II software products under licenses to its customers to enable them to customize the software to meet particular requirements. Although the Company's source code license contains confidentiality and nondisclosure provisions, there can be no assurance that such customers will take adequate precautions to protect the Company's source code or other confidential information. While the Company's license agreements prohibit customers from exporting the product, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the mechanisms used by the Company to protect its software will be adequate or that the Company's competitors will not independently develop software products that are substantially equivalent or superior to the Company's software products.

  NxTrend licenses products to end-users under license agreements which are generally in standard form, although each license is individually negotiated and may contain variations. The standard form agreement allows the licensee to use the products solely on its computer equipment for its internal purposes, and the licensee is generally not permitted to sublicense or transfer the products. The Company's standard form license agreement includes a confidentiality clause protecting the products. However, there can be no assurance that such customers will take adequate precautions to protect the Company's confidential information.

  None of NxTrend's software is patented. The Company believes that it has all necessary rights to market its products, although there can be no assurance that third parties will not assert infringement claims in the future. The Company expects that, as the number of software products in the wholesale distribution industry increases and the functionality of these products further overlaps, software products will increasingly be subject to such claims. There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted against the Company or that any such assertions will not materially adversely affect the Company's business, operating results and financial condition. Any such claim, with or without merit, could be time-consuming, result in costly litigation and diversion or resources, cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Such royalty or license arrangements, if required, may not be available on terms acceptable to the Company or at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition could be materially adversely affected. See "Risk Factors--Intellectual Property and Proprietary Rights."

EMPLOYEES

  As of February 28, 1997, NxTrend had 323 full-time employees, including 47 in sales and marketing, 65 in product development, 51 in software integration, 55 in consulting services, 41 in finance and administration and 64 in maintenance and support services. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced any work stoppage. The Company considers that its relations with its employees are good. The loss of certain key employees or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company's business and operations. See "Risk Factors--Ability to Attract and Retain Sales, Service and Implementation Personnel."

PROPERTIES

  The Company's principal facility occupies approximately 45,000 square feet in Colorado Springs, Colorado. The term of the lease extends through October 10, 1998; however, the Company has an option to extend the lease term by an additional three or five years. The Company also leases office space in Atlanta; Dallas; Green Bay; Houston; Minneapolis; St. Johns, Newfoundland; Halifax, Nova Scotia; and Toronto, Ontario. The Company believes that its facilities are adequate for its current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

  The Company is subject to various claims and business disputes in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, management anticipates that the ultimate outcome of these issues will not have a material adverse effect on the Company's financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, and their ages as of February 28, 1997 are as follows:

NAME                      AGE                            POSITION
----                      ---                            --------
Guy M. Lammle...........   45 President, Chief Executive Officer and Chairman of the Board
Kathleen J. Cunningham..   50 Chief Operating Officer, Chief Financial Officer and Secretary
Ross J. Elliott.........   44 Executive Vice President, Development
Patrick J. Becker.......   45 Senior Vice President, Sales and Marketing
Timothy J. Watson.......   38 Senior Vice President, Development
C. Jeff Dekker..........   32 Controller
Jacqueline C. Morby(2)..   59 Director
Gregory M. Avis(1)......   38 Director
Peter J. Smith(2).......   52 Director
Frank A. Rossi(1).......   59 Director
Gerald A. Quintana(2)...   59 Director

--------
(1) Member of Audit Committee
(2) Member of Compensation Committee

  Guy M. Lammle, a co-founder of the Company, has served as Chairman of the Board, Chief Executive Officer and director of the Company since February 1980 and assumed the additional title of President in October 1996. From 1974 to 1980, Mr. Lammle was employed with The Burroughs Corporation, a computer hardware company, progressing from Sales Representative to Zone Manager and finally District Product Manager. Mr. Lammle received his BS degree in Math and Business Administration with a minor in Computer Science from Peru State College in Peru, Nebraska. Mr. Lammle has also attended the Executive Management Programs at The Wharton School, University of Pennsylvania.

  Kathleen J. Cunningham has served as the Company's Chief Operating Officer and Secretary since March 1996, and as Chief Financial Officer since April 1992. Between 1987 and 1991, Ms. Cunningham was Chief Financial Officer of Spatial Technology Inc., a computer software company. Immediately prior to that position, Ms. Cunningham was employed by US West, Inc., a telecommunications company, in various capacities including Chief Financial Officer of US West Information Systems, Inc., President of US West Financial Services and Director of Financial Planning (Corporate Finance) at US West, Inc. Ms. Cunningham received BA degrees in Political Science and Economics from the University of Wisconsin, and an MBA from the University of Denver.

  Ross J. Elliott has served as Executive Vice President, Development of the Company since November 1996. From February 1995 until November 1996, Mr. Elliott was President of the Intellex Division, an advanced research and development division of the Company. Mr. Elliott served as Vice President of Sales and Marketing of Intellex, Inc., from October 1993 until February 1995, prior to the sale of substantially all of Intellex's operating assets to the Company. From 1989 to 1993, Mr. Elliott held several different marketing and sales positions in the Company. Mr. Elliott received a BSBA degree from the University of Florida.

  Patrick J. Becker has served as Senior Vice President of Sales and Marketing of the Company since November 1996. From June 1995 to November 1996, Mr. Becker served as President of the Trend division of the Company. Mr. Becker was Vice President of Sales from August 1994 to June 1995 and was Vice President of Marketing and Indirect Channels from 1993 to August 1994. Mr. Becker joined the Company in January 1993 as the Trend division's Director of Indirect Channel Marketing. From 1989 through 1992, Mr. Becker was President of R&D Hardware Systems Company, an entity formerly affiliated with the Company. Mr. Becker received his BS degree in Marketing from the University of Minnesota.

  Timothy J. Watson has served as Senior Vice President of Development of the Company since October 1996. From November 1993 to October 1996, Mr. Watson was Vice President of the Trend division's Development Group. Mr. Watson served as Director of Indirect Channel Marketing of the Company in 1993. Prior to 1993, Mr. Watson served the Company in various support and development capacities within the Company's Trend division. Mr. Watson received a BS degree from Central College in Pella, Iowa.

  C. Jeff Dekker has served as Controller of the Company since March 1996 and, prior to such appointment, held the position of Assistant Controller since joining the Company in July 1993. Between July, 1989 and July, 1993, Mr. Dekker was Manager of General Accounting at ITT Rayonier, Port Angeles Pulp Division. Prior to July, 1989 he was employed by KPMG Peat Marwick, Los Angeles. Mr. Dekker is a Certified Public Accountant and is a graduate of Utah State University in Logan, Utah with a BS degree in Accounting.

  Jacqueline C. Morby has served as a director of the Company since March 1996. She has been a Managing Director and Member of the Executive Committee since 1994 and was a Partner from 1982 to 1994 of TA Associates, Inc. (and its predecessor), a venture capital management firm. Ms. Morby is also a director of Ansys, Inc., Axent Technologies, Inc., BLP Group Companies, Ontrack Data International, Inc. and Pacific Mutual Life Insurance Co.

  Gregory M. Avis has served as a director of the Company since March 1996. Mr. Avis is Managing Partner of Summit Partners, a private equity firm, and has been with the firm since 1984. Mr. Avis manages Summit Partners' Palo Alto office and serves as a Director of CMG Information Services, Inc., Digital Link Corporation, Powerwave Technologies, Inc. and Splash Technology Holdings, Inc.

  Peter J. Smith has served as a director of the Company since October 1996. Mr. Smith has been employed by Ansys, Inc., a computer software company, as President and Chief Executive Officer and a member of the Board of Directors since March 1994 and as Chairman of the Board of Directors since July 1995. From November 1991 to March 1994, Mr. Smith was Vice President of European Operations for Digital Equipment Corporation, a computer company. Previously he managed Digital's worldwide applications development and marketing activities.

  Frank A. Rossi has served as a director of the Company since May 1996. Since February 1994, Mr. Rossi has been Chairman of the Board of FAR Holdings Company, L.L.C., a private investment company he formed after retiring from Arthur Andersen LLP, a public accounting firm. Prior to his retirement in February 1994, Mr. Rossi held the positions of Managing Partner of the San Jose and Dallas/Forth Worth office and Managing Partner-Operations at Arthur Andersen. Mr. Rossi joined Arthur Andersen in 1959 and was admitted as a Partner in 1969. Mr. Rossi currently serves on the Board of Directors of Affiliated Computer Services, Inc. and Allwaste, Inc.

  Gerald A. Quintana has served as a director of the Company since May 1996. From 1962 to 1992, Mr. Quintana was employed by Unisys Corporation, a computer hardware company, where he served in a variety of positions. Between 1962 and 1985, Mr. Quintana progressed from account manager to Vice President of the European region, a position which included responsibility for 10 subsidiaries. Upon the merger of Burroughs and Sperry into Unisys Corporation, Mr. Quintana became Vice President Marketing Services and was subsequently appointed Vice President Marketing-US division in 1989, the position he held until his retirement in 1992. Mr. Quintana currently serves as a Regent of Eastern New Mexico University, Portales, New Mexico.

  The Company currently has six directors. Ms. Morby and Mr. Avis were elected to the Board of Directors as representatives of the holders of the Series A Preferred Stock pursuant to certain arrangements entered into at the time such stock was purchased. All such arrangements regarding the election of directors shall terminate upon the consummation of this offering. In January 1997, the Company's Board of Directors approved, subject to stockholder approval, the amendment and restatement of the Company's Certificate of Incorporation to provide for, among other things, a classified Board of Directors. In accordance with the terms of such Amended and Restated Certificate of Incorporation, the terms of office of the Board of Directors will be divided into three classes: Class I, which term will expire at the annual meeting of stockholders to be held in 1998 and which will initially be Guy M. Lammle and Frank A. Rossi; Class II, which term will expire at the annual meeting of stockholders to be held in 1999 and which will initially be Gregory M. Avis and Peter J. Smith; and Class III, which term will expire at the annual meeting of stockholders to be held in 2000 and which will initially be Jacqueline C. Morby and Gerald A. Quintana. At each annual meeting of stockholders beginning with the 1998 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their successors have been duly elected and qualified. Officers are appointed to serve, subject to the discretion of the Board of Directors, until their successors are appointed. There are no family relationships between the directors and officers of the Company.

BOARD COMMITTEES

  The Audit Committee consists of Gregory M. Avis and Frank A. Rossi. The Audit Committee reviews the Company's financial statements and accounting practices, makes recommendations to the Board of Directors regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by the Company's independent auditors.

  The Compensation Committee consists of Gerald A. Quintana, Peter J. Smith and Jacqueline C. Morby. The Compensation Committee makes recommendations regarding the Company's 1996 Stock Option and Grant Plan and Employee Stock Purchase Plan and makes decisions concerning salaries and incentive compensation for employees and consultants of the Company.

DIRECTOR COMPENSATION

  Directors are entitled to receive cash compensation of $5,000 per year as an annual retainer, $1,000 per Board meeting and $500 per Committee meeting. Each of the Company's non-employee directors is entitled to be reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at each regular or special meeting of the Board of Directors. Under the 1996 Stock Option and Grant Plan, non-employee directors are entitled to receive an option to purchase 28,750 shares of Common Stock at the time of their initial election to the Board of Directors. Each of Gerald A. Quintana, Peter J. Smith and Frank A. Rossi received non-qualified stock options to purchase 28,750 shares of Common Stock at the time of their initial election to the Board of Directors. Such options have an exercise price equal to the fair market value of the underlying Common Stock on the date of grant and vest in equal installments over a four-year period commencing on the first anniversary of the option grant date. Mr. Avis and Ms. Morby did not receive options in connection with their election to the Board of Directors in 1996. See "--1996 Stock Option and Grant Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to the formation of the Company's Compensation Committee on May 9, 1996, the Board of Directors made all determinations with respect to executive officer compensation. During 1996, except for Guy M. Lammle, no member of the Compensation Committee served as an officer of the Company. The Company has been a party to certain transactions involving the Company's executive officers, directors and stockholders. See "Certain Transactions." None of the Company's executive officers has served on the board of directors or compensation committee of another entity that has had one or more of its executive officers serving on the Board of Directors or Compensation Committee of the Company.

EXECUTIVE COMPENSATION

  The following table summarizes compensation earned by or paid to the Company's President and Chief Executive Officer and to each of the Company's four next most highly compensated executive officers (collectively, the "Named Executive Officers") for services rendered in 1996:

                          SUMMARY COMPENSATION TABLE

                                                   LONG TERM
                                 1996 ANNUAL      COMPENSATION
                                 COMPENSATION        AWARDS
                             -------------------- ------------
                                                   SECURITIES
                                                   UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION  SALARY ($) BONUS ($) OPTIONS (#)   COMPENSATION ($)
---------------------------  ---------- --------- ------------  ----------------
Guy M. Lammle...............  $222,000   $42,826        -- (1)           --
 Chief Executive Officer,
 President and Chairman of
 the Board
Kathleen J. Cunningham......   118,750    18,043    115,000         $500,000(2)
 Chief Operating Officer,
 Chief Financial Officer and
 Secretary
Ross J. Elliott.............   105,875    15,571     80,500          250,000(2)
 Executive Vice President,
 Development
Patrick J. Becker...........   125,908    19,306    115,000        1,000,000(2)
 Senior Vice President,
 Sales and Marketing
Timothy J. Watson...........   121,250    16,073     80,500          750,000(2)
 Senior Vice President,
 Development

--------
(1) In connection with the Recapitalization in March 1996, the Company sold Mr. Lammle 1,473,943 shares of restricted Common Stock at a purchase price of $0.217 per share, the fair market value of the Common Stock as determined by the Board of Directors at the time of the transaction. These shares are subject to a repurchase right in favor of the Company and vest over a nine-year period, subject to adjustment for the achievement of certain financial performance targets and the redemption of the Company's redeemable preferred stock. Upon redemption of the Company's redeemable preferred stock in connection with this offering, 105,281 of these shares will vest. See "Certain Transactions."

(2) Reflects amounts paid in connection with the settlement and termination of the Unit Incentive Plan. See "Recapitalization."

OPTION GRANTS

  The following table sets forth each grant of stock options and stock appreciation rights made during the fiscal year ended December 31, 1996 to each of the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                         INDIVIDUAL GRANTS                    POTENTIAL
                          ------------------------------------------------   REALIZABLE
                                                                              VALUE AT
                                                                           ASSUMED ANNUAL
                                                                           RATES OF STOCK
                                                                                PRICE
                           NUMBER OF   PERCENT OF                           APPRECIATION
                          SECURITIES  TOTAL OPTIONS                          FOR OPTION
                          UNDERLYING   GRANTED TO   EXERCISE OR               TERMS(2)
                            OPTIONS   EMPLOYEES IN  BASE PRICE  EXPIRATION ---------------
NAME                      GRANTED (#)  FISCAL YEAR   ($/SH)(1)     DATE    5% ($)  10% ($)
----                      ----------- ------------- ----------- ---------- ------- -------
Guy M. Lammle...........        --         --            --          --        --      --
Kathleen J. Cunningham..    115,000       11.5%        $0.53     3/14/06   $38,331 $97,139
Ross J. Elliott.........     80,500        8.0          0.53     3/14/06    26,832  67,997
Patrick J. Becker.......    115,000       11.5          0.53     3/14/06    38,331  97,139
Timothy J. Watson.......     80,500        8.0          0.53     3/14/06    26,832  67,997

--------
(1) All options were granted at an exercise price equal to the fair market value of the Company's Common Stock as determined by the Board of Directors on the date of grant.

(2) In accordance with the rules of the Securities and Exchange Commission, shown are the hypothetical gains or "option spreads" that would exist for the respective options. These gains are based upon assumed rates of annual compounded stock price appreciation of 5% and 10% from the date the option was granted over the full option term. The 5% and 10% rates are mandated by such rules and do not represent the Company's estimate or projection of future increases in the price of its Common Stock.

OPTION EXERCISES AND YEAR-END OPTION VALUES

  The following table sets forth, as of December 31, 1996, (i) the number of unexercised options and (ii) the value of unexercised in-the-money options (i.e., options for which the fair market value of the Common Stock exceeds the exercise price) held by each of the Named Executive Officers.

                AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                          AND YEAR-END OPTION VALUES

                                                 NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED         IN-THE-MONEY
                            SHARES                   OPTIONS(1)(3)             OPTIONS(2)(3)
                          ACQUIRED ON  VALUE   ------------------------- -------------------------
NAME                       EXERCISE   REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                      ----------- -------- ----------- ------------- ----------- -------------
Guy M. Lammle...........      --        --         --             --         --              --
Kathleen J. Cunningham..      --        --         --         115,000        --       $1,434,050
Ross J. Elliott.........      --        --         --          80,500        --        1,003,835
Patrick J. Becker.......      --        --         --         115,000        --        1,434,050
Timothy J. Watson.......      --        --         --          80,500        --        1,003,835

--------
(1) Twelve and one half percent of these options vest on March 14, 1997; 37.5% vest in quarterly installments thereafter through March 14, 2000. The remaining 50% of these options vest over a five-year period beginning on March 14, 2001, subject to acceleration for the Company's achievement of certain performance goals and for redemption of the Company's redeemable preferred stock. Upon redemption of the Company's redeemable preferred stock in connection with this offering, 10% of the options listed in the table above will vest.

(2) There was no public trading market for the Common Stock as of December 31, 1996. Accordingly, these values have been calculated based upon the difference between an assumed initial public offering price of $13.00 per share and the exercise price.

(3) In January 1997, Ms. Cunningham and Mr. Elliott each received grants of stock options to purchase 23,000 shares. Twelve and one half percent of these options vest on the first anniversary of the option grant date; 37.5% vest in quarterly installments thereafter through January 2001. The remaining 50% of these options vest over a five-year period beginning on the fifth anniversary of the option grant date, subject to acceleration upon the Company's achievement of certain performance goals and upon redemption of the Company's redeemable preferred stock. Options to purchase 13,800 shares will vest for Ms. Cunningham and 10,350 shares for Mr. Elliott upon the Company's redemption of its redeemable preferred stock in connection with this offering.

1996 STOCK OPTION AND GRANT PLAN

  The Company's 1996 Stock Option and Grant Plan (as amended, the "Stock Option Plan") was adopted by the Board of Directors on March 14, 1996 and approved by the Company's stockholders on March 14, 1996. In January, 1997, the Board of Directors and the Company's stockholders approved an amendment to the Stock Option Plan. As of February 28, 1997, there were 4,203,169 shares of Common Stock reserved for issuance under the Stock Option Plan.

  The Stock Option Plan provides for the grant of incentive stock options to employees (including officers and employee-directors) and nonstatutory stock options and restricted stock awards or issuances to employees, directors and consultants. The Stock Option Plan is administered by the Compensation Committee, which has the authority to select the persons to whom options, stock grants and stock issuances (collectively, "Stock Awards") may be awarded; to determine whether a Stock Award will be an incentive stock option (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")), a nonqualified stock option, a stock grant, a stock issuance or a combination of the foregoing; to set the vesting schedules of Stock Awards; to determine the number of shares subject to an option; and to specify the type and amount of consideration to be paid to the Company upon exercise of an option.

  Generally an incentive stock option granted under the Stock Option Plan must have a term that expires no later than the tenth anniversary of the option's grant date and must have an exercise price equal to at least 100% of the fair market value of the Company's Common Stock on the date of option grant. With respect to an incentive stock option granted to a person who beneficially owns securities representing more than 10% of the voting power of all outstanding capital stock of the Company (or a parent or subsidiary of the Company), the exercise price of the option must equal at least 110% of the fair market value of the Company's Common Stock on the option grant date and the term of the option may not exceed five years. The aggregate fair market value, determined at the time of grant, of shares of Common Stock with respect to which incentive stock options are first exercisable by an optionee (under all plans of the Company and a parent or subsidiary of the Company) in any calendar year may not exceed $100,000. If an optionee's employment or service as a director with the Company or a subsidiary of the Company terminates, the Compensation Committee may in its discretion provide, at any time, that any outstanding option granted to such optionee under the Stock Option Plan shall be exercisable for three months following termination of employment or service as a director, subject to the expiration date of such option. An option granted under the Stock Option Plan is not transferable by the optionee except by will or by the laws of descent and distribution and may be exercised during the optionee's lifetime only by the optionee or by his or her guardian or legal representative.

  Upon certain changes in control of the Company, the Stock Option Plan and all outstanding awards under the Stock Option Plan shall be terminated unless provision is made in connection with such transaction for the assumption of options theretofore granted or the substitution for such options of new options of the successor entity or parent thereof. The Stock Option Plan will terminate in March 2006 unless sooner terminated by the Board of Directors.

  Under the Stock Option Plan, as of February 28, 1997, no shares of Common Stock had been issued upon the exercise of options granted, options to purchase 1,335,932 shares of Common Stock at a weighted average exercise price of $2.43 were outstanding, restricted stock awards for 1,473,943 shares had been granted and 1,393,294 shares remained available for grant. As compensation for service on the Board of Directors, the Company grants options to purchase 28,750 shares of Common Stock upon a director's initial election to the Board of Directors.

EMPLOYEE STOCK PURCHASE PLAN

  [To be filed by amendment]

401(K) PLAN

  The Company originally established a Profit Sharing Plan on February 1, 1982 as a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code for the benefit of eligible employees. Under the terms of such plan, the Company was allowed to contribute up to 15% of all eligible compensation, as defined in the plan document, for all eligible employees. During some years, such payments were made in the form of cash bonuses rather than as contributions directly to such plan. The plan was restated on April 15, 1993 to include a tax qualified deferred plan as described in Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). Pursuant to the 401(k) Plan, as amended to date, eligible employees may elect to reduce their compensation by up to the lesser of 15% of their eligible compensation or the statutorily prescribed limit ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. The trustee of the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in designated investment options. The 401(k) Plan is intended to qualify under
Section 401 of the Internal Revenue Code so that contributions to the 401(k) Plan, and income earned on the 401(k) contributions are not taxable until withdrawn, and so that the contributions of the Company will be deductible when made. Additional discretionary contributions may be made by the Company to the 401(k) Plan. Such discretionary contributions to participants are allocated based on the percentage of the participant's compensation to the total compensation of all participants eligible to share in the contribution. No such discretionary contributions were made by the Company during 1996.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Amended and Restated Bylaws, to be adopted prior to the closing of this offering, will provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law. The Company is also empowered under its Amended and Restated Bylaws to enter into indemnification contracts with its directors, officers, employees or agents, and to purchase insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, the Company has entered into indemnity agreements with each of its directors. In addition, the Company has purchased directors and officers insurance on behalf of all of its directors and executive officers.

  The Company's Amended and Restated Certificate of Incorporation, to be adopted prior to the closing of this offering, will additionally provide that, to the fullest extent permitted by Delaware law, the Company's directors will not be personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as directors, except (i) for any breach of their duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transactions from which the director derives an improper personal benefit. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                             CERTAIN TRANSACTIONS

  In October 1993, the Company sold all rights with respect to its initial software product, GAP, to Intellex, Inc. ("Intellex"), a corporation wholly owned by Guy M. Lammle and Roger H. Linn, for a purchase price of $200,000. The purchase price was paid by delivery to the Company of a promissory note, which was paid in full in November 1994.

  On April 1, 1995, the Company acquired certain assets relating to the Profit Workbench and Handbook programs and assumed certain liabilities from Intellex in exchange for the cancellation of a $117,237 note payable by Intellex to the Company, which arose from various intercompany transactions. The assets acquired and liabilities assumed were recorded at their historical net book value. The amount by which assets exceeded the liabilities assumed ($115,375) was treated as a reduction of stockholders' equity due to the fact that the entities were related through substantially common ownership on the date of the transaction. The Company has incorporated the operations of Intellex into its statement of operations from the date of acquisition, April 1, 1995. The methodology for recording this transaction was made in accordance with generally accepted accounting principles.

  During the period from February 1, 1992 through October 10, 1994, the Company leased its principal offices from Plumtree of Colorado Springs LLC ("Plumtree LLC"), which members consist of Guy M. Lammle and Roger H. Linn and their immediate family members. During the period from January 1, 1994 through October 10, 1994, the lease payments made by the Company to Plumtree LLC aggregated $378,601. On October 11, 1994, the property was sold by Plumtree LLC to Plumtree Office Investors, Ltd. ("Plumtree Ltd."), an unaffiliated entity, at which time the Company entered into a new lease agreement with Plumtree Ltd. The lease agreement permitted the Company to offset against its lease payments to Plumtree Ltd. any amounts not paid by Plumtree Ltd. to Plumtree LLC when due under the promissory note relating to Plumtree Ltd.'s acquisition of the property. Such promissory note has been repaid and no offsets against such note were made. The term of the current lease expires in October 1998; however, the Company has an option to renew the lease for either a three year or a five year period thereafter.

  In February 1995, R&D Hardware Systems Company ("R&D Hardware"), the shareholders of which are Guy M. Lammle, Roger H. Linn, various members of each of their families and Patrick J. Becker, acquired certain assets of UDS in exchange for $2,126,583 in cash and the assumption of liabilities of $839,190. R&D Hardware immediately sold substantially all of the operating assets of UDS that it had purchased to the Company for $1,869,757 cash and the assumption of certain liabilities totalling $839,190. Among the operating assets of UDS sold to R&D Hardware, and which R&D Hardware subsequently sold to the Company, were rights to the SHIMS software product.

  During the period from January 1, 1993 through January 1, 1996, the Company engaged in a series of ongoing transactions with R&D Hardware. These transactions included purchases by the Company from R&D Hardware of computer equipment for resale (aggregating $4,237,000 during the period from January 1, 1994 through January 1, 1996), equipment procurement services (aggregating $483,000 during the period from January 1, 1994 through January 1, 1996), and the provision by the Company to R&D Hardware of administrative services in exchange for management fees and reimbursement of expenses (aggregating $360,000 during the period from January 1, 1994 through January 1, 1996). The shareholders of R&D Hardware sold substantially all of the assets of R&D Hardware to Western Micro Technology, Inc. ("Western Micro"), a hardware reseller, on January 2, 1996 for an aggregate purchase price of $1,000,000, plus 125,000 shares of the common stock of Western Micro. The Company simultaneously entered into a Value Added Reseller Agreement with Western Micro which enables the Company to purchase hardware for resale at discounts that vary dependent upon the aggregate volume purchased.

  On August 16, 1995, the Company licensed the program Manager's Handbook to The Distribution Team, Inc. ("DT"), a corporation whose majority stockholder is Guy M. Lammle and whose other stockholders are Gordon Graham and Scott Stratman (who operates DT without involvement from Messrs. Graham and Lammle). An agreement is in place which permits Mr. Stratman to acquire over time Mr. Lammle's majority interest in DT. In exchange, DT licensed the GG Handbook, a program developed from the Manager's Handbook, to the Company. The Company additionally agreed to pay a royalty to DT of $2,000 per GG Handbook sold. The Company received the right to buy out its royalty payment obligations to DT for a payment of $500,000 less any prior $2,000 royalty payments made to DT (the "Buy-Out Right"). On August 14, 1996, the Company exercised its Buy-Out Right on the GG Handbook.

  On March 14, 1996, the Company effected the Recapitalization. See "Recapitalization." Pursuant to the Recapitalization, the Company sold 26,000 shares of its Series A Preferred Stock to a group of investors, including a total of 15,000 shares to entities affiliated with TA Associates, Inc. and 10,000 shares to entities affiliated with Summit Partners, at an aggregate purchase price of $26,000,000. Jacqueline C. Morby, a general partner of TA Associates, Inc., and Gregory M. Avis, a general partner of Stamps, Woodsum & Co., IV, the general partner of Summit Partners IV, L.P., are both directors of the Company.

  As part of the Recapitalization, the Company paid $17,500,000 in cash and issued 6,500 shares of its Series B Preferred Stock to Guy M. Lammle, the Company's Chief Executive Officer, President and Chairman of the Board, and persons or entities with whom he is affiliated, in exchange for all of Mr. Lammle's previous holdings of the Company's Common Stock.

  Upon the closing of this offering, the outstanding Series A Preferred Stock will automatically convert into 5,980,000 shares of Common Stock and 15,500 shares of Senior Redeemable Preferred Stock and the outstanding Series B Preferred Stock will automatically convert into 1,495,000 shares of Common Stock, 3,875 shares of Senior Redeemable Preferred Stock and 2,625 shares of Junior Redeemable Preferred Stock. All shares of Senior Redeemable Preferred Stock and Junior Redeemable Preferred Stock will be redeemed upon the closing of this offering for total payments of $19,375,000 and $2,625,000, respectively. See "Use of Proceeds."

  In connection with the Recapitalization, the Company made payments in an aggregate amount of $7,000,000 (before withholding taxes) to certain employees of the Company pursuant to the Company's Unit Incentive Plan, a compensation plan under which the Company had previously made awards. The following payments were made under the Unit Incentive Plan to executive officers of the
Company: Ms. Cunningham--$500,000; Mr. Elliott--$250,000; Mr. Becker-- $1,000,000; Mr. Watson--$750,000; and Mr. Dekker--$33,333. After receipt of the Unit Incentive Plan payments from the Company, all recipients released the Company from any further obligations to them under the Unit Incentive Plan and the Company terminated the Unit Incentive Plan. The Company recognized compensation expense of $3,196,379 and $3,803,621 in 1995 and 1996, respectively, in connection with the Unit Incentive Plan.

  In connection with the Recapitalization, Guy M. Lammle entered into a non-competition agreement with the Company (the "Non-Competition Agreement"). The Non-Competition Agreement provides that Mr. Lammle (i) shall not disclose any confidential information of the Company; (ii) shall return all documents belonging to the Company upon termination of employment; (iii) shall assign any and all proprietary rights in Company-related developments and inventions to the Company; and (iv) until the later of March 14, 2000 or two years after Mr. Lammle's employment with the Company is terminated, shall not engage in any business activity the result of which is the development, manufacturing or marketing of products or services in competition with the Company and shall not solicit any person to leave the employment of the Company. In addition, the Non-Competition Agreement requires the Company to pay a total of $2,500,000 to Mr. Lammle in consideration for his execution of such agreement, of which $1,500,000 was paid during 1996, $500,000 is required to be paid on March 14, 1997 and $500,000 is required to be paid on March 14, 1998.

  As part of the Recapitalization, the Company sold 1,473,943 shares of the Company's Common Stock (the "Lammle Shares") to Guy M. Lammle at a purchase price of $0.217 per share, under the Stock Option Plan. The Company has a repurchase option, which terminates entirely on March 31, 2006 (subject to earlier termination for the Company's achievement of certain performance targets and the redemption of the Company's redeemable preferred stock), with respect to the Lammle Shares. Subject to adjustment for the Company's achievement of certain performance targets and the redemption of the Company's redeemable preferred stock, the Company's repurchase option with respect to the Lammle Shares will lapse at a rate of 131,602 shares per quarter through March 31, 1998, and thereafter at a rate of 13,160 shares per quarter through March 31, 2006. Upon redemption of the Company's redeemable preferred stock in connection with this offering, 105,281 of the Lammle Shares will vest.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of February 28, 1997, as adjusted to reflect the sale of the Common Stock being offered hereby, by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group. This table assumes the conversion of all outstanding preferred stock into Common Stock upon the closing of this offering and reflects the 2.3-for-1 stock split to be effected prior to the closing of this offering.

                                               PERCENT OF SHARES BENEFICIALLY OWNED
                          SHARES BENEFICIALLY --------------------------------------
NAME                         OWNED (#)(1)     PRIOR TO OFFERING(2) AFTER OFFERING(2)
----                      ------------------- -------------------- -----------------
Executive Officers and
Directors
Guy M. Lammle...........     2,968,943(3)             32.7%              22.2%
Kathleen J. Cunningham..        43,268(4)                *                  *
Ross J. Elliott.........        30,978(4)                *                  *
Patrick J. Becker.......        40,968(4)                *                  *
Timothy J. Watson.......        28,678(4)                *                  *
C. Jeff Dekker..........         9,343(4)                *                  *
Jacqueline C. Morby.....     3,437,580(7)             37.9%              25.7%
Gregory M. Avis.........     2,291,720(5)             25.3%              17.1%
Frank A. Rossi..........         7,187(4)                *                  *
Gerald A. Quintana......         7,187(4)                *                  *
Peter J. Smith..........           --                  --                 --
All directors and            8,865,852(6)             96.0%              65.5%
 executive officers and
 directors as a group
 (11 persons)...........
Greater than 5%
Stockholders
TA Associates Group.....     3,437,580(7)             37.9%              25.7%
High Street Tower,
Suite 2500
125 High Street
Boston, MA 02110
Summit Partners.........     2,291,720(8)             25.3%              17.1%
499 Hamilton Avenue,
Suite 200
Palo Alto, CA 94301

--------
  *  Less than one percent.
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Prospectus, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
 (2) Percentage of ownership is based on 9,070,331 shares of Common Stock outstanding before the offering and 13,370,331 shares of Common Stock outstanding after the offering, assuming no exercise of the Underwriters' over-allotment option.
 (3) Includes 1,997,193 shares owned of record by Mr. Lammle, of which 1,473,943 shares are subject to a repurchase option in favor of the Company that expires in several installments through March 2006, 523,250 shares owned of record by Rita L. Lammle, 112,125 shares owned of record by Amy Lammle

    Trust, 112,125 shares owned of record by Daina Lammle Trust and 224,250 shares owned of record by Lacey Lammle Trust.
(4) Comprised of options exercisable within 60 days of the date of this Prospectus to purchase shares of Common Stock.
(5) Includes 2,194,890 shares owned of record by Summit Ventures IV, L.P. and 96,830 shares owned of record by Summit Investors III, L.P. Mr. Avis is a general partner of Summit Investors III, L.P. and of Stamps, Woodsum & Co., IV, the general partner of the general partner of Summit Ventures IV, L.P., and may be deemed to share voting and investment power with respect to such shares. Mr. Avis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(6) Includes options exercisable within 60 days of the date of this Prospectus to purchase 167,609 shares of Common Stock.
(7) Includes 1,725,000 shares owned of record by Advent VII L.P., 646,530 shares owned of record by Advent Atlantic and Pacific II L.P., 862,500 shares owned of record by Advent Atlantic and Pacific III, L.P., 172,500 shares owned of record by Advent New York L.P. and 31,050 shares owned of record by TA Venture Investors Limited Partnership. Advent VII L.P., Advent Atlantic and Pacific II L.P., Advent Atlantic and Pacific III, L.P., Advent New York L.P. and TA Venture Investors Limited Partnership are part of an affiliated group of investment partnerships referred to, collectively, as the TA Group. The general partner of Advent VII L.P. is TA Associates VII L.P. The general partner of Advent Atlantic and Pacific II L.P. is TA Associates AAP II Partners L.P. The general partner of Advent Atlantic and Pacific III, L.P. is TA Associates AAP III Partners, L.P. The general partner of Advent New York L.P. is TA Associates VI L.P. The general partner of each of TA Associates VII L.P., TA Associates AAP II Partners L.P., TA Associates AAP III Partners, L.P. and TA Associates VI L.P. is TA Associates, Inc. Ms. Morby is a principal of TA Associates, Inc. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those shares held by TA Venture Investors Limited Partnership. Principals and employees of TA Associates, Inc. (including Ms. Morby, a director of the Company) comprise the general partners of TA Venture Investors Limited Partnership. As general partner of TA Venture Investors Limited Partnership and principal of TA Associates, Inc., Ms. Morby may be deemed to share voting and investment power with respect to the 3,437,580 shares of Common Stock held of record by the TA Group. Ms. Morby disclaims beneficial ownership of such shares, except to the extent of her pecuniary interest therein, including 4,212 of the shares held by TA Venture Investors Limited Partnership.
(8) Includes 2,194,890 shares owned of record by Summit Ventures IV, L.P. and 96,830 shares owned of record by Summit Investors III, L.P.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the capital stock of the Company and certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Amended and Restated Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

  Upon the closing of this offering, the authorized capital stock of the Company, after giving effect to the conversion of all outstanding convertible preferred stock into Common Stock and redeemable preferred stock (and the immediate redemption of all redeemable preferred stock), will consist of 27,000,000 shares of Common Stock, $0.01 par value per share, and 5,000,000 shares of Preferred Stock, $0.01 par value per share.

COMMON STOCK

  As of February 28, 1997, there were 9,070,331 shares of Common Stock outstanding and held of record by 18 stockholders, assuming the conversion of all outstanding shares of convertible preferred stock into Common Stock that will occur upon the consummation of the offering contemplated hereby. Based upon such number of shares deemed outstanding as of that date and giving effect to the issuance of 4,300,000 shares of Common Stock offered hereby, there will be 13,370,331 shares of Common Stock outstanding upon consummation of this offering. The holder of each share of Common Stock has the right to one vote on such matters and in such manner as may be provided by law. Holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Common Stock are entitled to receive, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All presently outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to determine or alter the designations, preferences, and relative, participating, optional or other rights, and such qualifications, limitations or restrictions thereof, as shall be stated in resolutions adopted by the Board of Directors and as may be permitted by the Delaware General Corporation Law. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. No shares of Preferred Stock will be outstanding immediately following the closing of this offering. The Company has no present plan to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

  Holders of 7,475,000 shares of Common Stock to be issued upon conversion of the Series A Preferred Stock and the Series B Preferred Stock have certain rights to have the Company register shares of the Company's capital stock owned by them ("Registrable Shares") with the Securities and Exchange Commission. If at any time, the Company shall determine to register under the Securities Act any shares of its Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock, holders of Registrable

Shares may request (such rights may be referred to hereinafter as "Piggyback Registration Rights") that the Company include in such registration any Registrable Shares that they hold. In such a case, the Company will use its best efforts to include the Registrable Shares so requested to be included in the registration. On any two occasions (not less than six months apart), if holders of at least 40% of the Registrable Shares so request, the Company will use its best efforts to cause the shares so requested to be registered under the Securities Act. If the Company becomes eligible to use Form S-3 under the Securities Act and the holders of 20% of the Registrable Shares request that their shares be registered, the Company will use its best efforts to register such shares on a Form S-3 registration statement. The Company is not required to effect more than one such Form S-3 registration in any twelve month period. The Company's obligation to register Registrable Shares will terminate seven years following the consummation of this offering or, commencing on the first anniversary of the consummation of this offering, with respect to any such holder, whenever such holder's shares can be fully transferred under Rule 144(k) of the Securities Act. Generally, the Company is required to bear all registration and selling expenses incurred in connection with any such registrations. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration. In addition, holders of the 57,500 shares of Common Stock issued by the Company in connection with the Saber Acquisition will, following this offering, have Piggyback Registration Rights substantially identical to those provided to the holders of the Registrable Shares issued upon conversion of the Series A Preferred Stock and Series B Preferred Stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation's voting stock.

  Upon the closing of this offering, the Company's Amended and Restated Certificate of Incorporation (the "Certificate") will provide that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. Special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or by the holders of shares entitled to cast not less than 50% of the votes at such a meeting. The Company's Certificate will also provide that the authorized number of directors may be changed only by resolution of the Board of Directors, and that directors can only be removed for cause by a majority vote of the stockholders. In addition, the Company's Certificate will provide for the classification of the Board of Directors into three classes, only one of which shall be elected at any given annual meeting. These provisions may have the effect of delaying, deterring or preventing a change in control of the Company or depressing the market price of Common Stock or discouraging hostile takeover bids in which stockholders of the Company could receive a premium for their shares of Common Stock.

TRANSFER AGENT AND REGISTRAR

  The First National Bank of Boston has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The sale of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have outstanding an aggregate of 13,370,331 shares of Common Stock assuming (i) no exercise of the Underwriters' over-allotment option, (ii) no exercise of outstanding options and (iii) the automatic conversion of all outstanding shares of the Company's convertible preferred stock. Of these shares, the 4,300,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined under the Securities Act and the Regulations promulgated thereunder.

  The remaining 9,070,331 shares of Common Stock are "Restricted Shares" and are subject to restrictions under the Securities Act. All of the Restricted Shares are subject to lock-up agreements under which the holders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus except in connection with the exercise of the Underwriters' over-allotment option relating to this offering or with the prior written consent of Montgomery Securities. Beginning 180 days after the date of the Prospectus, approximately 8,422,535 Restricted Shares will become available for sale in the public market pursuant to Rule 144 or Rule 701 under the Securities Act. By January 1998, up to an additional 318,791 shares will become eligible for sale in the public market pursuant to Rule 144 or Rule 701 under the Securities Act. The remaining Restricted Shares will become eligible for resale pursuant to Rule 144 or Rule 701 under the Securities Act at various times starting in March 1998 as the Company's repurchase option for the Restricted Shares lapses. During the period from March 1998 through March 2004, certain holders of the Restricted Shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the effective date of this registration statement (the "Effective Date"), a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 133,703 shares immediately after this offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations described above.

  Any employee, officer, director or consultant of the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the Effective Date.

  Promptly after the Effective Date, the Company intends to file a registration statement under the Securities Act to register shares of Common Stock reserved for issuance under the Stock Option Plan and the Purchase Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing. Shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the public market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. At February 28, 1997, options to purchase 1,335,932 shares of Common Stock were outstanding under the Stock Option Plan; no shares of Common Stock had been purchased under the Purchase Plan.

  Prior to this offering, there has been no public market for the Common Stock of the Company, and any sale of substantial amounts in the open market may adversely affect the market price of the Common Stock offered hereby.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by Montgomery Securities, J.P. Morgan Securities Inc. and Dain Bosworth Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                                                                       NUMBER OF
     UNDERWRITER                                                        SHARES
     -----------                                                       ---------
     Montgomery Securities............................................
     J.P. Morgan Securities Inc. .....................................
     Dain Bosworth Incorporated.......................................
                                                                       ---------
       Total.......................................................... 4,300,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to
selected dealers a concession of not more than $   per share, and the
Underwriters may allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After this offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 645,000 additional shares of Common Stock to cover over-allotment options, if any, at the same price per share as the initial 4,300,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this over-allotment option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The Company and the holders of all of its outstanding securities have agreed that, for a period of 180 days following the date of this Prospectus, they will not, except in connection with the exercise of the Underwriters' over-allotment option relating to this offering or with the prior written consent of Montgomery Securities, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock, except that the Company, without such consent, may grant options or issue stock upon exercise of new or outstanding options pursuant to the Stock Option Plan and the Purchase Plan. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

  The Representatives have informed the Company that the Underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, its past and present financial performance, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of this offering and the market prices of and demand for publicly traded common stock of comparable companies in recent periods and other factors deemed relevant.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward llp, Boulder, Colorado. Certain legal matters relating to the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements of NxTrend as of December 31, 1996 and December 31, 1995 and for each year in the three-year period ended December 31, 1996 included in this Prospectus have been so included in reliance on the reports of Arthur Andersen LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the schedules and exhibits filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, on payment of the prescribed fees. The Securities and Exchange Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements, and other information regarding the Company. The address for such site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Public Accountants.................................  F-2
Balance Sheets...........................................................  F-4
Statements of Income.....................................................  F-6
Statements of Mandatorily Redeemable Preferred Stock and Stockholders'
 Equity (Deficit)........................................................  F-7
Statements of Cash Flows.................................................  F-8
Notes to Financial Statements............................................ F-10

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To NxTrend Technology, Inc.:

  We have audited the accompanying balance sheets of NxTrend Technology, Inc. (formerly R&D Systems Company), a Delaware corporation, as of December 31, 1995 and 1996, and the related statements of income; mandatorily redeemable preferred stock and stockholders' equity (deficit); and cash flows for each year in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NxTrend Technology, Inc., as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each year in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Denver, Colorado,
January 15, 1997

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                            NXTREND TECHNOLOGY, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                    DECEMBER 31,    PRO FORMA
                                                   --------------- DECEMBER 31,
                                                    1995    1996       1996
                                                   ------- ------- ------------
                                                                   (UNAUDITED,
                                                                     NOTE 2)
                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents....................... $ 4,653 $   730   $   730
  Accounts receivable, net of allowance for
   doubtful accounts of $270, $128 and $128.......   8,138  10,148    10,148
  Income taxes receivable.........................     952     283       283
  Inventories.....................................     424     580       580
  Prepaid expenses and other current assets.......      37      17        17
  Deferred income taxes (Note 10).................      23      96        96
                                                   ------- -------   -------
    Total current assets..........................  14,227  11,854    11,854
PROPERTY AND EQUIPMENT--Net (Note 5)..............   1,295   1,251     1,251
OTHER ASSETS--Net.................................   1,238   3,491     3,491
DEFERRED INCOME TAXES--NONCURRENT (Note 10).......     147     --         --
                                                   ------- -------   -------
    Total assets.................................. $16,907 $16,596   $16,596
                                                   ======= =======   =======



  The accompanying notes to financial statements are an integral part of these balance sheets.

                            NXTREND TECHNOLOGY, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                       DECEMBER 31,     PRO FORMA
                                                     ----------------  DECEMBER 31,
                                                      1995     1996        1996
                                                     ------- --------  ------------
                                                                       (UNAUDITED,
                                                                         NOTE 2)
        LIABILITIES, MANDATORILY REDEEMABLE
 PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
 Accounts payable..................................  $ 1,554 $  2,247    $  2,247
 Accrued payroll and related costs.................      902      995         995
 Other accrued liabilities.........................      640      632         632
 Accrued compensation under the Unit Incentive Plan
  (Note 12)........................................    3,196      --          --
 Customer deposits.................................      261      542         542
 Deferred revenue (Note 2).........................    5,350    6,167       6,167
 Bank debt--current portion (Note 7)...............      --     4,500       4,500
 Payable to stockholder under non-compete agree-
  ment--current portion (Note 4)...................      --       500         500
                                                     ------- --------    --------
   Total current liabilities.......................   11,903   15,583      15,583
                                                     ------- --------    --------
DEFERRED INCOME TAXES..............................      --        60          60
PAYABLE TO STOCKHOLDER UNDER NON-COMPETE AGREEMENT,
 net of current portion (Note 4)...................      --       500         500
BANK DEBT, net of current portion (Note 7).........      --    15,000      15,000
COMMITMENTS AND CONTINGENCIES (Notes 3, 6, 13).....
SERIES A AND B MANDATORILY REDEEMABLE, CONVERTIBLE
 PREFERRED STOCK, $0.01 par value; aggregate
 liquidation and redemption preference of $0,
 $32,500 and $0 as of December 31, 1995 and 1996
 (actual) and December 31, 1996 (pro forma),
 respectively; 0, 32,500 and 32,500 shares
 authorized at December 31, 1995 and 1996 (actual)
 and December 31, 1996 (pro forma), respectively;
 0, 32,500 and 0 issued and outstanding as of
 December 31, 1995 and 1996 (actual) and December
 31, 1996 (pro forma), respectively (Notes 2 and
 8)................................................      --    32,500         --
SENIOR AND JUNIOR MANDATORILY REDEEMABLE PREFERRED
 STOCK, $0.01 par value; aggregate liquidation and
 redemption preference of $0 at December 31, 1995
 and 1996 (actual) and $22,000 at December 31, 1996
 (pro forma), respectively; 0, 22,000 and 22,000
 authorized at December 31, 1995 and 1996 (actual)
 and December 31, 1996 (pro forma), respectively;
 0, 0 and 22,000 shares issued and outstanding as
 of December 31, 1995 and 1996 (actual) and
 December 31, 1996 (pro forma), respectively (Notes
 2 and 8)..........................................      --       --       22,000
STOCKHOLDERS' EQUITY (DEFICIT):
 Preferred stock, $0.01 par value; 100,000, 50,000,
  and 50,000 shares authorized as of December 31,
  1995 and 1996 (actual) and December 31, 1996 (pro
  forma), respectively; no shares issued or
  outstanding......................................      --       --          --
 Common stock, $0.001 and $0.01 par value at
  December 31, 1995 and 1996, respectively;
  500,000, 31,895,500 and 31,895,500 shares
  authorized as of December 31, 1995 and 1996
  (actual) and December 31, 1996 (pro forma),
  respectively; 23,000, 1,473,943 and 8,948,943
  shares issued and outstanding as of December 31,
  1995 and 1996 (actual) and December 31, 1996 (pro
  forma), respectively.............................      --        15          89
 Additional paid-in capital........................        1      305      10,731
 Retained earnings (deficit) (including, at Decem-
  ber 31, 1996 actual and pro forma, $48,999 paid
  to purchase and retire founders' stock--Note 1)..    5,003  (47,367)    (47,367)
                                                     ------- --------    --------
   Total stockholders' equity (deficit)............    5,004  (47,047)    (36,547)
                                                     ------- --------    --------
   Total liabilities, mandatorily redeemable
    preferred stock and stockholders' equity
    (deficit)......................................  $16,907 $ 16,596    $ 16,596
                                                     ======= ========    ========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                           NXTREND TECHNOLOGY, INC.

                             STATEMENTS OF INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                     YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1994     1995     1996
                                                    -------  ------- ---------
REVENUE:
  Software license fees............................ $ 6,446  $10,625   $12,429
  Annual license and support fees..................   3,210    8,702    10,759
  Services.........................................   3,909    6,229     7,011
  Hardware.........................................   5,207    9,568     9,421
                                                    -------  ------- ---------
    Total revenue..................................  18,772   35,124    39,620
                                                    -------  ------- ---------
COST OF REVENUE:
  Software license fees............................   1,392    1,945     1,742
  Annual license and support fees..................   1,328    3,367     4,443
  Services.........................................   2,819    3,852     4,287
  Hardware.........................................   4,347    7,962     7,731
                                                    -------  ------- ---------
    Total cost of revenue..........................   9,886   17,126    18,203
                                                    -------  ------- ---------
    Gross profit...................................   8,886   17,998    21,417
                                                    -------  ------- ---------
OPERATING EXPENSES:
  Research and development.........................   1,320    2,607     2,975
  Sales and marketing..............................   1,850    2,342     2,844
  General and administrative.......................   2,931    6,019     5,975
  Unit Incentive Plan (Note 12)....................     --     3,196     3,804
                                                    -------  ------- ---------
    Total operating expenses.......................   6,101   14,164    15,598
                                                    -------  ------- ---------
    Operating income...............................   2,785    3,834     5,819
OTHER INCOME (EXPENSE):
  Interest income..................................     129      237       216
  Interest expense.................................     (45)     --     (1,757)
  Other, net.......................................     640      618       549
                                                    -------  ------- ---------
                                                        724      855      (992)
                                                    -------  ------- ---------
    Income before income taxes.....................   3,509    4,689     4,827
PROVISION FOR INCOME TAXES.........................   1,375    1,708     1,698
                                                    -------  ------- ---------
  Net income....................................... $ 2,134  $ 2,981   $ 3,129
                                                    =======  ======= =========
PRO FORMA NET INCOME PER COMMON AND COMMON
 EQUIVALENT SHARE
 (Note 2) (Unaudited)..............................                    $  0.32
                                                                     =========
SHARES USED TO COMPUTE PRO FORMA NET INCOME PER
 COMMON AND COMMON EQUIVALENT SHARE (Note 2)
 (Unaudited).......................................                  9,919,287
                                                                     =========

 The accompanying notes to financial statements are an integral part of these statements.

                            NXTREND TECHNOLOGY, INC.

                      STATEMENTS OF MANDATORILY REDEEMABLE
               PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                             MANDATORILY REDEEMABLE
                                PREFERRED STOCK           STOCKHOLDERS' EQUITY (DEFICIT)
                         -------------------------------- ---------------------------------
                         SERIES A AND B,     SENIOR AND                   ADDI-
                           CONVERTIBLE         JUNIOR     COMMON STOCK   TIONAL   RETAINED
                         ----------------  -------------- -------------- PAID-IN  EARNINGS
                         SHARES   AMOUNT   SHARES AMOUNT  SHARES  AMOUNT CAPITAL  (DEFICIT)
                         ------  --------  ------ ------- ------  ------ -------  ---------
                                                   (IN THOUSANDS)
BALANCES, December 31,
 1993...................   --    $    --    --    $   --     23   $ --   $     1  $      3
 Net income.............   --         --    --        --    --      --       --      2,134
                         -----   --------   ---   ------- -----   -----  -------  --------
BALANCES, December 31,
 1994...................   --         --    --        --     23     --         1     2,137
 Distribution (Note 4)..   --         --    --        --    --      --       --       (115)
 Net income.............   --         --    --        --    --      --       --      2,981
                         -----   --------   ---   ------- -----   -----  -------  --------
BALANCES, December 31,
 1995...................   --         --    --        --     23     --         1     5,003
 Issuance of Series A
  Mandatorily
  Redeemable,
  Convertible Preferred
  Stock for $1,000 per
  share in March in
  connection with the
  Recapitalization......  26.0     26,000   --        --    --      --       --        --
 Purchase and retirement
  of shares from
  stockholders in March
  in connection with the
  Recapitalization......   --         --    --        --  (18.4)    --        (1)  (48,999)
 Exchange of common
  stock for Series B
  Mandatorily
  Redeemable,
  Convertible Preferred
  Stock in connection
  with the
  Recapitalization in
  March, stated at
  redemption value......   6.5      6,500   --        --   (4.6)    --       --     (6,500)
 Issuance of restricted
  common stock in March
  at $0.217 per share...   --         --    --        --  1,474      15      305       --
 Net income.............   --         --    --        --    --      --       --      3,129
                         -----   --------   ---   ------- -----   -----  -------  --------
BALANCES, December 31,
 1996...................  32.5     32,500   --        --  1,474      15      305   (47,367)
 Pro forma adjustments
  (unaudited) (Note 2).. (32.5)   (32,500)   22    22,000 7,475      74   10,426       --
                         -----   --------   ---   ------- -----   -----  -------  --------
PRO FORMA BALANCES,
 December 31, 1996
 (unaudited) (Note 2)...   --    $    --     22   $22,000 8,949   $  89  $10,731  $(47,367)
                         =====   ========   ===   ======= =====   =====  =======  ========


  The accompanying notes to financial statements are an integral part of these statements.

                            NXTREND TECHNOLOGY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1994     1995      1996
                                                    -------  -------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income....................................... $ 2,134  $ 2,981  $  3,129
  Adjustments to reconcile net income to net cash
   provided by operating activities--
    Depreciation and amortization..................     212      905     1,836
    Deferred income tax (benefit) provision (Note
     10)...........................................      69     (138)      134
    Deferred income recognized.....................    (100)     (75)      --
    Other..........................................    (162)     --
    Changes in operating assets and liabilities--
      Accounts receivable..........................  (1,461)  (2,475)   (2,010)
      Income taxes receivable......................     --      (952)      669
      Inventories..................................     108     (207)     (156)
      Prepaid expenses and other current assets....     237       24        20
      Other assets.................................     (24)     (20)     (524)
      Accounts payable.............................     265      537       693
      Accrued liabilities..........................     545      378        85
      Accrued compensation under Unit Incentive
       Plan (Note 12)..............................     --     3,196    (3,196)
      Customer deposits............................    (566)    (293)      281
      Deferred revenue.............................   1,515      414       817
                                                    -------  -------  --------
        Net cash provided by operating activities..   2,772    4,275     1,778
                                                    -------  -------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment..............    (108)    (769)     (476)
  Payments received on note receivable from related
   party...........................................     200      --        --
  Payment for acquisition of certain assets........     --    (1,870)      --
  Payments for covenant not to compete.............     --       --     (1,500)
  Other............................................     --        24       --
                                                    -------  -------  --------
        Net cash provided by (used in) investing
         activities................................      92   (2,615)   (1,976)
                                                    -------  -------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments of notes payable........................  (2,261)     (17)       --
  Purchase of common stock from shareholders.......     --       --    (49,000)
  Proceeds from term loan..........................     --       --     25,000
  Proceeds from revolving line of credit...........     --       --      1,500
  Payments of term loan............................     --       --     (6,000)
  Payments of revolving line of credit.............     --       --     (1,000)
  Proceeds from issuance of Series A Mandatorily
   Redeemable, Convertible Preferred Stock.........     --       --     26,000
  Debt issuance costs..............................     --       --       (545)
  Proceeds from issuance of restricted common
   stock...........................................     --       --        320
                                                    -------  -------  --------
        Net cash used in financing activities......  (2,261)     (17)   (3,725)
                                                    -------  -------  --------

  The accompanying notes to financial statements are an integral part of these statements.

                           NXTREND TECHNOLOGY, INC.

                                (IN THOUSANDS)

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1994    1995      1996
                                                     ------- -------  --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVA-
 LENTS.............................................. $   603 $ 1,643  $ (3,923)
CASH AND CASH EQUIVALENTS, beginning of period......   2,407   3,010     4,653
                                                     ------- -------  --------
CASH AND CASH EQUIVALENTS, end of period............ $ 3,010 $ 4,653  $    730
                                                     ======= =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for interest............ $   --  $   --   $  1,757
                                                     ======= =======  ========
  Cash paid during the year for income taxes........ $   615 $ 2,688  $    895
                                                     ======= =======  ========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
 FINANCING ACTIVITIES:
  Series B Mandatorily Redeemable, Convertible
   Preferred Stock issued in exchange for common
   stock............................................ $   --  $   --   $  6,500
                                                     ======= =======  ========
  Accrued covenant not to compete................... $   --  $   --   $  1,000
                                                     ======= =======  ========
  Allocation of asset purchase price to acquired
   assets and liabilities in 1995 (Note 3):
    Current assets..................................         $   586
    Property and equipment..........................             435
    Purchase price in excess of tangible assets ac-
     quired.........................................           1,669
    Other assets....................................              19
    Current liabilities.............................            (839)
                                                             -------
    Cash paid for acquisition.......................         $ 1,870
                                                             =======

  In March 1996, the Company recorded $2,500 of debt related to a non-compete agreement, of which $1,500 was paid in 1996 and the remainder is payable in future periods (Note 4).



 The accompanying notes to financial statements are an integral part of these statements.

                           NXTREND TECHNOLOGY, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

  NxTrend Technology, Inc. (formerly known as R&D Systems Company), a Delaware corporation (the "Company"), is a leading provider of enterprise-wide software solutions that address the critical business information requirements of durable goods wholesale distributors. The Company develops, licenses, and supports proprietary management and accounting software products, which are marketed under the names "Trend" and "SHIMS." The Company also provides business consulting services, implementation services, modification services, and training for its customers. In connection with its software license arrangements, the Company also sells, installs, and supports third-party software and computer equipment. The Company operates primarily in the United States. The Company's products and services are marketed primarily through the Company's direct sales force and, to a significantly lesser degree, independent resellers. In March 1996, the Company changed its state of organization from Colorado to Delaware.

  On March 14, 1996, the Company completed a recapitalization (the "Recapitalization") whereby the following transactions occurred:

  . The Company issued 26,000 shares of Series A Mandatorily Redeemable,
    Convertible Preferred Stock for $26,000,000 in cash ($1,000 per share).

  . The Company borrowed $26,000,000 under a financing facility (see Note 7).

  . 18,400 shares of the Company's common stock were purchased by the Company from its founders for $49,000,000 in cash, and retired.

  . 4,600 shares of the Company's common stock owned by a founder were exchanged for 6,500 shares of the Company's Series B Mandatorily Redeemable, Convertible Preferred Stock, with a redemption value of $6,500,000 ($1,000 per share).

  . 1,473,943 shares of common stock to a founder for $320,000 in cash. This stock is subject to certain restrictions (see Note 9).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

  The Company generates revenue from four sources: (i) fees for the initial license of the Company's proprietary software products and software products developed by third parties, (ii) annual license fees which give the customer the right to the continued use of the software and to updates of the Company's software when issued by the Company and telephone support fees paid by the customer, in advance, generally on an annual basis, (iii) implementation, training and consulting services, and (iv) sales of third party hardware.

  Revenue from the initial license fees of the Company's software products and third party software, and related sales of hardware, are recognized upon receipt of an executed license agreement and delivery and installation of the software and hardware to the customer, provided that the collection of the license fee is probable and the Company has satisfied all significant performance obligations, unless the terms of the license agreement contains non-standard customer acceptance criteria. Until all such significant performance obligations and all significant customer acceptance criteria are satisfied, software and hardware revenue and the costs of the related third-party software and hardware are deferred. Deferred third-party software and hardware costs totaled approximately $1,037,000 and $52,000 at December 31, 1995 and 1996, respectively, and are presented as a reduction of deferred revenue in the accompanying balance sheets.

  Revenue from annual license fees and maintenance and support agreements are deferred and recognized ratably over the term of the agreements, which are typically one year. Implementation, training, consulting and

                           NXTREND TECHNOLOGY, INC.

other services revenue is generally recognized as the services are performed. Consulting and implementation services are typically performed under separate service agreements and are performed on a time and materials basis.

  If hardware is sold apart from software, hardware revenue is recognized when delivered to the customer.

  Agreements with distributors of the Company's products typically do not include any rights of return, commitments to provide updates to the distributor or provisions for the future adjustment of the selling price. The Company recognizes revenue from these transactions at the time the products are shipped to the distributor for installation of the software products at the end-user site. Telephone support is provided directly to the end-user by the distributor. The Company receives a portion of the annual license fees charged to the end-user by the distributor for the continued use and enhancement of the software, and recognizes such annual license fees ratably over the appropriate period, typically one year.

  The Company typically requires minimum deposits of approximately 25% of the contract value upon execution of the software license arrangement, which are recorded as deposit liabilities until significant performance has commenced on the contract.

 Cost of Revenue

  Cost of software license fee revenue includes the cost of media, product packaging, third-party software license fees and other production costs.

  Costs of annual licenses, support fees and services consists primarily of salaries, benefits and allocated overhead costs related to consulting, training and customer support personnel.

 Concentrations of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable and cash equivalents. The Company's customers generally operate as wholesale distributors of durable goods; accordingly, the Company's accounts receivable are concentrated in wholesale distributors. The Company performs initial and ongoing credit evaluations of its customers' financial condition and generally requires no collateral, except deposits as discussed above. The Company retains title or a security interest in all third party hardware until the full purchase price of the hardware has been paid. For the years ended December 31, 1996 and 1995, no single customer accounted for more than 10% of the Company's revenue. For the year ended December 31, 1994, one customer accounted for 12% of the Company's revenue. The Company's cash equivalents are primarily invested in money market securities. The Company maintains the majority of its cash balances with financial institutions in the form of demand deposits and money market accounts.

  The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements.


 Cash Equivalents

  For purposes of reporting cash flows, the Company considers cash on hand, demand deposits in banks, and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

 Inventories

  Inventories consist primarily of computer equipment and third-party software and are stated at the lower of cost (average cost method) or market.

                           NXTREND TECHNOLOGY, INC.

 Software Development Costs

  Research and development costs are expensed as incurred and consist of salaries and other direct costs. Capitalization of software development costs commences upon the establishment of technological feasibility of the product. The Company's software products are deemed to be technologically feasible at the point a working model of the software product is developed, which is generally at or near the point the Company commences field testing of the software. Through December 31, 1996, for the products developed by the Company, the period from field testing to the general customer release of the software has been brief and, accordingly, the Company has not capitalized any qualifying software development costs in the accompanying financial statements.


 Other Assets

Other assets are comprised of the following:

                                                          DECEMBER 31,
                                                     -----------------------
                                                        1995        1996
                                                     ----------  -----------
      Purchase price over net tangible assets ac-
       quired....................................... $1,669,000  $ 1,669,000
      Non-compete payments to a stockholder (Note
       4)...........................................        --     2,500,000
      Deferred debt issuance costs..................        --       545,000
      Licensed software.............................        --       456,000
      Other.........................................     84,000      152,000
                                                     ----------  -----------
                                                      1,753,000    5,322,000
      Less: Accumulated amortization................   (515,000)  (1,831,000)
                                                     ----------  -----------
                                                     $1,238,000  $ 3,491,000
                                                     ==========  ===========

  The excess of the purchase price paid over net tangible assets acquired and non-compete payments to a stockholder are being amortized using the straight-line method over periods of three and four years, respectively. The deferred debt issuance costs are being amortized using the effective interest rate method over the term of the debt. Licensed software is being amortized using the straight-line method over a period of three years.

 Fair Market Value of Financial Instruments

  Financial instruments include cash and cash equivalents, accounts receivable and long-term obligations. The carrying amounts for the cash and cash equivalents and accounts receivable approximate fair market value because of the short maturity of these instruments. The carrying amount of the long-term obligation approximates their fair market value because the variable interest rates under the debt agreement are short-term in nature.

 Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax basis of assets, liabilities and carryforwards. SFAS No. 109 requires recognition of deferred tax assets for the expected future effects of all deductible temporary differences, loss carryforwards and tax credit carryforwards. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not, based on current circumstances, are not expected to be realized. Income tax provision is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

                           NXTREND TECHNOLOGY, INC.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Unaudited Pro Forma Net Income Per Common Share

  The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of mandatorily redeemable, convertible preferred stock into mandatorily redeemable preferred stock and common stock concurrent with the closing of the Company's anticipated initial public offering. Accordingly, historical net income per common share is not considered meaningful as it would differ materially from the pro forma net income per common share and common stock equivalent shares given the contemplated changes in the capital structure of the Company.

  Pro forma net income per common share and equivalents has been computed using the sum of the weighted average number of shares of common stock and common stock equivalent shares from convertible preferred stock and options. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and common stock equivalent shares issued by the Company (including the common stock equivalents of securities issued in the Recapitalization) at prices significantly below the assumed public offering during the twelve month period prior to the filing of the registration statement related to the Company's proposed initial public offering (using the treasury stock method and an assumed offering price of $13 per share, which may not be reflective of the actual offering price) have been included in the calculation as if they were outstanding for all periods.

  As a portion of the proceeds of the offering contemplated by this Prospectus will be used to repay approximately $19,500,000 in bank debt related to the Facility (Note 7) and to redeem $22,000,000 of Senior and Junior Mandatorily Redeemable Preferred Stock (Note 8), the following pro forma information for the year ended December 31, 1996, is presented, assuming that bank debt was repaid at the inception of the facility:

      Audited net income...........................................  $ 3,129,000
      Pro forma adjustment to reflect repayment of the Facility
       from proceeds...............................................    1,241,000
                                                                     -----------
      Pro forma net income.........................................  $ 4,370,000
                                                                     ===========
      Pro forma weighted average shares outstanding................    9,919,287
      Add: Additional pro forma shares required to retire the
       Facility and redeem Senior and Junior preferred stock
       (assuming $13 per share)....................................    3,192,308
                                                                     -----------
      Total pro forma common and common equivalent shares..........   13,111,595
                                                                     ===========
      Pro forma net income per common and common equivalent share..  $      0.33
                                                                     ===========

 Unaudited Pro Forma Information

  If the offering contemplated by the Prospectus is consummated, all of the outstanding shares of Series A and B Mandatorily Redeemable, Convertible Preferred Stock will be automatically converted into shares of common stock and immediately redeemable Senior and Junior Mandatorily Redeemable Preferred Stock, based on conversion factors stated in the Company's Amended and Restated Certificate of Incorporation. The unaudited pro forma balance sheet as of December 31, 1996 reflects only the conversion of Mandatorily Redeemable,

                           NXTREND TECHNOLOGY, INC.

Convertible Preferred Stock into 7,475,000 shares of common stock, 15,500 shares of Senior Redeemable Preferred Stock and 6,500 shares of Junior Mandatorily Redeemable Preferred Stock. Shares of Senior and Junior Mandatorily Redeemable Preferred Stock must be immediately redeemed for $22,000,000 in cash in the event of a qualified initial public offering, such as that contemplated by this Prospectus. Such redemption has not been reflected in the unaudited, pro forma balance sheet as of December 31, 1996.

 Stock Split and Changes In Authorized Shares

  The Company has approved a 2.3-for-1 share common stock split to be effective upon the effective date of the Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission. Common stock and equivalent amounts, and per share amounts have been adjusted retroactively to reflect such stock split. The Company has also approved an increase in the number of authorized shares of common stock to 31,895,500, effective as of the Registration Statement effective date. Subsequently, the Company intends to decrease the number of common shares authorized to 27,000,000 effective upon the closing of the offering contemplated by such Registration Statement.

 Stock Compensation Plans

  The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock option and other stock-based plans for employees and directors. The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation for such options and stock-based plans for employees and directors (Note 9).


 Other, Net

  For the years ended December 31, 1994, 1995 and 1996, other income was primarily comprised of referral fees paid by third-party software vendors. Other income was also comprised of a gain on a legal settlement for the year ended December 31, 1994.

 Adoption of New Accounting Standard

  The Company has adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Such adoption did not have a material effect on the Company's financial position or results of operations.

(3) ACQUISITIONS

  In February 1995, an affiliate at that time (through substantially common ownership) of the Company acquired certain assets (including SHIMS) in the bankruptcy proceeding of Ultimate Data Systems, Inc. ("UDS"), a developer of management and accounting software used by wholesale distributors, in exchange for cash of $2,127,000 and the assumption of certain liabilities totaling $839,000. This affiliate immediately sold substantially all of the operating assets purchased from UDS to the Company for $1,870,000 in cash and assumption of $839,000 of related operating liabilities. The Company has included the operations of UDS in its statement of operations from February 1995.

  The acquisition was recorded in accordance with the purchase method of accounting for business combinations. The tangible assets acquired and liabilities assumed were recorded at their estimated fair values at the date of acquisition and the remainder of the purchase price, $1,669,000, was assigned to intangibles. Intangibles acquired in the transaction, primarily software and customer lists, are being amortized over three years.

                           NXTREND TECHNOLOGY, INC.

  The following summarized pro forma (unaudited) information assumes that the UDS acquisition had occurred on the first day of the period presented. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of results of operations which actually would have resulted had the combination been in effect on the date indicated, or which may result in the future.

                                                 DECEMBER 31,
                                                     1994
                                                 ------------
           Net revenue.......................... $29,423,000
                                                 ===========
           Net income........................... $ 3,629,000
                                                 ===========

  The above amounts reflect adjustments for amortization of goodwill and depreciation on revalued fixtures and equipment.

  In December 1996 and January 1997, the Company signed letters of intent to acquire three companies. The Company entered into letters of intent to acquire substantially all of the assets and assume certain liabilities of the Company's primary independent reseller in Canada for $250,000 in cash and 63,888 shares of the Company's common stock, to acquire certain assets of an independent reseller in Minnesota for approximately $1,300,000 in cash plus the assumption of certain liabilities and 57,500 shares of the Company's common stock, and to acquire certain assets of Goretek Data Systems, Inc. for approximately $1,000,000 in cash and the assumption of certain liabilities.

(4) RELATED PARTY TRANSACTIONS

  During the years ended December 31, 1994 and 1995, the Company purchased computer equipment for resale of approximately $1,642,000 and $2,595,000, respectively, from a computer equipment dealer then related through substantially common ownership. In 1994 and 1995, this related entity also provided equipment procurement services for which the Company paid the related entity $200,000 and $283,000, respectively. Additionally, at December 31, 1995 the Company had accounts receivable of approximately $14,000, and accounts payable of approximately $232,000, respectively, with this related entity. Management fees and expense reimbursements received from this entity amounted to approximately $170,000 and $190,000 for 1994 and 1995, respectively. As of January 1996, this entity was sold to an unrelated third party.

  In connection with the Recapitalization, the two Founders of the Company entered into non-competition agreements with the Company. As part of one such agreement, the Company paid $1,500,000 to one of the Founders who remains a stockholder of the Company and, contingent on his continued employment with the Company after the Recapitalization, agreed to pay him an additional $500,000 on March 14, 1997 and 1998, respectively.

  In August 1996, the Company exercised its buy-out right on a cross license agreement that provided for royalty payments to an entity partially owned by one of the Founders. The buy-out right payment of $456,000 was net of previous royalties paid under the cross license of $44,000. The buy-out amount is included in other assets and is being amortized over three years.

  In early 1995, Intellex, Inc. ("Intellex"), an entity then affiliated through substantially common ownership, sold its principal operating assets and ceased operations shortly thereafter. Effective April 1, 1995, the Company acquired the remaining operating assets and assumed certain liabilities, which were recorded by the Company at their historical net book value. The amount by which assets acquired were exceeded by the liabilities assumed ($115,000), was treated as an effective distribution to the Company's stockholders, and charged to retained earnings. The Company has incorporated the operations of Intellex into its statements of operations from April 1, 1995.

                           NXTREND TECHNOLOGY, INC.

(5) PROPERTY AND EQUIPMENT

  Property and equipment are recorded at cost. Depreciation is provided using the straight-line method based on estimated useful lives ranging from three to seven years. Maintenance and repairs are expensed as incurred.

Property and equipment consists of the following:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1995         1996
                                                       -----------  -----------
      Office furniture, fixtures and equipment........ $ 2,772,000  $ 3,190,000
      Less: accumulated depreciation..................  (1,477,000)  (1,939,000)
                                                       -----------  -----------
      Property and equipment--net..................... $ 1,295,000  $ 1,251,000
                                                       ===========  ===========

(6) LEASES

  The Company leased space from a related party through mid-October 1994, at which time the building was sold by the related party to an unrelated third party. The Company entered into a new lease for the building with the third party which expires in October 1998. The Company also leases space under various leases that expire in 1998. Future minimum annual rental payments due under these leases and other non-related party noncancelable operating leases are as follows:

         YEAR ENDED DECEMBER 31--
         ------------------------
            1997................................  $  868,000
            1998................................     674,000
                                                  ----------
              Total rental payments.............  $1,542,000
                                                  ==========

  Rent expense totaled $581,000, $953,000 and $1,011,000 during 1994, 1995 and
1996, respectively. In 1994, $379,000 of the total amount of rent expense was paid to the affiliated entity.

(7) FINANCING FACILITIES

  On March 14, 1996, the Company entered into a financing facility (the "Facility") including a secured term loan ("Term Loan") of $25,000,000 and a secured revolving credit line ("Revolving Loan"). The Revolving Loan provides for a maximum outstanding balance of $5,000,000. The Facility expires on December 31, 2000, or earlier based on certain provisions included in the Facility. Additionally, the principal balance may be prepaid, without penalty. Interest accrues on the Term Loan and the outstanding balance of the Revolving Loan at variable rates based on the terms of the Facility. At December 31, 1996, the weighted average interest rate was 7.78 percent and 8.75 percent on the Term Loan and the outstanding balance of the Revolving Loan, respectively. Principal and interest payments are due quarterly. As of December 31, 1996, $19,000,000 and $500,000 were outstanding under the Term Loan and the Revolving Loan, respectively. Borrowings under the Facility are secured by substantially all of the assets of the Company.

  The Facility requires the Company to maintain, among other restrictions, a minimum interest coverage ratio, a minimum debt service coverage ratio, and a maximum ratio of total indebtedness for borrowed money to earnings. The Company was in compliance with the covenants as of December 31, 1996.

                           NXTREND TECHNOLOGY, INC.

  As of December 31, 1996, future principal payments under the Facility and other obligations are as follows:

         YEAR ENDING DECEMBER 31,
         ------------------------
            1997...............................  $ 4,500,000
            1998...............................    5,000,000
            1999...............................    5,000,000
            2000...............................    5,000,000
                                                 -----------
                                                 $19,500,000
                                                 ===========

(8) MANDATORILY REDEEMABLE PREFERRED STOCK

  The Company is authorized to issue 54,500 shares of designated preferred stock, par value of $0.01 per share, consisting of 26,000 shares of Series A Mandatorily Redeemable, Convertible Preferred Stock ("Series A Preferred"), 6,500 shares of Series B Mandatorily Redeemable, Convertible Preferred Stock ("Series B Preferred"), 19,375 shares of Senior Mandatorily Redeemable Preferred Stock ("Senior Redeemable Preferred"), and 2,625 shares of Junior Mandatorily Redeemable Preferred Stock ("Junior Redeemable Preferred"). The Company is also authorized to issue 50,000 shares of undesignated preferred stock.

  The relative rights and privileges of each class of preferred stock are summarized as follows:

 Series A Mandatorily Redeemable, Convertible Preferred Stock

  Holders of Series A Preferred vote together with holders of Series B Preferred as a single class on an as-if-converted to common stock basis. In addition, the holders of Series A Preferred, voting as a separate class, are entitled to elect two directors to the Company's Board of Directors. Dividends are payable only when, if, and in amounts approved by the Board of Directors in the same amounts as are available to holders of common stock, on an as-if-converted basis. Upon a liquidation, merger, sale, change in control of the Company or redemption or repurchase of shares representing a majority of the voting power of the outstanding shares of capital stock of the Company, the holders of Series A Preferred are entitled to a senior liquidation preference, in parity with holders of Series B Preferred and Senior Redeemable Preferred, and in priority to holders of Junior Redeemable Preferred and common stock, in the amount of $596 per share ($15,500,000 at December 31, 1996), or if proceeds are insufficient, to share ratably with holders of Series B Preferred and the Senior Redeemable Preferred. If the liquidation preferences due to Series A and B Preferred and Senior Redeemable Preferred are paid in full, the holders of Series A Preferred receive a junior liquidation preference of the greater of $404 per share ($10,500,000 at December 31, 1996) or the ratable share of amounts payable to holders of all shares of the Company's capital stock, on an as-if-converted to common stock basis, once the holders of Series B Preferred have received in full certain amounts, as discussed below. Holders of Series A Preferred can convert their shares of Series A Preferred into 5,980,000 shares of common stock and 15,500 shares of Senior Redeemable Preferred. All shares of Series A Preferred are automatically converted upon the election of two-thirds of the shares of Series A Preferred to convert or the closing of a qualified initial public offering. In the case of conversion upon such an initial public offering, the holders of Series A Preferred would not receive shares of Senior Redeemable Preferred, but rather would receive an aggregate of $15,500,000 in cash. The Series A Preferred is redeemable at the election of the holders of Series A Preferred and Series B Preferred, voting together as a single class on an as-if-converted to common stock basis, if two-thirds of such class so elect. The redemption amount of $26,000,000 is payable in three equal installments on March 31, 2001, 2002 and 2003. Until such redemption is made, no dividends may be paid on any other class of stock, nor can shares of any other class be repurchased or redeemed. If funds are insufficient to redeem the Series A Preferred, the unpaid redemption amount bears interest at the greater of 12% or 5% over a prime rate. Holders of Series A Preferred are also entitled to share in residual distributions, if any, on an as-if-converted basis.

                           NXTREND TECHNOLOGY, INC.

 Series B Mandatorily Redeemable, Convertible Preferred Stock

  Holders of Series B Preferred vote together with holders of Series A Preferred as a single class on an as-if-converted to common stock basis. Dividends are payable only when, if, and in amounts approved by the Board of Directors in the same amounts as are available to holders of common stock, on an as-if-converted basis. Upon a liquidation, merger, sale, change in control of the Company or redemption or repurchase of shares representing a majority of the voting power of the outstanding shares of capital stock of the Company, the holders of Series B Preferred are entitled to liquidation preferences, in parity with holders of Series A Preferred and Senior Redeemable Preferred, and in priority to holders of Junior Redeemable Preferred and common stock, in the amount of $596 per share ($3,875,000 at December 31, 1996), or if proceeds are insufficient, to share ratably with holders of Series A Preferred and the Senior Redeemable Preferred. If the senior liquidation preferences due to Series A ($15,500,000 at December 31, 1996) and Series B ($3,875,000 at
December 31, 1996) Preferred and Senior Redeemable Preferred ($0 at
December 31, 1996), are paid in full and the junior liquidation preference due the holders of Series A Preferred ($10,500,000 at December 31, 1996) is paid in full, the holders of Series B Preferred receive the greater of $404 per share ($2,625,000 at December 31, 1996) or the ratable share of amounts payable to holders of Series A Preferred, Series B Preferred, and common stock on an as-if-converted to common stock basis. Holders of Series B Preferred are also entitled to share in residual distributions, if any, on an as-if-converted to common stock basis. Holders of Series B Preferred can convert their shares of Series B Preferred into 1,495,000 shares of common stock, 3,875 shares of Senior Redeemable Preferred and 2,625 shares of Junior Redeemable Preferred. All shares of Series B Preferred are automatically converted upon the election of a majority of the shares of Series B Preferred to convert, the election of two-thirds of the shares of Series A Preferred to convert their shares of Series A Preferred into common stock or the closing of a qualified initial public offering. In the case of conversion upon such an initial public offering, the holder of Series B Preferred would not receive shares of Senior and Junior Redeemable Preferred, but rather would receive $6,500,000 of cash. The Series B Preferred is redeemable at the election of the holders of Series A Preferred and Series B Preferred, voting together as a single class on an as-if-converted basis, if two-thirds of such class so elect. The redemption amount of $6,500,000 is payable in three equal installments on March 31, 2001, 2002 and 2003. Until such redemption is made, no dividends may be paid on any other class of stock, nor can shares of any other class be repurchased or redeemed, except with regard to payments required for Series A Preferred. If funds are insufficient to redeem the Series B Preferred, the unpaid redemption amount bears interest at the greater of 12% or 5% over a prime rate.

 Senior Mandatorily Redeemable Preferred Stock

  Senior Redeemable Preferred has no voting rights. Dividends will accrue at the rate of $50 per share per annum, cumulatively, from and after the date upon which two-thirds of the shares of Series A Preferred have been converted. Upon liquidation, holders of Senior Redeemable Preferred are entitled to $1,000 per share on parity with senior liquidation amounts due to holders of Series A and B Preferred. Senior Redeemable Preferred must be redeemed in the amount of $19,375,000 immediately upon a qualified initial public offering, or in equal installments on March 31, 2001, 2002 and 2003. If funds are insufficient to redeem the Senior Redeemable Preferred, the unpaid redemption amount bears interest at the greater of 12% or 5% over a prime rate.

 Junior Mandatorily Redeemable Preferred Stock

  Junior Redeemable Preferred has no voting rights. Dividends will accrue at the rate of $50 per share, cumulatively, from and after the date upon which two-thirds of the shares of Series A Preferred have been converted. Upon liquidation, holders of Junior Redeemable Preferred are entitled to $1,000 per share after holders of Series A and B Preferred and Senior Redeemable Preferred have received their total liquidation preference. Junior Redeemable Preferred must be redeemed in the amount of $2,625,000 immediately upon a

                           NXTREND TECHNOLOGY, INC.

qualified initial public offering which meets certain criteria or in equal installments on March 31, 2004, 2005 and 2006. However, no redemption can be made of Junior Redeemable Preferred until all amounts due Series A Preferred and Series B Preferred and Senior Redeemable Preferred have been paid by the Company. If funds are insufficient to redeem the Junior Redeemable Preferred, the unpaid redemption amount bears interest at the greater of 12% or 5% over a prime rate.

(9) COMMON STOCKHOLDERS' EQUITY (DEFICIT)

 1996 Stock Option and Grant Plan

  On March 14, 1996, the Company's 1996 Stock Option and Grant Plan (as amended, the "Plan") was adopted by the Board of Directors. The Plan provides for the grant of incentive stock options to employees (including officers and employee--directors) nonstatutory stock options (as defined by the Internal Revenue Code and regulations), and restricted stock awards or issuances to employees, directors and consultants. The purchase price of shares subject to an incentive stock option or nonqualified stock option will be the fair market value of the Company's common stock on the date the option is granted. If the grantee owns more than 10% of the total combined voting power of all classes of stock on the date of grant, the purchase price of the shares subject to a nonqualified stock option shall be at least 110% of the fair market value at the date of grant and the exercise term will be up to five years from the date of grant. All incentive options granted under the Plan are exercisable up to 10 years from the date of grant. As of December 31, 1996, there were 3,053,169 shares of common stock reserved for issuance under the Plan, of which 1,473,943 had been issued as restricted common stock and 1,002,800 had been issued as options to purchase shares of common stock.

  All outstanding options vest over a four to nine year period. The vesting of a portion of these options can be accelerated if certain conditions are met.

 Restricted Stock

  In March, 1996, the Company granted 1,473,943 shares of restricted common stock under the Plan. The holder of such shares of restricted common stock, who is an executive of the Company, has entered into a stock restriction and repurchase agreement under which the Company has the right to repurchase unvested common stock at the original issuance price upon termination of this individual's business relationship with the Company. Restrictions on these common stock lapse over a nine-year period, which period is subject to acceleration under certain conditions. At December 31, 1996, restrictions had lapsed with regard to 394,806 of such shares.


 Statement of Financial Accounting Standards No. 123 ("SFAS 123")

  SFAS 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for employee stock options or similar equity instruments. However, SFAS 123 allows the continued measurement of compensation cost for such plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), provided that pro forma disclosures are made of net income or loss and net income or loss per share, assuming the fair value based method of SFAS 123 had been applied. The Company has elected to account for its stock-based employee and director compensation plans under APB 25 and related interpretations. For purposes of the pro forma disclosures presented below, the Company has computed the fair values of all options granted under the Plan during 1996, using the Black-Scholes pricing model and the following weighted average assumptions:

                                                      1996
                                                    ---------
           Risk-free interest rate.................     6.68%
           Expected dividend yield.................     0.00%
           Expected lives outstanding.............. 6.1 years
           Expected volatility.....................    69.11%

                           NXTREND TECHNOLOGY, INC.

  To estimate lives of options for this valuation, it was assumed that options will be exercised upon becoming fully vested and the Company had completed an initial public offering of its common stock. All options are initially assumed to vest. Cumulative compensation costs recognized in pro forma net income or loss with respect to options that are forfeited prior to vesting is adjusted as a reduction of pro forma compensation expense in the period of forfeiture. Because the Company's common stock is not yet publicly traded, the expected market volatility was based on one other company deemed to have characteristics similar to the Company for periods subsequent to their initial public offering. Actual volatility of the Company's common stock may vary. Fair value computations are highly sensitive to the volatility factor assumed; the greater the volatility, the higher the computed fair value of options granted.

  The total fair value of options granted under the Plan was computed to be approximately $367,000 for the year ended December 31, 1996. These amounts are amortized ratably over the vesting periods of the options or recognized at date of grant if no vesting period is required. Pro forma stock-based compensation, net of the effect of forfeitures, was $46,000 for 1996.

  A summary of stock options under the Plan as of December 31, 1996 and changes during the year then ended is presented below:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                              SHARES     PRICE
                                                             ---------  --------
      Outstanding at beginning of year......................       --      --
        Granted............................................. 1,002,800   $0.60
        Canceled............................................    (1,150)  $0.87
        Exercised...........................................       --      --
                                                             ---------
      Outstanding at end of year............................ 1,001,650   $0.60
                                                             =========
      Weighted average fair value of options granted........ $    0.36
                                                             =========

  The following table summarizes information about the options outstanding at December 31, 1996:

                                OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                          -------------------------------- --------------------
                                       WEIGHTED
                                        AVERAGE   WEIGHTED             WEIGHTED
                            NUMBER     REMAINING  AVERAGE    NUMBER    AVERAGE
                          OUTSTANDING CONTRACTUAL EXERCISE EXERCISABLE EXERCISE
RANGE OF EXERCISE PRICES  AT 12/31/96    LIFE      PRICE   AT 12/31/96  PRICE
------------------------  ----------- ----------- -------- ----------- --------
   $0.53                     903,900   9.3 years   $0.53       --       $0.53
    0.87                      69,000   9.6 years    0.87       --        0.87
    2.09                      28,750   9.8 years    2.09       --        2.09
                           ---------                           --
                           1,001,650   9.3 years    0.60       --         --
                           =========                           ===

                            NXTREND TECHNOLOGY, INC.

  No compensation expense, as determined in accordance with APB No. 25 and related interpretations, was recorded in 1996 related to grants under the Company's stock option plan or restricted stock. If the Company had accounted for its stock option plan in accordance with SFAS 123, the Company's net income and pro forma net income per common share would have been reported as follows:

                                                     1996
                                                  -----------
           Net income: As reported..............  $ 3,129,000
                       Pro forma................  $ 3,085,000
           EPS:        As reported..............  $      0.32
                       Pro forma................  $      0.31

  Weighted average shares used to calculate pro forma net income per share were determined as described in Note 2.

(10) INCOME TAXES

  The components of the Company's net deferred tax asset are as follows:

                                                                   DECEMBER 31,
                                                                -------------------
                                                                  1995      1996
                                                                --------  ---------
      Difference between financial reporting and tax
       amortization of goodwill and organization costs..        $183,000  $ 330,000
      Portion of deferred revenue taxable...............           8,000     17,000
      Expenses not yet deductible for tax purposes......          15,000     77,000
                                                                --------  ---------
        Deferred tax asset..............................         206,000    424,000
                                                                --------  ---------
      Accelerated tax depreciation......................         (36,000)   (16,000)
      Difference between financial reporting and tax ba-
       sis of non-compete agreement                                  --    (372,000)
                                                                --------  ---------
        Deferred tax liabilities........................         (36,000)  (388,000)
                                                                --------  ---------
        Net deferred tax asset..........................        $170,000  $  36,000
                                                                ========  =========

  The net deferred tax asset has been presented as follows:

                                                                  DECEMBER 31,
                                                                -----------------
                                                                  1995     1996
                                                                -------- --------
      Current deferred tax asset.............................   $ 23,000 $ 96,000
      Noncurrent deferred tax asset (liability)..............    147,000  (60,000)
                                                                -------- --------
                                                                $170,000 $ 36,000
                                                                ======== ========

                           NXTREND TECHNOLOGY, INC.

  Components of the Company's income tax provision are as follows:

                                                  YEARS ENDED DECEMBER 31,
                                              ---------------------------------
                                                 1994       1995        1996
                                              ---------- ----------  ----------
      Current provision:
        Federal.............................. $1,135,000 $1,601,000  $1,334,000
        State................................    171,000    245,000     230,000
                                              ---------- ----------  ----------
                                               1,306,000  1,846,000   1,564,000
                                              ---------- ----------  ----------
      Deferred (benefit) provision:
        Federal..............................     60,000   (120,000)    116,000
        State................................      9,000    (18,000)     18,000
                                              ---------- ----------  ----------
                                                  69,000   (138,000)    134,000
                                              ---------- ----------  ----------
          Income tax provision............... $1,375,000 $1,708,000  $1,698,000
                                              ========== ==========  ==========

  The following is a reconciliation of the statutory U.S. federal income tax rate to the Company's effective income tax rate:

                                                  YEARS ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1994      1995      1996
                                                 --------  --------  --------
      Provision at statutory rate...............     34.0%     34.0%     34.0%
      State income taxes, net of federal tax
       benefits.................................      3.2       3.4       3.5
      Non-deductible goodwill amortization......      1.2       --        --
      Expenses not deductible...................      0.8       1.5       1.4
      Tax credits and other.....................      --       (2.5)     (3.7)
                                                 --------  --------  --------
                                                     39.2%     36.4%     35.2%
                                                 ========  ========  ========

(11) PROFIT SHARING PLAN

  The Company maintains a profit sharing plan, including a qualified deferral arrangement as described in Section 401(k) of the Internal Revenue Code, covering substantially all full-time employees who meet certain minimum age and employment requirements. Under the plan, the Company may declare a profit sharing contribution of up to 15% of a participant's compensation, and/or a discretionary match of a percentage of participant deferrals. Profit sharing contributions of $302,000, $640,000 and $0 were authorized for the years ended December 31, 1994, 1995 and 1996, respectively.

(12) UNIT INCENTIVE PLAN

  Effective January 1, 1995, the Company's stockholders approved a Unit Incentive Plan (the "UIP") for the purpose of motivating and retaining key employees of the Company. Under the terms of the UIP, the Company granted stock incentive units equal, in the aggregate, to 10% of the Company's outstanding common stock. Upon vesting, these units entitled the holders to cash payments equal to 100% of the fair market value of shares representing 10% of the Company's outstanding common stock. At each reporting date, the Company recorded a noncash charge to operations over the vesting period of the units for the difference between the grant price (which was zero) and the estimated fair market value of the Company's common stock at the reporting date. The units vested ratably over five years and accelerated if certain events occur, including 100% vesting if more than 50% change of the ownership of the Company's common stock occurred. At December 31, 1995, based on the Company's estimates of the fair market value of the Company's common stock, the Company recorded an

                           NXTREND TECHNOLOGY, INC.

amount payable related to this plan of $3,196,000. On March 14, 1996, as a result of the Recapitalization, 100% of the UIP units vested and $7,000,000 was paid to the participants of the UIP based on units held by each participant. The Company had recorded compensation expense related to the UIP of $3,196,000 at December 31, 1995 and on March 14, 1996, recorded the remaining $3,804,000. Because this plan has been terminated, it was not considered for the pro forma SFAS 123 disclosures presented in Note 9.

(13) CONTINGENCIES

  The Company is subject to various claims and business disputes in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, management anticipates that the ultimate outcome of these issues will not have a material impact on the financial statements.

(14) SUBSEQUENT EVENT

  On January 21, 1997, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission which, once effective, may permit the Company to sell shares of its common stock to the public.

                       [DESCRIPTION OF ARTWORK TO COME.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this of-fering other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been au-thorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or solicitation of, any person in any jurisdiction where such an offer or solici-tation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that information con-tained herein is correct as of any time subsequent to the date hereof.

                             --------------------

                               TABLE OF CONTENTS

                             --------------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
Recapitalization.........................................................  15
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  29
Management...............................................................  41
Certain Transactions.....................................................  49
Principal Stockholders...................................................  51
Description of Capital Stock.............................................  53
Shares Eligible for Future Sale..........................................  55
Underwriting.............................................................  57
Legal Matters............................................................  58
Experts..................................................................  58
Additional Information...................................................  58
Index to Financial Statements............................................ F-1

                             --------------------

 Until     , 1997 (25 days after the date of this Prospectus), all dealers ef-
fecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,300,000 SHARES

                        [NXTREND TECHNOLOGY, INC. LOGO]

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS

                           -------------------------

                             MONTGOMERY SECURITIES
                               J.P. MORGAN & CO.
                                 DAIN BOSWORTH
                                  INCORPORATED

                                       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq application fee.

      SEC registration fee............................................ $ 20,979
      NASD filing fee.................................................    7,423
      Nasdaq application fee..........................................   29,725
      Blue sky qualification fee and expenses.........................      500
      Printing and engraving expenses.................................  125,000
      Legal fees and expenses.........................................  200,000
      Accounting fees and expenses....................................  100,000
      Transfer agent and registrar fees...............................    7,000
      Miscellaneous...................................................   59,373
                                                                       --------
          Total....................................................... $550,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  Under Section 145 of the Delaware General Corporation Law ("Delaware Law"), the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws provide that the Registrant will indemnify each of its directors and executive officers to the fullest extent not prohibited by Delaware law, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Registrant's Bylaws also provide that the Company may indemnify other officers, employees and other agents of the Company as set forth in the Delaware Law.

  The Registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law and for any transaction from which the director derived an improper personal benefit. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  In addition, each of the Registrant's directors and executive officers will be indemnified by the Registrant, to the fullest extent permitted by the Delaware Law and the Registrant's Bylaws, pursuant to indemnification agreements with the Registrant.

  The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors in the offering for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since January 1, 1994, the Company has issued and/or sold unregistered securities as set forth below.

    (1) During the period, the Registrant granted stock options to employees, consultants, directors, officers and affiliates of the Registrant as provided below. From May 9, 1996 to February 28, 1997, the

  Registrant granted stock options under the 1996 Stock Option and Grant Plan covering an aggregate of 1,338,807 shares of Common Stock at a weighted average exercise price of $2.42 per share. Unless canceled in accordance with its terms, each of these options vests over a period of time following its date of grant.

    (2) On March 14, 1996, the Company sold 26,000 shares of its Series A Convertible Participating Preferred Stock to a group of investors for an aggregate purchase price of $26.0 million.

    (3) On March 14, 1996, the Company effected a recapitalization. Pursuant to that recapitalization, the Company issued an aggregate of 6,500 shares of its Series B Convertible Participating Preferred Stock to Guy M. Lammle, the Company's Chief Executive Officer, President and Chairman of the Board, Rita L. Lammle, Amy Lammle Trust, Daina Lammle Trust and Lacey Lammle Trust (the "Lammles") in partial consideration for 60% of the Lammles' previous holdings of the Company's capital stock.

    (4) On March 14, 1996, the Company sold 1,473,943 shares of the Company's Common Stock (the "Lammle Shares") to Guy M. Lammle at a purchase price per share of $0.217 under the Company's 1996 Stock Option and Grant Plan. The Company has a repurchase option, which terminates entirely on March 31, 2006 (subject to earlier termination for the Company's achievement of certain performance targets and the redemption of the Company's redeemable preferred stock), with respect to the Lammle Shares. Subject to adjustment for the Company's achievement of certain performance targets and the redemption of the Company's redeemable preferred stock, the Company's repurchase option with respect to the Lammle Shares will lapse at a rate of 131,602 shares per quarter through March 31, 1998, and thereafter at a rate of 13,160 shares per quarter through March 31, 2006. Upon redemption of the Company's redeemable preferred stock in connection with this offering, 105,281 of the Lammle Shares will vest.

    (5) The Company completed its acquisition of substantially all of the assets of Systemetrix Corporation and an affiliated entity effective January 2, 1997 for $250,000 in cash, assumption of certain liabilities and 63,888 shares of Common Stock.

    (6) The Company completed its acquisition of substantially all of the assets of Saber Systems, Inc. effective January 2, 1997 for $1.3 million in cash, assumption of certain liabilities and 57,500 shares of Common Stock.

  The sales and issuance of securities in the transactions described in paragraphs (1) and (4) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

  The sales and issuances of securities in the transactions described in paragraphs (2), (3), (5) and (6) above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof and/or Regulation D promulgated under the Securities Act. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
  1.1*   Form of Underwriting Agreement.
  3.1    Amended and Restated Certificate of Incorporation, as amended, of the
          Registrant.
  3.2*   Form of Amended and Restated Certificate of Incorporation of the
          Registrant, to be effective upon the closing of the offering.
  3.3    Bylaws of the Registrant.
  3.4*   Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
  4.1    Reference is made to Exhibits 3.1 through 3.4.
  4.2*   Specimen certificate representing shares of Common Stock of the
          Registrant.
  5.1*   Opinion of Cooley Godward LLP.
 10.1    Stock Purchase Agreement, dated as of March 14, 1996, among the
          Registrant and the individuals and entities listed in the signature pages thereto.
 10.2    Stockholders' Agreement, dated as of March 14, 1996, as amended, among the Registrant and the individuals and entities listed in the signature pages thereto.
 10.3    Stock Redemption and Exchange Agreement, dated as of March 14, 1996, among the Registrant and the individuals and entities listed in the signature pages thereto.
 10.4+   Value Added Reseller Agreement, effective August 15, 1989, as amended, between the Registrant and Progress Software Corporation.
 10.5    Distributor Agreement, effective March 30, 1995, between the
          Registrant and VMark Software, Inc.
 10.6    Cross License Agreement, dated August 16, 1995, as amended, between the Registrant and The Distribution Team, Inc.
 10.7    Loan Agreement, dated as of March 14, 1996, between the Registrant and the financial institutions named therein.
 10.8    Net Master Lease, dated October 11, 1994, between the Registrant and
          Plumtree Office Investors, Ltd.
 10.9*   Amended and Restated 1996 Stock Option and Grant Plan of the
          Registrant.
 10.10*  Form of Incentive Stock Option Agreement with four-year vesting.
 10.11*  Form of Incentive Stock Option Agreement with ten-year vesting and acceleration upon performance and stock redemption.
 10.12*  Form of Incentive Stock Option Agreement with nine-year vesting and acceleration upon performance and stock redemption.
 10.13*  Form of Non-Qualified Stock Option Agreement with ten-year vesting and acceleration upon performance and stock redemption.
 10.14*  Form of Directors' Non-Qualified Stock Option Agreement.
 10.15   Stock Purchase and Restriction Agreement, dated as of March 14, 1996, between the Registrant and Guy M. Lammle.
 10.16*  Employee Stock Purchase Plan of the Registrant.
 10.17   Form of Indemnification Agreement between the Registrant and each of
          Guy M. Lammle, Jacqueline C. Morby, Gregory M. Avis, Frank A. Rossi,
          Gerald A. Quintana and Peter J. Smith.
 10.18   Non-Competition Agreement, dated as of March 14, 1996, between the
          Registrant and Guy M. Lammle.
 10.19   Form of Non-Competition Agreement between the Registrant and each of its executive officers other than Guy M. Lammle.
 23.1    Consent of Arthur Andersen LLP.
 23.2*   Consent of Cooley Godward LLP (included in Exhibit 5.1).
 24.1    Powers of Attorney (included on pages II-5 and II-6).
 27.1    Financial Data Schedule.

--------
* To be filed by amendment.
+ The Registrant has applied for confidential treatment with respect to portions of this exhibit.

  (B) FINANCIAL STATEMENT SCHEDULES.

  Schedules are omitted because they are not required, are not applicable, or the information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF COLORADO SPRINGS, COUNTY OF EL PASO, STATE OF COLORADO, ON THE 14TH DAY OF MARCH, 1997.

                                          NxTrend Technology, Inc.

                                                     /s/ Guy M. Lammle
                                          By: _________________________________
                                                       Guy M. Lammle
                                            President, Chief Executive Officer
                                                 and Chairman of the Board

                               POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints Guy M. Lammle and Kathleen J. Cunningham his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement, any amendments thereto, filed pursuant to Rule 462(b) increasing the amount of securities for which registration is being sought, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

          /s/ Guy M. Lammle            President, Chief         March 14, 1997
-------------------------------------   Executive Officer
            GUY M. LAMMLE               and Chairman of the
                                        Board

     /s/ Kathleen J. Cunningham        Chief Operating          March 14, 1997
-------------------------------------   Officer, Chief
       KATHLEEN J. CUNNINGHAM           Financial Officer
                                        and Secretary

         /s/ C. Jeff Dekker            Controller (chief        March 14, 1997
-------------------------------------   accounting officer)
           C. JEFF DEKKER

              SIGNATURE                         TITLE                DATE

       /s/ Jacqueline C. Morby          Director                March 14, 1997
-------------------------------------
         JACQUELINE C. MORBY

         /s/ Gregory M. Avis            Director                March 14, 1997
-------------------------------------
           GREGORY M. AVIS

         /s/ Peter J. Smith             Director                March 14, 1997
-------------------------------------
           PETER J. SMITH

         /s/ Frank A. Rossi             Director                March 14, 1997
-------------------------------------
           FRANK A. ROSSI

       /s/ Gerald A. Quintana           Director                March 14, 1997
-------------------------------------
         GERALD A. QUINTANA

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                       DESCRIPTION OF DOCUMENT
 -------                      -----------------------
  1.1*   Form of Underwriting Agreement.
  3.1    Amended and Restated Certificate of Incorporation, as amended, of the Registrant.
  3.2*   Form of Amended and Restated Certificate of Incorporation of the
          Registrant, to be effective upon the closing of the offering.
  3.3    Bylaws of the Registrant.
  3.4*   Form of Amended and Restated Bylaws of the Registrant, to be
          effective upon the closing of the offering.
  4.1    Reference is made to Exhibits 3.1 through 3.4.
  4.2*   Specimen certificate representing shares of Common Stock of the
          Registrant.
  5.1*   Opinion of Cooley Godward LLP.
 10.1    Stock Purchase Agreement, dated as of March 14, 1996, among the
          Registrant and the individuals and entities listed in the
          signature pages thereto.
 10.2    Stockholders' Agreement, dated as of March 14, 1996, as amended, among the Registrant and the individuals and entities listed in the signature pages thereto.
 10.3    Stock Redemption and Exchange Agreement, dated as of March 14,
          1996, among the Registrant and the individuals and entities listed in the signature pages thereto.
 10.4+   Value Added Reseller Agreement, effective August 15, 1989, as amended, between the Registrant and Progress Software
          Corporation.
 10.5    Distributor Agreement, effective March 30, 1995, between the
          Registrant and VMark Software, Inc.
 10.6    Cross License Agreement, dated August 16, 1995, as amended, between the Registrant and The Distribution Team, Inc.
 10.7    Loan Agreement, dated as of March 14, 1996, between the
          Registrant and the financial institutions named therein.
 10.8    Net Master Lease, dated October 11, 1994, between the Registrant and Plumtree Office Investors, Ltd.
 10.9*   Amended and Restated 1996 Stock Option and Grant Plan of the
          Registrant.
 10.10*  Form of Incentive Stock Option Agreement with four-year vesting.
 10.11*  Form of Incentive Stock Option Agreement with ten-year vesting and acceleration upon performance and stock redemption.
 10.12*  Form of Incentive Stock Option Agreement with nine-year vesting and acceleration upon performance and stock redemption.
 10.13*  Form of Non-Qualified Stock Option Agreement with ten-year vesting and acceleration upon performance and stock redemption.
 10.14*  Form of Directors' Non-Qualified Stock Option Agreement.
 10.15   Stock Purchase and Restriction Agreement, dated as of March 14,
          1996, between the Registrant and Guy M. Lammle.

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
 10.16*  Employee Stock Purchase Plan of the Registrant.
 10.17   Form of Indemnification Agreement between the Registrant and each of Guy M. Lammle, Jacqueline C. Morby, Gregory M. Avis,
          Frank A. Rossi, Gerald A. Quintana and Peter J. Smith.
 10.18   Non-Competition Agreement, dated as of March 14, 1996, between the Registrant and Guy M. Lammle.
 10.19   Form of Non-Competition Agreement between the Registrant and each of its executive officers other than Guy M. Lammle.
 23.1    Consent of Arthur Andersen LLP.
 23.2*   Consent of Cooley Godward LLP (included in Exhibit 5.1).
 24.1    Powers of Attorney (included on pages II-5 and II-6).
 27.1    Financial Data Schedule.

--------
*To be filed by amendment.
+The Registrant has applied for confidential treatment with respect to portions of this exhibit.